As filed with the Securities and Exchange Commission on April 12, 2010

Registration No. 333-164050

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 3

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Med BioGene Inc.

(Exact name of Registrant as specified in its charter)

British Columbia	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

300 - 2386 East Mall

Gerald McGavin Building

Vancouver, British Columbia

V6T 1Z3 Canada

(604) 827-5100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Erinn B. Broshko

Chief Executive Officer

Med BioGene Inc.

300 - 2386 East Mall

Gerald McGavin Building

Vancouver, British Columbia

V6T 1Z3 Canada

(604) 827-4505

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin K. Rooney Hayden Bergman Rooney, Professional Corporation 150 Post Street, Suite 650 San Francisco, California 94108 Telephone: (415) 692-3310 Facsimile: (415) 399-9320	R. Hector MacKay-Dunn, Q.C. Farris, Vaughan, Wills & Murphy LLP 25th Floor 700 West Georgia Street Vancouver, British Columbia Canada V7Y 1B3 Telephone: (604) 661-9307 Facsimile: (604) 661-9349	Joseph A. Garcia McCarthy Tétrault LLP Suite 1300, Pacific Centre 777 Dunsmuir Street Vancouver, British Columbia Canada V7Y 1K2 Telephone: (604) 643-7991 Facsimile: (604) 643-7900	Jeffrey J. Fessler Sichenzia Ross Friedman Ference LLP 61 Broadway 32nd Floor New York, New York 10006 Telephone: (212) 930-9700 Facsimile: (212) 930-9725

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Shares(2)	$28,750,000	$2,050
Common Share Purchase Rights(3)	—	—(4)
Total	$28,750,000	$2,050(5)

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes Common Shares that may be sold pursuant to the exercise of a 45-day option granted by the Registrant to the underwriter to cover over-allotments, if any.
(3)	The Common Share Purchase Rights being registered hereby relate to the Shareholder Rights Plan Agreement dated January 15, 2010 between the Registrant and Computershare Investor Services Inc. associated with the Common Shares registered hereby.
(4)	In accordance with Rule 457(g), no additional registration fee is required in respect of the Common Share Purchase Rights.
(5)	$1,730 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED APRIL 12, 2010

$25,000,000

This is the initial public offering of our common shares in the United States and no public market currently exists in the United States for our common shares. The number of common shares that we will offer will be determined based on the public offering price per share. We are offering $25,000,000 of common shares in the United States in a firm commitment offering.

Our common shares are listed in Canada on the TSX Venture Exchange under the symbol “MBI.” On March 16, 2010, the closing price of our common shares on the TSX Venture Exchange was C$6.25 per share, or US$6.09 per share, based on the U.S.-Canadian dollar noon rate in the City of New York on March 8, 2010 for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, being US$1.00 = C$1.0265, and after giving effect to an assumed 1-for-50 reverse stock split of our outstanding common shares. We expect to effect a reverse stock split of our outstanding common shares of 1-for-50 prior to or upon the date of this prospectus.

We have applied to list our common shares on The NASDAQ Capital Market under the symbol “MBGI”, and to graduate our listing from the TSX Venture Exchange to the Toronto Stock Exchange under the symbol “MBI”.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 8 for a discussion of information that you should consider before investing in our common shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	US$	US$

Underwriting discount and commissions(1)	US$	US$

Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for a description of compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to $3,750,000 of additional common shares from us on the same terms as set forth above. If the underwriters exercise their right to purchase all of such additional common shares, we estimate that we will receive gross proceeds of approximately US$         from the sale of common shares being offered and net proceeds of approximately US$         after deducting approximately US$         for underwriting discounts and commissions, based on an initial public offering price of US$         per common share. The shares issuable upon exercise of the underwriters option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the common shares to purchasers in the offering on or about                     , 2010.

Rodman & Renshaw, LLC
ThinkEquity LLC
Dundee Securities Inc.

The date of this prospectus is                     , 2010.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars. All Canadian dollar, or C$, amounts have been translated into U.S. dollars at the March 8, 2010 noon buying rate in the City of New York for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, being US$1.00 = C$1.0265.

In this prospectus, our audited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in U.S. dollars.

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Nevertheless, we are responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date of the prospectus.

LungExpress Dx is our trademark. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

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PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Before deciding to invest in our common shares you should read the entire prospectus carefully, including “Risk Factors,” our audited consolidated financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case appearing elsewhere in this prospectus. References in this prospectus to “we,” “us” and “our” refer to Med BioGene Inc., unless the context requires otherwise.

Our Company

We are a life science company focused on the development and commercialization of genomic-based clinical laboratory diagnostic tests for cancer.

In making treatment decisions for cancer patients, physicians rely primarily upon tumor stage to predict a patient’s prognosis and likelihood of cancer recurrence. Because tumor staging is heavily dependent on visual assessment and human interpretation, physicians and patients often make treatment decisions using subjective and limited information that may not reflect the molecular nature of the patient’s cancer. Our mission is to develop and commercialize genomic-based tests that characterize tumors on a molecular level to provide personalized, clinically relevant information to improve patient treatment and reduce health care costs.

Our initial focus is on lung cancer, a disease that accounts for more deaths per year than breast cancer, prostate cancer and colon cancer combined, and we expect to launch our first test, LungExpress Dx, in the United States in 2010.

LungExpress Dx uses our proprietary 15-gene signature to improve upon staging for identifying those patients with early-stage non-small-cell lung cancer, or NSCLC, who, following surgical removal of their tumor, are at a higher and lower risk of mortality. In an initial study of patient specimens from the National Cancer Institute of Canada Clinical Trials Group JBR.10 trial, or JBR.10 clinical trial, patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy. We believe that the use of LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy.

Following completion of this offering, we intend to:

•	establish our central laboratory in the United States certified in accordance with the Clinical Laboratory Improvement Amendments of 1988, or CLIA, where we will perform our services;

•	launch LungExpress Dx as a clinical service in the United States in the second half of 2010 and build a focused sales, marketing and reimbursement team, either alone or through partnerships;

•

commercialize LungExpress Dx in Asia and Europe and other jurisdictions outside of the United States through distribution agreements with established companies with relevant local sales, marketing, reimbursement and regulatory compliance experience; and

•

seek to partner with pharmaceutical companies to use LungExpress Dx as a companion diagnostic to identify those patients who are more likely to respond to their United States Food and Drug Administration, or FDA, approved or development-stage targeted therapies.

The timing and completion of the above-mentioned activities are subject to certain risks and uncertainties as described beginning on page 56 and on page 63 and elsewhere in this prospectus.

We believe that, in commercializing LungExpress Dx, we will continue to develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

LungExpress Dx

Lung Cancer

According to a 2009 peer-reviewed publication, over 1.3 million people are diagnosed with, and approximately 1.0 million die from, lung cancer globally each year. In the United States alone, the National Cancer Institute estimates that in 2009 approximately 220,000 people will have been diagnosed with lung cancer and 160,000 will have died from the disease. Another 2009 peer-reviewed publication also estimates that the number of Americans diagnosed each year with lung cancer will increase significantly over the next two decades to 280,000 by 2020 and 338,000 by 2030.

NSCLC represents approximately 85% to 90% of all lung cancers and is comprised of multiple sub-types, including adeno-, squamous cell and large-cell carcinomas. A 2007 study by the International Association for the Study of Lung Cancer, which employed the population-based Surveillance Epidemiology and End Results, or SEER, United States cancer registry data, estimates that early-stage NSCLC represents approximately 34% of all diagnosed NSCLC cases.

Because of expected population increases and aging in the United States, the costs of diagnosing and treating lung cancer, and the estimated value of life lost from the disease, are substantial and expected to increase dramatically, even if mortality rates remain constant. The National Cancer Institute estimates that in the United States in 2007, $9.6 billion was spent on the diagnosis and treatment of lung cancer, representing over 13% of all cancer-related expenditures. According to a 2008 peer-reviewed publication, the value of life lost in the United States from lung cancer deaths in the year 2000 was estimated to be $240 billion, representing over 25% of the value for all cancers. In this study, the value of life lost was calculated by multiplying the years of life lost by $150,000, an estimate of the value of one year of life commonly used by health economists. Small declines in lung cancer mortality rates, for example, through more effective patient treatment, can have a substantial impact on healthcare expenditures and the value of life lost.

The Opportunity

A more accurate means of determining which early-stage NSCLC patients are, following surgery, at a higher and lower risk of mortality is needed to improve the selection of patients who may benefit from adjuvant chemotherapy. We believe that the use of LungExpress Dx will assist in addressing this unmet need.

Treatment decisions regarding NSCLC patients are based largely on current indications of prognosis and risk associated with tumor staging using the Tumor-Node-Metastasis, or TNM, algorithm. TNM staging is based upon the anatomical extent of the tumor, such as size, local and distant lymph node involvement and metastasis to stratify patients into stages I to IV. Stages I and II, considered early-stage, with localized disease, are associated with a better survival rate than stage III and IV, with the latter being considered non-curable.

Early-stage NSCLC patients are treated primarily by surgical removal of their tumors. Recent clinical trials have established that adjuvant chemotherapy, administered after tumor removal, significantly improves the survival of stage II patients, but does not significantly improve the survival of stage I patients. As a result, the American Society of Clinical Oncology, or ASCO, recommends adjuvant chemotherapy for stage II patients, but not for stage I patients, and the National Comprehensive Cancer Network, or NCCN, recommends adjuvant chemotherapy for stage II patients and, in certain circumstances, stage I patients.

However, within five years of surgery, 30% to 55% of stage I and II patients will die as a result of cancer recurrence, implying that patients diagnosed with the same stage of disease can differ in terms of tumor aggressiveness and response to treatment. While TNM stage currently remains the strongest predictor of prognosis, in many cases it fails to identify those patients within stage I who have an aggressive tumor and may benefit from chemotherapy, and those patients within stage II who have a less aggressive tumor and may not benefit from chemotherapy.

This uncertainty, coupled with other factors such as patient wishes, age, comorbidity and postoperative complications, has led to significant non-compliance by physicians and patients with the ASCO and NCCN guidelines. Peer-reviewed publications reviewing the clinical practices at two major cancer care centers, Princess Margaret Hospital in Toronto (May 2003 to May 2005) and Institut Mutualiste Montsouris in Paris (January 2004 to May 2005), confirmed such non-compliance in that, following surgery, 23% to 34% of stage I patients were treated with chemotherapy and approximately 50% of stage II patients were not treated with chemotherapy.

We believe that by providing information regarding each patient’s risk of mortality, the use of LungExpress Dx will assist both physicians and patients in making better-informed and personalized treatment decisions.

Our Solution

We believe that the use of LungExpress Dx will have the following benefits:

Improved Quality of Treatment Decisions. LungExpress Dx improves upon staging in identifying those patients with early-stage NSCLC, who, following surgical removal of their tumor, are at a higher and lower risk of mortality. In an initial study of patient specimens from the JBR.10 clinical trial, patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy. We believe that the use of LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy.

Health Economic Benefits. Improving the quality of treatment decisions through the use of LungExpress Dx may result in health economic benefits. Our initial study was presented in January 2010 at a poster session of the American Association for Cancer Research – International Association for the Study of Lung Cancer Joint Conference on Molecular Origins of Lung Cancer and demonstrates projected cost savings through the use of LungExpress Dx. Our model shows that approximately half of stage I NSCLC patients who are classified by LungExpress Dx as higher risk and who under current guidelines are not routinely treated with adjuvant chemotherapy, may benefit from such treatment, possibly avoiding or delaying disease recurrence and associated costs relating to treatment failure and terminal care, which can be over $75,000 per patient. Increasingly, targeted therapies are also being used in cases of disease recurrence and can add over $100,000 per person, per treatment course. On the other hand, approximately half of stage II NSCLC patients who are classified by LungExpress Dx as lower risk and who under current guidelines are routinely treated with adjuvant chemotherapy may not benefit from such treatment according to our model, possibly avoiding the costs and side effects associated with such treatment.

Integration into Current Clinical Practice. LungExpress Dx can be integrated into the current clinical treatment of early-stage NSCLC patients where chemotherapy should begin, if at all, within four to eight weeks from surgery. Once a patient is diagnosed with NSCLC, the tumor is surgically removed and a pathologist determines the TNM stage of disease. At that time, a physician will then be able to order LungExpress Dx and the pathology laboratory will provide us with the tumor specimen. We will then analyze the tumor specimen and deliver our results to the treating physician so that the physician and patient may discuss treatment options with a better understanding of the patient’s personal risk profile.

Development of LungExpress Dx

As presented at the 2008 Annual Meeting of ASCO and submitted for peer-review publication, the 15-gene signature of LungExpress Dx was developed using five-year outcome data from untreated stage IB and II NSCLC patients in the JBR.10 clinical trial.

Of the 482 patients participating in the JBR.10 clinical trial, flash frozen tumor specimens from 62 observation patients and 71 patients treated with chemotherapy were available for analysis. The LungExpress Dx genes were selected using an unbiased genome-wide microarray approach in which all 25,000 genes in the human genome from the observation patients were evaluated and narrowed down to 172 genes with the greatest ability to predict mortality. Using statistical analysis, a sub-set of 15 genes were shown to best correlate with patient survival and were selected for the LungExpress Dx signature. Using the expression levels of these 15 genes, a proprietary algorithm was developed that separates patients into higher and lower risk groups based upon predicted mortality. LungExpress Dx was subsequently validated in predicting patient mortality in five independent studies involving microarray data from tumor specimens totaling 676 untreated stage I and II NSCLC patients.

The 71 JBR.10 clinical trial patients treated with chemotherapy were also compared to the 62 observation patients using the LungExpress Dx classification. This study demonstrated that patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy.

We believe that the results of these studies demonstrate that LungExpress Dx quantifies the risk of mortality and may also correlate with the likelihood of chemotherapy benefit in early-stage NSCLC patients.

LungExpress Dx has been validated for use with patient specimens preserved by flash freezing. Following the commercial launch of LungExpress Dx, we plan to complete our studies to validate LungExpress Dx for use with patient specimens preserved by formalin fixation, paraffin embedding, or FFPE, and to commence studies to validate the utility of our test in quantifying a patient’s mortality risk and likelihood of chemotherapy benefit, potentially including a prospective and randomized clinical trial.

Our Business Strategy

Our business strategy is as follows:

Commercialize LungExpress Dx in the United States. We plan to launch LungExpress Dx as a clinical service in the United States in 2010. We anticipate using a portion of the net proceeds from our offering to establish our CLIA-certified central laboratory where we will perform our services and build, either alone or through partnerships, a focused domestic sales, marketing and reimbursement team in the United States. We believe that the most effective way to maximize the adoption of LungExpress Dx will be to have our team interact directly with oncologists, pathologists, patient advocacy groups and third-party payors to convey the clinical and health economic benefits of our test.

Commercialize LungExpress Dx Internationally. Asia and Europe have high incidence rates of lung cancer primarily because of the prevalence of smoking. We plan to commercialize LungExpress Dx in Asia and Europe and other jurisdictions outside of the United States through distribution agreements with established companies with relevant local sales, marketing, reimbursement and regulatory compliance experience. We have been involved in discussions with numerous groups to facilitate the distribution of our test in select countries.

Partner with Pharmaceutical Companies to Use LungExpress Dx as a Companion Diagnostic. LungExpress Dx was developed with data obtained from untreated patient specimens and, as such, we can correlate patients classified by our test as higher and lower risk with their response to any specific treatment regimen. As a result, we may seek to partner with pharmaceutical companies to use LungExpress Dx as a companion diagnostic to identify those patients who are more likely to respond to their FDA-approved or development-stage targeted therapies to assist in moving away from a “one-size-fits-all” approach to patient management.

Selectively Apply Our Commercial and Clinical Infrastructure to Other Tests. We believe that, in commercializing LungExpress Dx, we will continue to develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

Company History and Information

Med BioGene Inc., our predecessor, was incorporated under the Canada Business Corporations Act on October 16, 2002, and transitioned to the Business Corporations Act (British Columbia) on July 20, 2005. Effective April 28, 2006, to facilitate a listing of our common shares on the TSX Venture Exchange, our predecessor company acquired Dragon-Tex (Group) Limited, a company incorporated under the Business Corporations Act (Alberta). In connection with the acquisition, we undertook a series of concurrent transactions resulting in us being a company amalgamated under the Business Corporations Act (British Columbia) on April 28, 2006.

We have one wholly-owned subsidiary, DTX Acquisition Company Inc., which is a company amalgamated under the Business Corporations Act (Alberta) on April 28, 2006. DTX Acquisition Company Inc. has no active business and holds no assets.

We are currently a development-stage company which, since inception through December 31, 2009, has incurred cumulative losses from operations of $10,942,085. Our independent registered public accounting firm has issued a report on our audited consolidated financial statements for the year ended December 31, 2009 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern without raising additional capital from external sources.

Our principal executive offices are located at 300-2386 East Mall, Gerald McGavin Building, Vancouver, British Columbia, Canada V6T 1Z3, and our telephone number at that address is (604) 827-5100. Our web site is located at www.medbiogene.com. The information contained on our web site does not constitute a part of this prospectus.

Reverse Stock Split

We expect to effect a reverse stock split of our common shares of 1-for-50 prior to or upon the date of this prospectus. No fractional common shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding stock options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. All information presented in this prospectus assumes a 1-for-50 reverse stock split of our outstanding common shares, stock options and warrants and, unless otherwise indicated, all such amounts and corresponding common share price, per share and stock option and warrant exercise price data set forth in this prospectus have been adjusted to give effect to the assumed reverse stock split.

The Offering

Common shares offered by us in this offering	shares

Common shares to be outstanding after this offering	shares

Use of proceeds	We currently plan to use the net proceeds from this offering to launch LungExpress Dx in 2010 as a clinical service, expand our laboratory and clinical capabilities and establish our CLIA-certified central laboratory where we will perform our clinical services, build our commercial capabilities in sales, marketing and reimbursement, conduct following commercial launch additional studies respecting LungExpress Dx and for general corporate purposes. See “Use of Proceeds”.

Risk factors	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose their entire investment. See “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Proposed NASDAQ Capital Market symbol	“MBGI”

Proposed Toronto Stock Exchange symbol	“MBI”

Unless we indicate otherwise, all information in this prospectus: (1) assumes              common shares offered by us in this offering based on an assumed offering price of $             per share; (2) assumes no exercise by the underwriters of their option to purchase up to an additional              common shares to cover over-allotments, if any; (3) assumes a 1-for-50 reverse stock split of our outstanding common shares, stock options and warrants given effect prior to or upon the date of this prospectus, and the corresponding adjustment of all common share price, per share and stock option and warrant exercise price data; (4) excludes 147,650 common shares issuable upon the exercise of stock options outstanding as of March 8, 2010, with a weighted average exercise price of $9.39 per share, under the Med BioGene Inc. 2006 Incentive Stock Option Plan; (5) excludes 635,185 common shares issuable upon the exercise of warrants outstanding as of March 8, 2010, with a weighted average exercise price of $12.89 per share; (6) excludes              common shares issuable upon exercise of the warrant that we have agreed to issue to the representative of the several underwriters in connection with this offering with an exercise price of $             per share ; and (7) excludes 141,830 common shares reserved for future stock option grants under the Med BioGene Inc. 2006 Incentive Stock Option Plan.

Summary Consolidated Financial Data

The following tables set forth our summary statement of operations data for the fiscal years ended December 31, 2009, 2008 and 2007, and our summary balance sheet data as of December 31, 2009, 2008 and 2007. Our statement of operations data for the fiscal years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. We have not included summary financial data for the years ended December 31, 2006 and 2005, as such information is not available on a basis that is consistent with the summary financial data for the years ended December 31, 2009, 2008 and 2007 and cannot be provided in accordance with United States generally accepted accounting principles without unreasonable effort or expense.

The historical results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with “Description of Capital Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2008	2007
Consolidated Statement of Operations Data:
Expenses:
Research and development	$988,636	$751,117	$1,080,925
General and administrative	1,070,204	1,317,124	1,172,524
Amortization of property and equipment	78,876	87,129	61,625

Total expenses	2,137,716	2,155,370	2,315,074

Other income (expense):
Interest and other income	12,165	29,168	49,806
Interest expense	(9,020)	(13,433)	(10,192)

Other income, net	3,145	15,735	39,614

Net loss	$(2,134,571)	$(2,139,635)	$(2,275,460)

Loss per share(1):
Basic	$(1.98)	$(3.17)	$(4.40)
Diluted	$(1.98)	$(3.17)	$(4.40)

	As of December 31, 2009
	Actual	As Adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,522,428	$
Working capital	642,166
Total assets	2,170,270
Total liabilities	919,814
Total shareholders’ equity	1,250,456

(1)	Amounts are as adjusted to give effect to an assumed 1-for-50 reverse stock split of our outstanding common shares.
(2)	Our consolidated as adjusted balance sheet data as of December 31, 2009 gives effect to the issuance and sale of common shares by us in this offering, assuming an initial public offering price of $ per share, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the amounts representing cash and cash equivalents, working capital, total assets and total shareholders’ equity by $ million.

RISK FACTORS

You should carefully consider the risks described below before buying common shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common shares could decline, and you could lose all or part of your investment.

We are a development-stage company with a limited operating history, no marketed tests and substantial losses predicted for the foreseeable future.

Our predecessor was founded in October 2002 and we were amalgamated in April 2006. As such, we have a limited operating history and have not earned any profits to date. Since our inception through December 31, 2009, we have incurred cumulative losses from operations of $10,942,085. To date, we have not achieved, and we may never achieve, revenues sufficient to offset expenses. We expect to devote substantially all of our resources to develop and commercialize LungExpress Dx and any future tests.

Because of the numerous risks and uncertainties associated with developing and commercializing LungExpress Dx and any future tests, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We may never become profitable and you may never receive a return on an investment in our common shares. An investor in our common shares must carefully consider the substantial challenges, risks and uncertainties inherent in the attempted development and commercialization of tests in the medical diagnostic industry. We may never successfully commercialize LungExpress Dx or any future tests, and our business may fail.

We are planning to conduct, following the launch of LungExpress Dx, additional studies respecting our test. If such studies fail to produce positive results, or if we are required to conduct additional studies prior to commercialization, our commercialization of LungExpress Dx will be negatively affected, our business will be harmed and the market price of our common shares could significantly decline.

LungExpress Dx has been validated for use with patient specimens preserved by flash freezing. Following the commercial launch of LungExpress Dx, we plan to complete our studies to validate LungExpress Dx for use with patient specimens preserved by FFPE, and to commence studies to validate the utility of our test in quantifying a patient’s mortality risk and likelihood of chemotherapy benefit, potentially including a prospective and randomized clinical trial. We believe that the completion of such studies, to the extent positive, will allow for wider-scale adoption and usage of LungExpress Dx. If such studies are delayed or fail to produce positive results, or if we are required to conduct additional studies prior to marketing or continuing to market LungExpress Dx, our commercialization of LungExpress Dx will be negatively affected, our business will be harmed and the market price of our common shares could significantly decline.

If our test development timelines fall short of our forecasts or market expectations, our common share price may decline.

Periodically, we forecast the timing of various scientific, clinical and regulatory accomplishments. We have included in this prospectus numerous forecasts regarding, among other things, the commercialization of LungExpress Dx, the commencement of marketing LungExpress Dx, the conducting of additional studies following the launch of LungExpress Dx and the adequacy of the proceeds from this offering to fund our commercialization and development programs. All of these forecasts are based on a variety of assumptions, most of which are beyond our ability to control. Actual results are likely to vary relative to our forecasts and, in many cases, could vary dramatically. If we do not achieve these forecasts as publicly announced, the commercialization of LungExpress Dx may be negatively affected and the market price for our common shares may decline.

Our near-term financial success and the market price of our common shares depend upon the successful commercialization of one test, LungExpress Dx, and we will need to generate sufficient revenues from this, and possibly other tests, to achieve profitability.

For the foreseeable future, we expect to derive substantially all of our revenues, if any, from sales of one test, LungExpress Dx. Our plans are to begin commercialization of LungExpress Dx in 2010, but there can be no assurances that we will commercialize the test within this time period, if at all. We are in various stages of research and development for other tests but have suspended our activities in those areas to focus on the commercialization of LungExpress Dx. We are not currently able to estimate when or if we will be able to commercialize additional tests or whether we will be successful in doing so. If we are unable to successfully commercialize LungExpress Dx and other tests, our future revenues and ability to achieve profitability will be impaired, and the market price of our common shares could decline significantly.

In order to market LungExpress Dx and any future tests that we develop, we will need to develop and employ, either alone or through partnerships, a marketing and sales force with technical expertise. There can be no assurance that our sales or marketing efforts will be successful.

We currently have no sales, marketing or distribution capabilities. In order to market LungExpress Dx and any future tests, we will need to develop and employ, either alone or through partnerships, a marketing and sales force with technical expertise. To the extent that we rely on third parties to market our tests, the commercial success of such tests may be beyond our control. There can be no assurance that our sales or marketing efforts will be successful and, if not successful, could have a material adverse effect on our business or financial condition.

Should we commercialize LungExpress Dx and any future tests, they may not gain acceptance among physicians, healthcare professionals and third-party payors, which could have a material impact on our future business, financial condition and operations.

Should we commercialize LungExpress Dx and any future tests as clinical services in the United States and internationally, our success will depend upon such tests being accepted in the market. The degree of market acceptance of our tests by physicians, healthcare professionals and third-party payors will depend on a number of factors, including:

•	acceptance of the methods of patient specimen preservation for use with our tests including, upon the planned launch of LungExpress Dx, specimens preserved by flash freezing;

•	our ability to provide acceptable evidence of clinical utility;

•	successful integration into clinical practice;

•	availability and advantages of alternative tests;

•	effectiveness of our sales and marketing efforts and strategies;

•	pricing and positive health economics; and

•	our ability to obtain sufficient insurance coverage or reimbursement.

If LungExpress Dx and any future tests that we commercialize fail to gain market acceptance, our ability to generate revenue would be impaired, which could have a material impact on our business, financial condition and operations.

If we are not able to offer LungExpress Dx at a price that we deem appropriate, or if there is a general decrease in the prices of molecular diagnostics tests, then we may need to lower our price, which could have a material adverse impact on our revenue.

If we are able to commercialize LungExpress Dx, we will receive revenue based upon the realized sales price of LungExpress Dx. The sales price at which we offer LungExpress Dx will, to a certain extent, depend upon the expected clinical utility and positive health economics of our test, along with the prices charged for other marketed molecular diagnostic tests. If we are not able to offer LungExpress Dx at a price that we deem appropriate, or if there is a general decrease in the prices of molecular diagnostics tests, then we may need to lower our price, which could have a material adverse impact on our revenue.

Our ability to successfully commercialize LungExpress Dx will depend largely upon the extent to which third-party payors reimburse our test.

Physicians and patients may decide not to order LungExpress Dx unless third-party payors, such as managed care organizations as well as government payors such as Medicare and Medicaid, pay a substantial portion of the test price. We will be eligible for reimbursement of LungExpress Dx upon us receiving a CLIA certificate of registration and thereafter receiving, and maintaining, a certificate of accreditation or compliance, as described elsewhere in this prospectus. Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that LungExpress Dx is:

•	not experimental or investigational;

•	medically necessary;

•	appropriate for the specific patient;

•	cost-effective;

•	supported by peer-reviewed publications; and

•	included in clinical practice guidelines.

There is uncertainty concerning third-party payor reimbursement of any test, including LungExpress Dx. Several entities conduct technology assessments of medical tests and devices and provide the results of their assessments for informational purposes to other parties. These assessments may be used by third-party payors and health care providers as grounds to deny coverage for a test or procedure. LungExpress Dx may receive negative assessments that may impact our ability to receive reimbursement of the test. Since each payor makes its own decision as to whether to establish a policy to reimburse our test, seeking these approvals may be a time-consuming and costly process.

Under current Medicare billing rules, claims for tests performed on Medicare beneficiaries who were hospital inpatients at the time the patient specimens were obtained and whose tests were ordered less than 14 days from discharge must be incorporated in the payment that the hospital receives for the inpatient services provided. Medicare billing rules also require hospitals to bill for the test when ordered for hospital outpatients less than 14 days following the date of the hospital procedure where the patient specimens were obtained. Accordingly, we will be required to bill individual hospitals for tests performed on Medicare beneficiaries during these time frames. Because we do not expect to have a written agreement in place with such hospitals, we may not be paid for our tests or may have to pursue payment from the hospital on a case-by-case basis. We believe these billing rules may lead to confusion regarding whether Medicare provides adequate reimbursement for our test, and could discourage Medicare patients from using our test. However, we believe that physicians will be able to order LungExpress Dx outside of this time frame and still allow us to provide our test results within the acceptable period for patient treatment. Although we expect to work with Medicare and other diagnostic laboratories to revise or reverse these billing rules, we have no assurance that Medicare will do so, and we also cannot ensure that hospitals will agree to arrangements to pay us for tests performed on patients falling under these rules.

Insurers, including managed care organizations as well as government payors such as Medicare and Medicaid, have increased their efforts to control the cost, utilization and delivery of health care services. From time to time, Congress has considered and implemented changes in the Medicare fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement for Medicare services may be implemented from time to time. Reductions in the reimbursement rates of other third-party payors have occurred and may occur in the future. These measures may result in reduced payment rates and decreased test utilization for the clinical laboratory industry. In addition, we may not be able to obtain reimbursement coverage for any other new test or test enhancement we may develop in the future.

If we are unable to obtain reimbursement approval from private payors and Medicare and Medicaid programs for LungExpress Dx, or if the amount reimbursed is inadequate, our ability to generate revenues from LungExpress Dx could be limited. Even if we are being reimbursed, insurers may withdraw their coverage policies or cancel their contracts with us at any time, stop paying for our test or reduce the payment rate for our test, which would reduce our revenue. Moreover, we may depend upon a limited number of third-party payors for a significant portion of our test revenues and if these or other third-party payors stop providing reimbursement or decrease the amount of reimbursement for our test, our revenues could decline.

Any significant delay or disruption in the establishment or operation of our laboratories or the laboratories of our third-party collaborators that perform our commercialized tests could result in a loss of revenue to us and negatively impact our business.

Any significant delay or disruption in the establishment or operation of our laboratories or the laboratories of our third-party collaborators that perform our tests could adversely impact or limit our ability to generate revenue. In addition, such laboratories may be subject to regulatory intervention, which could lead to interruptions and delays in performing the analysis associated with our tests and allowing us to make the test results available to our customers. Any such delays or regulatory intervention could cause a reduction in our revenue and negatively impact our business.

We may need to raise additional capital to accomplish our objectives of commercializing LungExpress Dx and any future tests, and if we are unable to raise such capital as needed our business could be adversely affected.

If we do not have sufficient cash resources, our ability to commercialize LungExpress Dx and any future tests could be limited unless we are able to obtain additional capital through future debt or equity financings. There can be no assurance that we will be able to obtain financing if, and when, it is needed or that, if available, it will be available on terms that we deem acceptable. The credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and instability characterized by the bankruptcy, failure, collapse or sale of various financial institutions and increasing levels of intervention from governments. These events have generally made equity and debt financing more difficult to obtain. As a result, we may be unable to pursue our research and development or commercialization activities, which could have an adverse effect on our business.

Many of our competitors have financial, marketing and human resource assets greater than ours, and there can be no assurance that we can successfully compete with such competitors or that such competition will not have a materially adverse effect on our business, financial position or results of operations.

The technologies associated with the molecular diagnostics industry are evolving rapidly and there is intense competition within such industries. Certain molecular diagnostics companies have established technologies that may be competitive to LungExpress Dx and any future tests that we develop. Some of these tests may use different approaches or means to obtain diagnostic results, which could be more effective or less expensive than our tests for similar indications. Moreover, these and other future competitors have or may have considerably greater resources than we do in terms of technology, sales, marketing, commercialization and capital resources. These competitors may have substantial advantages over us in terms of research and development expertise, experience in clinical studies, experience in regulatory issues, brand name exposure and expertise in sales and marketing as well as in operating central laboratory services. Many of these organizations have financial, marketing and human resources greater than ours; therefore, there can be no assurance that we can successfully compete with present or potential competitors or that such competition will not have a materially adverse effect on our business, financial position or results of operations.

We currently purchase from third parties the gene expression equipment, reagents and other equipment used in our research and testing and we may not be able to successfully purchase such materials in the future.

We currently purchase from third parties the gene expression equipment and reagents and other equipment used in our research and testing. To commercialize LungExpress Dx and any future tests, we must acquire or license such products in larger commercial quantities in compliance with regulatory requirements and at acceptable costs. However, we may not be able to successfully acquire or license such products in appropriate amounts and at acceptable prices, and in such a case our ability to commercialize LungExpress Dx and any future tests could be impaired.

If we are not able to establish successful collaborations with third parties, we may not be able to grow our business.

Our strategy involves, in certain cases, entering into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical studies (including the acquisition of patient specimens), marketing and commercialization of LungExpress Dx and any future tests. There can be no assurance, however, that we will be able to establish such arrangements on favorable terms, if at all, or that current or future arrangements will be successful. In such case, we may not be able to grow our business.

If we seek to commercialize LungExpress Dx or any other tests we develop through collaborations or licensing arrangements with third parties, we may relinquish significant rights to our technologies or grant licenses on terms that are not favorable to us, which may negatively impact our revenues and profitability.

If we seek to commercialize LungExpress Dx or any other tests we develop through collaborations or licensing arrangements with third parties, we may relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us. Such arrangements may provide for the payment by such third parties of certain fees and royalties on the revenues earned by them in the sale of LungExpress Dx or any other tests we develop. The amount of such fees and royalties may be less than the revenues and gross margin that we could have obtained by marketing and selling the tests ourselves in such jurisdictions and may negatively impact our revenues and profitability.

Fluctuations in exchange rates could result in foreign currency exchange losses.

Substantially all of our expenses are currently denominated in Canadian dollars, while a portion of our expenses are denominated in foreign currencies, primarily in U.S dollars. Fluctuations in exchange rates, particularly those involving the U.S. dollar, may affect our costs. Where our operations conducted in Canadian dollars are reported in U.S. dollars, such fluctuations could result in changes in reported results which do not reflect changes in the underlying operations. As substantially all of our current expenses are denominated in Canadian dollars, any potential future appreciation of the Canadian dollar against the U.S. dollar could adversely affect our results of operations. The fluctuation of foreign exchange rate affects the value of these monetary assets and liabilities denominated in U.S. dollars. Generally, an appreciation of the Canadian dollar against the U.S. dollar results in a foreign exchange loss for monetary assets denominated in U.S. dollars, and a foreign exchange gain for monetary liabilities denominated in U.S. dollars. On the contrary, a devaluation of the Canadian dollar against the U.S. dollar results in a foreign exchange gain for monetary assets denominated in U.S. dollars and a foreign exchange loss for monetary liabilities denominated in U.S. dollars. We have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge all or part of our exposure or at all.

If product liability lawsuits are successfully brought against us, we will incur significant liabilities and may be required to cease the development or commercialization of our tests.

Clinical studies involve the testing of experimental or approved drugs or biological products on human beings. These studies involve a risk of liability for side effects in subjects due to the drug or biological product being tested or as a result of negligence or error. Our tests, however, are intended for in vitro diagnostic use and, as such, potentially have less product liability exposure as compared to the testing of therapeutic drug candidates. We currently have no product liability insurance and have no knowledge of any applicable laws that require us to have liability insurance, but we intend to obtain such insurance if available at reasonable rates. Should it prove impossible to obtain product liability insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we might be required to cease the development or commercialization of our tests. In the event that a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim, and if such a claim is successful, damage awards may not be covered by insurance. We may also be obliged to indemnify certain of our collaborators. Defending any product liability claim or claims could require us to expend significant financial and managerial resources.

We depend upon our officers, and if we are not able to retain them or recruit additional qualified personnel, the commercialization of LungExpress Dx and any future tests that we develop could be delayed or negatively impacted.

Our success is largely dependent upon the continued contributions of our officers. Our success also depends in part on our ability to attract and retain highly qualified scientific, commercial and administrative personnel. In order to pursue our test development and commercialization strategies, we will need to attract and hire, or engage as consultants, additional personnel with specialized experience in a number of disciplines, including assay development, bioinformatics and statistics, laboratory and clinical operations, clinical affairs and studies, government regulation, sales and marketing, billing and reimbursement and information systems. There is intense competition for personnel in the fields in which we operate. If we are unable to attract new employees and retain existing employees, the development and commercialization of LungExpress Dx and any future tests could be delayed or negatively impacted.

We may acquire companies that own rights to patient specimens or other rights and technologies associated with developing and commercializing additional tests, and if we are unable to successfully acquire and integrate these companies or rights and technologies, our business could be adversely affected.

Another way for us to develop and commercialize additional tests is by acquiring companies that own rights to patient specimens or other rights and technologies associated with developing and commercializing additional tests. There can be no assurance that we will be able to identify, locate, acquire or profitably manage additional businesses, rights or technologies or successfully integrate them with our company and existing rights and technologies. Furthermore, acquisitions involve a number of specific risks, including failure of the acquired business or assets to achieve expected results, diversion of management’s attention, failure to retain any key personnel of the acquired business, failure to obtain valid consents to assignment of contracts and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

Our independent registered public accounting firm has issued a report on our audited consolidated financial statements that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern without raising additional capital from external sources.

Our audited consolidated financial statements as of December 31, 2009 were prepared under the assumption that we will continue as a going concern for the next 12 months. Our independent registered public accounting firm has issued a report that included an explanatory paragraph referring to our recurring losses from operations and net capital deficiency and expressing substantial doubt in our ability to continue as a going concern without additional capital becoming available. Our ability to continue as a going concern is dependent upon our ability to obtain additional financing, explore licensing and co-development options for developing our products, and, ultimately, to generate revenue. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risks Related to Our Intellectual Property

If we are unable to adequately acquire and protect or enforce our intellectual property, our competitive position could be impaired.

Our commercial success depends in part on our ability to obtain patents or rights to patents and maintain their validity, protect our trade secrets and effectively enforce our proprietary rights or patents against infringers. Although we have filed, or have licenses to, patent applications in respect of the technology underlying LungExpress Dx, including an exclusive license to two pending U.S. patent applications, one of which has a corresponding pending application under the Patent Cooperation Treaty in respect of certain of our technology, there are no guarantees that such patent applications will result in issued patents, that any patents that might issue will protect our technology or that we will develop other patentable tests in the future. Moreover, there can be no assurance that a patent granted to us or in respect of which we hold a license will make the related test more competitive, that third parties will not contest the protection granted by the patent, or that the patents of third parties will not be detrimental to our commercial activities. Our failure or inability to protect our trade secrets and proprietary know-how could impair our competitive position.

There is no guarantee that other companies will not independently develop tests similar to LungExpress Dx or any future tests that we develop, that they will not imitate our tests or that our competitors will not produce tests designed to circumvent our proprietary rights. Certain of the genes utilized in our signature underlying LungExpress Dx and any future tests that we develop may be covered by patents or patent applications of other parties. Accordingly, we may also need to obtain rights for other technologies belonging to third parties. There is no guarantee that such technologies belonging to third parties will be offered to us on acceptable terms. If we do not obtain such licenses, the commercialization of LungExpress Dx and any future tests that we develop could be delayed or negatively impacted.

We have licensed, or will license, from third parties certain technology necessary to develop and commercialize LungExpress Dx and any future tests. If these licenses terminate, or if these third parties do not comply with the terms of our license, or if the underlying licensed patents are found to be invalid, our business could be negatively impacted.

We have licensed, or will license, from third parties, in particular the University Health Network in Toronto, or UHN, certain technology necessary to develop and commercialize LungExpress Dx. In return for the use of their technology, we have paid or agreed, or will agree, to pay the licensor certain fees and royalties based on sales of our tests. Royalties are a component of cost of test revenues and impact the profit margin on our tests. We may need to license additional technology to commercialize any future tests. If these licenses terminate, if the licensors fail to abide by the terms of the license or fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or if we are unable to enter into necessary licenses on acceptable terms, our business could be negatively impacted. Companies may attempt to replicate our tests by operating in countries that do not recognize or enforce our intellectual property rights. Such companies could compete with us by sending test results into the United States and other countries where we have commercial operations and therefore reduce sales of our tests.

We may incur significant expenses or be prevented from developing or commercializing LungExpress Dx or other tests as a result of an intellectual property infringement claim.

Our commercial success depends in part on our ability to operate without infringing the patents and other proprietary rights of third parties. Infringement proceedings in the biotechnology and molecular diagnostics industries may be lengthy, costly and time-consuming and their outcome is uncertain. If we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings, we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected tests, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

Risks Related to Regulatory Matters

The industry in which we operate is highly regulated and the failure to obtain, or any delays in obtaining, regulatory approvals could adversely affect our ability to commercialize LungExpress Dx or other tests and generate revenue.

The industry in which we operate is highly regulated. Ultimate commercial success may be dependent upon our ongoing ability to obtain the necessary regulatory approvals for our tests. To date we have neither submitted for, nor received, any regulatory certificates or approvals required to commercialize LungExpress Dx or any other test that we may develop. The task of obtaining appropriate regulatory clearance or approval for tests may be time consuming and costly. We will be required to demonstrate through clinical studies that our tests are effective for their intended purpose. There is no guarantee that our tests or processes will meet the applicable regulatory standards. The regulatory clearance or approval process may also require the expenditure of substantial resources, is uncertain and subject to delays. In addition, approval by a regulatory authority in one country does not ensure the approval by regulatory authorities of other countries. Failure to obtain, or any delays in obtaining, regulatory clearances or approvals could adversely affect our ability to commercialize our tests and generate revenue.

If the clinical reference laboratory that we plan to establish is found to not be in compliance with CLIA or state requirements, the commencement or continuation of our clinical services of LungExpress Dx will be affected and our business could be harmed.

We are planning to offer LungExpress Dx as a clinical service in a clinical reference laboratory to be established by us. As such, we will be required to hold certain federal, state and local licenses, certifications and permits to conduct our business. Under CLIA, we will be required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing.

Prior to offering LungExpress Dx as a diagnostic service, we plan to apply for a CLIA certificate. We may do so by seeking either a certificate of accreditation from a third party, such as the College of American Pathologists, or a certificate of compliance by applying to a state department of health. Once we have submitted the application for a certificate that contains the required information, we may receive a certificate of registration. This process generally takes between one to two months, although it can take longer. We can begin offering our clinical services of testing patient specimens once we have received this certificate of registration. The certificate of registration is valid for up to two years. We are required to obtain the certificate of accreditation or compliance during the two-year period. The approval process to obtain the certificate of accreditation or compliance may take between six to 12 months, or even longer, depending on whether deficiencies are found. If we are found to meet the CLIA requirements, we will then receive a certificate of accreditation or compliance. However, if we are found to not meet the CLIA requirements, we generally will be given the opportunity to cure any deficiencies. If we are unable to cure such deficiencies within the time period mandated by the third party or state agency, or if the deficiencies are considered very serious, then we may be required to cease providing our clinical services until we receive our certificate of accreditation or compliance. Following our receipt of a certificate of accreditation or compliance, we will be subject to survey and inspection every two years to assess compliance with program standards. The standards applicable to the testing which we will perform may change over time. We cannot assure you that we will be able to operate profitably or at all should regulatory compliance requirements become substantially more costly in the future. If we are found to not be in compliance with CLIA requirements, the commencement of our clinical services of LungExpress Dx will be delayed and our business could be harmed.

If, following the commercial launch of LungExpress Dx, we are found to not be in compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties. We will be required to maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we are found to be not in compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

In addition to federal certification requirements of laboratories under CLIA, we are required to obtain and maintain for our clinical reference laboratory, once established, licenses under the laws of a number of states, including California, New York, Florida, Maryland, Pennsylvania and Rhode Island. Depending upon which state we establish our clinical reference laboratory, we will not be able to undertake our clinical services on patient specimens originating from these named states until such time as we receive the applicable licensure. If we do not receive, or are delayed in receiving, such licenses, our business could be harmed.

If the FDA were to begin regulating genomic tests, including LungExpress Dx, we could be forced to delay commercialization of LungExpress Dx, experience significant delays in commercializing any future tests, incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval and/or experience decreased demand for or reimbursement of our test.

Clinical laboratory tests like LungExpress Dx are regulated in the United States under CLIA as well as by applicable state laws. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the FDA. Clinical laboratory tests that are developed and validated by a laboratory for its own use are called laboratory developed tests, or LDTs. Most LDTs currently are not subject to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation. We expect that, upon the commencement of commercialization, LungExpress Dx will be an LDT and not a diagnostic kit. As a result, we believe that LungExpress Dx should not be subject to regulation under current FDA policies, however there is no assurance that it will not be subject to such regulation in the future. The container we expect to provide for collection and transport of tumor samples from a pathology laboratory to our clinical reference laboratory may be a medical device subject to FDA regulation and while we expect that it will be exempt from pre-market review by FDA, there is no certainty in that respect.

We cannot provide any assurance that FDA regulation, including pre-market review, will not be required in the future for LungExpress Dx, either through new policies adopted by the FDA or new legislation enacted by Congress. It is possible that legislation will be enacted into law and may result in increased regulatory burdens for us to offer or continue to offer LungExpress Dx as a clinical laboratory service.

If pre-market review is required, our business could be negatively impacted until such review is completed and clearance to market or approval is obtained, and the FDA could require that we stop selling LungExpress Dx pending pre-market clearance or approval. If LungExpress Dx is allowed to remain on the market but there is uncertainty about the regulatory status of the test or if it is deemed investigational by the FDA, orders or reimbursement may decline. The regulatory clearance or approval process may involve, among other things, successfully completing additional clinical studies and submitting a pre-market clearance notice or submitting a premarket approval application, or PMA, to the FDA. If pre-market review is required by the FDA, there can be no assurance that LungExpress Dx will be cleared or approved on a timely basis, if at all. Ongoing compliance with FDA regulations, such as the Quality System Regulation and Medical Device Reporting, would increase the cost of conducting our business, and subject us to inspection by the FDA and to the requirements of the FDA and penalties for failure to comply with these requirements. We may also decide voluntarily to pursue FDA pre-market review of LungExpress Dx if we determine that doing so would be appropriate. Some competitors may develop competing tests cleared for marketing by the FDA. There may be a marketing differentiation or perception that an FDA-cleared test is more desirable than LungExpress Dx, and that could discourage adoption and reimbursement of our test.

Should any of the reagents obtained by us from vendors and used in conducting our LungExpress Dx clinical laboratory service be affected by future regulatory actions, our business could be adversely affected by those actions, including increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents necessary to perform testing.

If the FDA decides to regulate our tests, it may require that we conduct extensive pre-market clinical studies prior to submitting a regulatory application for commercial sales. If we are required to conduct pre-market clinical studies, whether using retrospectively collected and banked samples or prospectively collected samples, delays in the commencement or completion of clinical studies could significantly increase our test development costs and delay commercialization. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical studies may also ultimately lead to delay or denial of regulatory clearance or approval.

The commencement of clinical studies may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial. We may find it necessary to engage contract research organizations to perform data collection and analysis and other aspects of our clinical studies, which might increase the cost of the studies. We will also depend on clinical investigators, medical institutions and contract research organizations to perform the studies properly. If these parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality, completeness or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, FDA requirements or for other reasons, our clinical studies may have to be extended, delayed or terminated. Many of these factors would be beyond our control. We may not be able to enter into replacement arrangements without undue delays or considerable expenditures. If there are delays in testing as a result of the failure to perform by third parties, our research and development costs would increase, and we may not be able to obtain regulatory clearance or approval for our test. In addition, we may not be able to establish or maintain relationships with these parties on favorable terms, if at all. Each of these outcomes would harm our ability to market our test, or to become profitable.

Risks Associated with this Offering

New investors in our common shares will experience immediate and substantial dilution of approximately $             per share.

The initial public offering price of our common shares is substantially higher than our net tangible book value per common share. Investors purchasing common shares in this offering will, therefore, incur immediate dilution of $             in net tangible book value per common share. This dilution figure deducts the estimated underwriting discounts and commissions and estimated offering expenses payable from the initial public offering price. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution. See “Dilution.”

Our share price could be volatile and could decline following this offering.

Prior to this offering, there has been no public market for our common shares in the United States. An active market may not develop in the United States following completion of this offering, or if developed, may not be maintained.

The market prices of the securities of development stage companies, and in particular those companies with no significant history of profits, have been extremely volatile. The price at which our common shares will trade after this offering could fluctuate substantially due to the following factors, some of which are beyond our control:

•	variations in our operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•	announcements of developments affecting our business, systems or expansion plans by us or others; and

•	conditions and trends in the life sciences market.

As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the initial offering price.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. This type of litigation, if directed at us, could result in substantial costs and a diversion of management’s attention and resources.

Future sales of our common shares, including those purchased in this offering, may depress our share price.

Sales of substantial amounts of our common shares in the public market following this offering by our existing shareholders may adversely affect the market price of our common shares. Shares issued upon the exercise of outstanding options and warrants also may be sold in the public market. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon completion of this offering, we will have              common shares outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares,              will be freely tradeable without restriction in the United States immediately following this offering. In Canada, holders of common shares sold in this offering will generally be able to freely sell those shares following a receipt being issued for the final prospectus filed with the applicable Canadian provincial securities regulatory authorities, which is expected to occur concurrently with the effectiveness of the U.S. registration statement. After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional              common shares will be eligible for sale in the public market,              of which are currently held by our non-affiliate investors, and are subject to certain limitations under Rule 144. After additional lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus, an additional              shares will be eligible for sale in the public market,              of which are currently held by directors, officers and other affiliates, and are subject to volume limitations under Rule 144 of the Securities Act and certain other restrictions. Rodman & Renshaw, LLC, as representative of the several underwriters, may also, in its sole discretion, permit our officers, directors and certain other shareholders to sell shares prior to the expiration of the lock-up agreements.

Our common shares have no prior trading history in the United States, and an active market may not develop.

Our common shares are currently listed in Canada on the TSX Venture Exchange but are not listed on any U.S. stock exchange or quoted on any U.S. quotation system. Accordingly, prior to this offering, there has been no public market in the United States for our common shares. The initial public offering price for our common shares may bear no relationship to the price at which our common shares will trade upon the completion of this offering. The price of our common shares may be lower than the price of the shares sold in this offering. In addition, because the liquidity and trading patterns of securities listed on the TSX Venture Exchange may be substantially different from those of securities listed on The NASDAQ Capital Market and the Toronto Stock Exchange, historical trading prices may not be indicative of the prices at which our shares will trade in the future. Although we have applied to have our common shares listed in the United States on The NASDAQ Capital Market, an active trading market for our shares may never develop or be sustained in the United States following this offering. If an active market for our common shares does not develop, it may be difficult for U.S. residents to sell the shares they purchase in this offering without depressing the market price for the shares, or at all.

Our common shares have historically been thinly traded and you may be unable to sell at or near ask prices or at all if you desire to liquidate your shares.

Our common shares are currently listed in Canada on the TSX Venture Exchange. We cannot predict the extent to which an active public market for our common shares will develop in the United States or will be sustained. We have applied for listing of our common shares on The NASDAQ Capital Market and graduation of the listing of our common shares to the Toronto Stock Exchange.

Our common shares have historically been “thinly-traded” on the TSX Venture Exchange, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small. This situation is attributable to a number of factors, including the fact that we are currently a development-stage company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow a development-stage company such as ours or purchase or recommend the purchase of our shares until such time as we generate revenue. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal, as compared to a seasoned issuer that has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained.

The market price for our common shares is particularly volatile given our status as a development-stage company with a small and thinly traded “float” that could lead to wide fluctuations in our share price. The price at which you purchase our common shares may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common shares at or above your purchase price if at all, which may result in substantial losses to you.

Our management might not use the proceeds of this offering effectively.

Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our operating results. In addition, cash proceeds received in the offering may be temporarily used to purchase short-term, low-risk investments, and such investments might not be invested to yield a favorable rate of return.

We do not currently intend to pay dividends. You will not receive funds without selling our common shares, and you may lose the entire amount of your investment.

We have never declared or paid any cash dividends on our common shares and do not currently intend to pay dividends in the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a return on your investment when you sell your common shares or that you will not lose the entire amount of your investment.

Increased costs associated with corporate governance compliance may significantly affect our results of operations.

Compliance with the Sarbanes-Oxley Act of 2002 will require changes in some of our corporate governance and securities disclosure and compliance practices, and will require a thorough documentation and evaluation of our internal control procedures. We expect this to increase our legal compliance and financial reporting costs. This could also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, this could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or extent of additional costs we may incur in this regard.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

In 2010, we will undergo the process of documenting and evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, such controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities Exchange Commission promulgated thereunder, which we refer to in this prospectus as Section 404. Section 404 requires a reporting company to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. Currently, we expect to be required to comply with Section 404 for our fiscal year ending December 31, 2011. We will perform the system and process documentation, evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. In the course of our evaluation, we may identify areas of our internal controls requiring improvement and plan to design enhanced processes and controls to address issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our documentation, evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are currently effective or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such actions could adversely affect our financial results.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control.

Our preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles give to our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares. Our shareholders rights plan, effective January 15, 2010, requires, among other things, that anyone who seeks to acquire 20% or more of our outstanding common shares make a bid in compliance with special provisions in the plan. The exercise of the rights under our shareholder rights plan would cause substantial dilution to a person attempting to acquire us on terms not permitted by the shareholder rights plan or otherwise approved by our board of directors and, therefore, would significantly increase the price that such person would have to pay to complete the acquisition. Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of its assets, as calculated pursuant to the legislation, exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We are likely to be a passive foreign investment company for U.S. tax purposes, which may negatively affect the tax treatment of the holding and disposition of our shares for U.S. investors.

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our shares held by a U.S. person in that year will be PFIC shares for that year and all subsequent years held by that person. Because our gross income consists mostly of interest, we anticipate being a PFIC for the current taxable year and future years until we begin to generate gross income from our operations. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections described in the section titled “Certain Material Income Tax Considerations – United States Federal Income Tax Information for United States Holders”. The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

You may be unable to enforce actions against us, certain of our directors and officers, or the expert named in this prospectus under U.S. federal securities laws.

We are a corporation organized under the laws of the Province of British Columbia, Canada. Most of our directors and officers, as well as the expert named in this prospectus, reside principally in Canada. Because a substantial portion of their assets and currently all of our assets are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the expert named in this prospectus.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, and our activities may be restricted.

If we are deemed to be an investment company under the Investment Company Act of 1940, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This prospectus contains forward-looking statements and information. Such forward-looking statements and information include statements regarding, among other things, (a) our commercialization of LungExpress Dx and other tests we may develop, (b) our projected sales and profitability, (c) our growth strategies, (d) anticipated trends in our industry, (e) our anticipated needs for working capital, and (f) our future financing plans. Forward-looking statements and forward-looking information, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements or forward-looking information. These statements and information may be found under “Prospectus Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements and forward-looking information as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally.

Each forward-looking statement and forward-looking information should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other public reports which may be filed with the Securities and Exchange Commission, or SEC. You should not place undue reliance on any forward-looking statement or information as a prediction of actual results or developments. We are not obligated to update or revise any forward-looking statement or information contained in this prospectus to reflect new events or circumstances, unless and to the extent required by applicable law. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act provides any protection for statements made and information provided in this prospectus.

EXPLANATORY NOTE REGARDING REVERSE STOCK SPLIT

We expect to effect a reverse stock split of our common shares of 1-for-50 prior to or upon the date of this prospectus. No fractional common shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding stock options and warrants will be split on the same basis and exercise prices will be adjusted accordingly. All information presented in this prospectus assumes a 1-for-50 reverse stock split of our outstanding common shares, stock options and warrants and, unless otherwise indicated, all such amounts and corresponding common share price, per share and stock option and warrant exercise price data set forth in this prospectus have been adjusted to give effect to the assumed reverse stock split.

USE OF PROCEEDS

The net proceeds to us from the sale of              common shares being offered by us at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $             million, or approximately $             million if the underwriters’ over-allotment option is exercised in full.

We expect to use the net proceeds from this offering as follows:

•	an estimated $ million to expand our laboratory and clinical capabilities and establish our CLIA-certified central laboratory where we will perform our clinical services;

•	an estimated $ million to build our commercial capabilities in sales, marketing and reimbursement related to the launch of LungExpress Dx, in the United States and internationally;

•	an estimated $ million to conduct, following the commercial launch of LungExpress Dx, additional studies respecting our test; and

•	the remainder of the net proceeds will be used for general corporate purposes, including working capital and other operating expenses.

We believe that, in commercializing LungExpress Dx, we will continue to develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may use a portion of the net proceeds to acquire assets, rights or companies to selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

We expect to use the net proceeds from this offering: in the first 12 months, to establish our CLIA-certified central laboratory and complete the commercial launch of LungExpress Dx and build our initial commercial capabilities in sales, marketing and reimbursement related to such launch commensurate with our increasing commercial needs; in the second 12 months, to expand upon our laboratory operations and commercial abilities to facilitate the increasing acceptance and adoption by clinicians of LungExpress Dx; and in the first 24 months, to conduct, following the launch of LungExpress Dx, additional studies respecting our test.

The amounts set forth above are estimates, and the exact amounts that we will spend for any of these uses cannot yet be determined. In addition, the net proceeds we actually expend for general corporate purposes may vary significantly depending on a number of factors, including future revenue growth, profitability and our cash flows. Depending on future events and other changes in the business climate, we may determine at a later time to use our net proceeds for different purposes. As a result, we will retain broad discretion over the allocation of the net proceeds from this offering, and there are no assurances that we may not require additional capital in the future. Pending use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

ENFORCEABILITY OF CIVIL LIABILITIES

We have been organized under the laws of the province of British Columbia, Canada, and our executive offices are located in Vancouver, British Columbia. Most of our directors and officers, as well as the expert named in this prospectus, reside principally in Canada, and a substantial portion of their assets and currently all of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon the directors, officers and the expert named in this prospectus who are not residents of the United States or to enforce against them judgments obtained in the courts of the United States based upon the civil liability provisions of the federal securities laws or other laws of the United States. There is substantial doubt as to the enforceability in Canada against us or against any of our directors, officers and the expert named in this prospectus who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, our directors and officers and the expert named in this prospectus.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common shares. We currently intend to retain our future earnings, if any, for future growth and development of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board or directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors the board deems relevant.

PER SHARE MARKET INFORMATION

Our common shares are listed for trading in Canada on the TSX Venture Exchange under the symbol “MBI”. The following table sets forth, for the periods indicated prior to the date of this prospectus, the high and low closing prices and the average daily volume of our common shares on the TSX Venture Exchange:

•	on an actual basis; and

•	on an as adjusted basis to reflect an assumed 1-for-50 reverse stock split of our common shares.

The as adjusted figures presented below were determined by multiplying the high and low prices presented by 50 and dividing the average daily volume presented by 50, to reflect the assumed 1-for-50 reverse stock split of our common shares and as a result these figures do not represent actual prices or volumes or necessarily represent what the prices and volumes would have been had the reverse stock split occurred prior to the periods presented.

	Actual			As Adjusted
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2006(1)	$0.46	$0.20	19,805	$22.89	$10.23	396
2007	$0.68	$0.17	30,878	$34.10	$8.28	617
2008	$0.23	$0.05	48,463	$11.69	$2.44	969
2009	$0.16	$0.05	82,693	$7.79	$2.44	1,653
Q1 - 2008	$0.23	$0.13	18,687	$11.69	$6.33	373
Q2 - 2008	$0.19	$0.11	110,469	$9.74	$5.36	2,209
Q3 - 2008	$0.17	$0.13	26,076	$8.28	$6.33	521
Q4 - 2008	$0.14	$0.05	37,165	$6.82	$2.44	743
Q1 - 2009	$0.11	$0.05	172,103	$5.36	$2.44	3,442
Q2 - 2009	$0.10	$0.06	41,260	$4.87	$2.92	825
Q3 - 2009	$0.11	$0.07	79,308	$5.36	$3.41	1,586
Q4 - 2009	$0.19	$0.10	39,521	$7.79	$4.87	790
Q1 - 2010	$0.20	$0.11	157,681	$9.89	$5.44	3,154
January 2010	$0.19	$0.12	181,740	$9.74	$5.85	3,634
February 2010	$0.17	$0.12	94,805	$8.28	$5.85	1,896
March 2010	$0.21	$0.11	188,700	$10.39	$5.44	3,779

(1)	Initial trading date was May 5, 2006.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•

the sale of              common shares in this offering at the assumed initial public offering price of $             per share, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•

the fair value of the warrant to purchase                      common shares that we have agreed to issue to the representative of the several underwriters in connection with this offering, with an exercise price of $            , per share, which will be accounted for as a derivative instrument liability as it is denominated in a currency other than our functional currency, less the $100 purchase price for such warrant.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual	As Adjusted
Long-term obligations	$20,698	$
Underwriter warrant derivative liability

Shareholders’ equity (deficit):
Common shares, without par value: unlimited number of shares authorized; 1,447,489 shares issued and outstanding (actual); shares issued and outstanding (as adjusted)	8,035,859
Warrants to purchase common shares: 635,493 shares (actual) and common shares (as adjusted)	2,357,753
Contributed surplus	1,446,194
Deficit accumulated during the development stage	(10,942,085)
Accumulated other comprehensive income	352,735

Total shareholders’ equity (deficit)	1,250,456

Total capitalization	$1,271,154

The table above excludes the following shares:

•	144,650 common shares issuable upon the exercise of stock options outstanding as of December 31, 2009 with a weighted-average exercise price of $9.46 per share;

•	3,000 common shares issuable upon the exercise of options granted after December 31, 2009 with an exercise price of $6.33 per share;

•	633,185 common shares issuable upon the exercise of warrants outstanding as of December 31, 2009 with a weighted-average exercise price of $12.89 per share;

•

                     common shares issuable upon exercise of the warrant that we have agreed to issue to the representative of the several underwriters in connection with this offering, with an exercise price of $             per share;

•	141,830 common shares reserved for future issuance under the Med BioGene Inc. Incentive Stock Option Plan; and

•	common shares if the underwriters’ over-allotment option were exercised in full.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share after this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

The net tangible book value of our common shares on December 31, 2009 was $1,250,456 or $0.86 per common share. The net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of common shares outstanding.

After giving effect to our sale of              common shares in this offering at an assumed initial public offering price of $             per share (excluding the underwriters’ over-allotment option), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value on a pro forma basis would be approximately $            , or approximately $             per share. This represents an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing our common shares in this offering.

The following table illustrates the per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of December 31, 2009		$0.86
Increase in net tangible book value per share attributable to this offering	$

Net tangible book value per share as adjusted after this offering			$
Dilution per share to new investors in this offering			$

If the underwriters exercise their over-allotment option in full to purchase              additional common shares in this offering, the pro forma net tangible book value per share after the offering would be $             per share, the increase in pro forma net tangible book value per share to existing shareholders would be $             per share and the dilution to new investors purchasing shares in this offering would be $             per share.

The following table sets forth, on the pro forma basis discussed above as of December 31, 2009, the differences between the number of common shares purchased from us (excluding the underwriters’ over-allotment option), the total price and average price per share paid by our existing shareholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, using the assumed initial public offering price of $             per share. The determination of the average price per share paid by our existing shareholders who purchased units of common shares and warrants was made by deducting from the consideration paid for each unit the relative fair value of the warrant included with the unit calculated using the Black-Scholes option pricing model.

	Shares Purchased		Total Consideration		Average Price Per Share
Our existing shareholders	1,447,489%		$8,035,859%		$5.55
New investors in this offering

Total		%	$	%

The foregoing calculations are based on 1,447,489 common shares outstanding as of December 31, 2009 and exclude:

•	144,650 common shares issuable upon the exercise of options outstanding as of December 31, 2009 with a weighted-average exercise price of $9.46 per share;

•	3,000 common shares issuable upon the exercise of options granted after December 31, 2009 with an exercise price of $6.33 per share;

•	633,185 common shares issuable upon the exercise of warrants outstanding as of December 31, 2009 with a weighted-average exercise price of $12.89 per share;

•

             common shares issuable upon exercise of the warrant that we have agreed to issue to the representative of the several underwriters in connection with this offering with an exercise price of $             per share; and

•	141,830 common shares reserved for issuance under the Med BioGene Inc. 2006 Incentive Stock Option Plan.

If all of these options and warrants were exercised, then our existing shareholders, including the holders of these options and warrants, would own             % and our new investors holding newly issued shares would own             % of the total number of common shares outstanding upon the closing of this offering. The net tangible book value per share after this offering would be $            , causing dilution to new investors of $             per share.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by the existing shareholders after this offering would be reduced to             % of the total number of common shares outstanding after this offering, and the number of newly issued shares held by new investors would increase to              or             % of the total number of common shares outstanding after this offering.

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected statement of operations data for the fiscal years ended December 31, 2009, 2008 and 2007, and our selected balance sheet data as of December 31, 2009, 2008 and 2007. Our selected statement of operations data for the fiscal years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements included elsewhere in this prospectus. We have not included selected financial data for the years ended December 31, 2006 and 2005, as such information is not available on a basis that is consistent with the selected financial data for the years ended December 31, 2009, 2008 and 2007 and cannot be provided in accordance with United States generally accepted accounting principles basis without unreasonable effort or expense.

The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with “Description of Capital Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2008	2007
Consolidated Statement of Operations Data:
Expenses:
Research and development	$988,636	$751,117	$1,080,925
General and administrative	1,070,204	1,317,124	1,172,524
Amortization of property and equipment	78,876	87,129	61,625

Total expenses	2,137,716	2,155,370	2,315,074

Other income (expense):
Interest and other income	12,165	29,168	49,806
Interest expense	(9,020)	(13,433)	(10,192)

Other income, net	3,145	15,735	39,614

Net loss	$(2,134,571)	$(2,139,635)	$(2,275,460)

Loss per share(1):
Basic	$(1.98)	$(3.17)	$(4.40)
Diluted	$(1.98)	$(3.17)	$(4.40)
Weighted average number of shares used in calculating loss per share(1):
Basic	1,080,192	675,782	517,482
Diluted	1,080,192	675,782	517,482

	As of December 31,
	2009	2008	2007
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,522,428	$760,053	$1,384,233
Working capital	642,166	605,328	1,269,465
Total assets	2,170,270	1,168,841	2,068,285
Total liabilities	919,814	318,164	443,806
Total shareholders’ equity	1,250,456	850,677	1,624,479

(1) Amounts as adjusted to give effect to an assumed 1-for-50 reverse stock split of our outstanding common shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and forward-looking information, the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements and forward-looking information for many reasons, including the risks faced by us described in “Risk Factors” starting on page 8 and elsewhere in this prospectus.

Overview

We are a life science company focused on the development and commercialization of genomic-based clinical laboratory diagnostic tests for cancer. Our initial focus is in lung cancer, a disease that accounts for more deaths than breast cancer, prostate cancer and colon cancer combined, and we expect to launch our first test, LungExpress Dx, in the United States in 2010.

LungExpress Dx uses our proprietary 15-gene signature to improve upon staging for identifying those patients with early-stage NSCLC who, following surgical removal of their tumor, are at a higher and lower risk of mortality. In an initial study of patient specimens from the JBR.10 clinical trial, patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy. We believe that the use of LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy.

Following completion of this offering, we intend to:

•	establish our central laboratory in the United States certified in accordance with CLIA, where we will perform our services;

•	launch LungExpress Dx as a clinical service in the United States in the second half of 2010 and build a focused sales, marketing and reimbursement team, either alone or through partnerships;

•

commercialize LungExpress Dx in Asia and Europe and other jurisdictions outside of the United States through distribution agreements with established companies with relevant local sales, marketing, reimbursement and regulatory compliance experience; and

•

seek to partner with pharmaceutical companies to use LungExpress Dx as a companion diagnostic to identify those patients who are more likely to respond to their FDA-approved or development-stage targeted therapies.

The timing and completion of the above-mentioned activities are subject to certain risks and uncertainties as described beginning on page 56 and on page 63 and elsewhere in this prospectus.

We believe that, in commercializing LungExpress Dx, we will continue to develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

We expect to use the net proceeds from this offering: in the first 12 months, to establish our CLIA-certified central laboratory and complete the commercial launch of LungExpress Dx and build our initial commercial capabilities in sales, marketing and reimbursement related to such launch commensurate with our increasing commercial needs; in the second 12 months, to expand upon our laboratory operations and commercial abilities to facilitate the increasing acceptance and adoption by clinicians of LungExpress Dx; and in the first 24 months, to conduct, following the commercial launch of LungExpress Dx, additional studies respecting our test.

Should we commercialize LungExpress Dx and any other tests, we believe that the key factors that will drive adoption of such tests will be the extent of, among other things: acceptance by clinicians of the methods of patient specimen preservation for use with our tests including, upon the launch of LungExpress Dx, specimens preserved by flash freezing; acceptance by healthcare providers of the clinical benefits of our tests; demonstration of the cost-effectiveness of using our tests; reimbursement by third-party payors; and the employment by us of focused and effective sales and marketing teams. Reimbursement by third-parties of LungExpress Dx and any other tests that we develop is essential to our commercial success. In general, clinical laboratory testing services, when covered, are paid under various methodologies, including prospective payment systems and fee schedules. Reimbursement from payors depends upon whether a service is covered under the patient’s policy and if payment practices for the service have been established. As new tests, LungExpress Dx and any other tests that we develop may be considered investigational by payors and not covered under current reimbursement policies.

Since our inception through December 31, 2009, we have incurred cumulative losses from operations of $10,942,085. We expect our net losses to continue for the foreseeable future. We anticipate that a substantial portion of our capital resources and efforts will be focused on the commercialization of one test, LungExpress Dx. Upon the launch of LungExpress Dx, our financial results will be impacted by a number of factors, including establishment of coverage policies by third-party insurers and government payors, our ability in the short term to collect from third-party payors often requiring a case-by-case manual appeals process, our ability to recognize revenues other than from cash collections on tests billed until such time as reimbursement policies or contracts are in effect and our success in international commercialization.

Our business and prospects should be considered in light of the risks and uncertainties known or anticipated to relate to us and also those frequently encountered by companies developing tests in the molecular diagnostics industry. The successful commercialization of LungExpress Dx and any other tests by us is highly uncertain. We cannot, with certainty, estimate or know the nature, timing and expense of the efforts necessary to commercialize, or the period in which material net cash inflows are expected to commence from, LungExpress Dx or any other tests.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Basis of presentation

We have generated no revenue to date, other than minimal consulting revenue unrelated to our tests, and our activities have focused on and consisted primarily of developing tests and raising capital. Accordingly, we are considered to be in the development stage at December 31, 2009, as defined in Statement of Financial Accounting Standards, or SFAS, No. 7, Accounting and Reporting by Development Stage Enterprises.

Generally accepted accounting principles

Our financial statements have been prepared in accordance with United States generally accepted accounting principles and are presented in U.S. dollars.

Consolidation

Our audited consolidated financial statements include the accounts of Med BioGene Inc. and our wholly-owned subsidiary DTX Acquisition Company Inc. (incorporated in Alberta). All material intercompany transactions and balances have been eliminated upon consolidation.

Deferred offering costs

We have incurred legal, accounting and filing costs related to this offering and have reclassified $362,875 of such costs as deferred offering costs, which were previously presented in our consolidated financial statements as a reduction of shareholders’ equity. Upon completion of this offering, these costs will be accounted for as a reduction of the gross proceeds of this offering or, if this offering is not completed, will be expensed to operations. We believe that this reclassification of costs does not materially impact our consolidated financial statements.

Stock-based compensation expense

We grant stock options to our employees and consultants. We account for stock-based awards issued in accordance with SFAS No. 123R, Share-Based Payment. Stock-based awards are measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is amortized, based on the vesting period to either general and administrative expense or research and development expense, based on the department in which the employee or consultant is employed.

Under the fair value-based method, stock-based payments to employees and non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured at the earlier of the completion of the services provided, a firm commitment to complete the services or the vesting date, and any change therein is recognized over the applicable service period.

Our accounting estimates related to stock-based compensation are considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common shares on the date of each option grant was determined based on the closing price of common shares on the TSX Venture Exchange on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

We recognize stock-based compensation expense on a straight-line basis over the vesting period of the underlying option, which is generally 18 months. The amount of stock-based compensation expense expected to be amortized in future periods may decrease if unvested options for which deferred stock-based compensation expense has been recorded are subsequently forfeited.

Research, development and collaboration costs

Research and development costs, which include employee costs, clinical and regulatory activities, are expensed as incurred, net of related government contributions.

We enter into collaboration agreements and research subcontracting with various parties and record these costs as research and development expenses. We record accruals for estimated study costs comprised of work performed by our collaborators under contract terms. All clinical collaborators enter into agreements with us that specify work content and payment terms.

In addition to costs for research and development, under our UHN collaboration agreement we will be required to make certain research funding payments, milestone payments and annual royalty payments based on sales of LungExpress Dx resulting from our commercial launch. At such time as we begin to generate revenue from the sale of LungExpress Dx, such payments to UHN will be recorded in the cost of product revenues as a royalty payment.

Income taxes

Income taxes are accounted for under the FASB issued ASC Topic 740 (formerly SFAS No. 109, Accounting for Income Taxes, or FAS 109). Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at each year end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances have been established to reduce our deferred tax assets, including investment tax credits, to zero, as we believe that it is more likely than not that such assets will not be realized.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Significant estimates are used for, but not limited to, the assessment of the net realizable value of long-lived assets, stock-based compensation, clinical trial expense accruals and taxes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Cash and cash equivalents are held at a Canadian chartered bank. Interest earned is recognized in other income in our audited consolidated financial statements.

Property and equipment

We record plant and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price, installation costs and other duties and preparation charges. We amortize the capitalized cost of assets on a declining balance basis, except certain software which is amortized straight line over the applicable license period, as follows:

Furniture and fixtures	20%
Computer hardware and office software	30%
Laboratory equipment	20%
Laboratory and bioinformatics software	5 years

Reporting currency and foreign currency translation

Our audited consolidated financial statements are based on a Canadian dollar functional currency and have been translated into the U.S. dollar reporting currency using the current rate method as follows: assets and liabilities are reflected using the rate of exchange prevailing at the balance sheet date; shareholders deficiency are reflected using the applicable historic rate; and revenue and expenses are reflected at the average rate of exchange for the respective periods. Translation gains and losses have been included as part of the cumulative transaction adjustment which is reported as a component of accumulated other comprehensive loss.

We translate non-Canadian dollar balances for operations into functional currency as follows:

•	property, plant and equipment using historical rates;

•	other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

•

income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as associated non-monetary assets and liability.

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases where payments are expensed as incurred.

Financial instruments

In 2008, we adopted the FASB issued ASC Topic 820, Fair Value Measurement and Disclosure (formerly SFAS 157 Fair Value Measurements), which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. The primary assets and liabilities affected were available for sale securities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by ASC 820 prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the hierarchy are as follows:

•	Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities;

•	Level 2: Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs that are supported by little or no market activity.

The adoption of ASC 820 did not change the valuation techniques that we use for financial assets and financial liabilities.

Our financial instruments include cash and cash equivalents, accounts payable and accrued liabilities and long term liabilities. The carrying amounts of financial instruments approximate their fair value due to their short maturities. The carrying value of our money market investments totaling $1,522,428 as of December 31, 2009 is included in cash and cash equivalents on our balance sheet and approximates their market values based on Level 2 inputs.

We have classified our financial instruments as follows:

Financial Instrument	Classification	Measurement	December 31, 2009
Cash and cash equivalents	Cash equivalents	Fair value	$1,522,428

Government contribution receivable	Loans and receivables	Amortized cost using the effective interest method	$ —

Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost using the effective interest method	$ 899,116

Long-term liabilities	Other financial liabilities	Amortized cost using the effective interest method	$ 20,698

Long-lived assets

Long-lived assets consist of property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. For impairment assessment purposes, the estimated fair value of property and equipment is based on a combination of current depreciated replacement costs and current market value.

Patent costs

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Investment tax credits

Investment tax credits can be used to reduce taxable income in future taxation years. Investment tax credits are recorded when the qualifying expenditures have been incurred and only if it is reasonably assured that the tax credits will be realized. Investment tax credits are earned when expenditures are made on qualifying research and development and such expenditures are subject to audit by the Canada Revenue Agency. As management believes there is sufficient uncertainty regarding the realization of deferred tax assets, a full valuation allowance has been provided.

Government contribution agreements

Contributions under government agreements relate to the funding of eligible research and development expenditures for defined programs. Amounts received or receivable are included as a contribution in determining the loss for the year as a reduction of the expenses to which it relates.

Loss per common share

Net loss per share is calculated in accordance with the FASB issued ASC Topic 260, Earnings Per Share (formerly SFAS No. 128, Earnings Per Share). Under the provisions of ASC 260, basic net loss per share is computed by dividing the net loss attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all dilutive potential common stock outstanding during the period, including stock options, warrants and shares to be issued under our employee stock purchase plan.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive due to our net loss (as including such shares would decrease our basic net loss per share).

Potential dilutive common shares that would have been included in the calculation of diluted earnings per share if we had net income are as follows:

	Year Ended December 31,
	2009	2008	2007
Common share options	—	604	2,917
Common share warrants	16,002	—	2,529

Total	16,002	604	5,446

Key Business Metrics

Revenues

We have no tests currently for sale or approved for sale and we have not generated any revenues from test sales. We have recognized $85,256 of consulting revenues since inception through December 31, 2009. We do not expect to receive any revenues until the commercialization of LungExpress Dx in 2010.

Our revenues will be earned directly by us where we provide our LungExpress Dx services from our clinical reference laboratory, and as royalty income where we license our tests to third parties. Our revenues will depend upon a number of factors, including establishment of coverage policies by third-party insurers and government payors, our ability in the short term to collect from payors often requiring a case-by-case manual appeals process, our ability to recognize revenues other than from cash collections on tests billed until such time as reimbursement policies or contracts are in effect and our success in international commercialization.

Research and development expenses

Research and development expenses consist primarily of salaries and other related costs for personnel, fees and reimbursement of costs incurred by our collaborators at UHN, costs of clinical studies to validate our tests, research informatics expenses, subcontract research fees, fees and costs related to filing intellectual property claims, consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new test opportunities. We expense research and development costs as they are incurred.

From inception to December 31, 2009, we incurred total research and development expenses of $4,000,877 Approximately 41% of these expenses related to the development, validation and commercialization of LungExpress Dx. The remaining expenses related to our earlier test development programs in hematological cancers and cardiovascular disease, which we have suspended to focus resources on LungExpress Dx. The following table summarizes the amounts spent on research and development for the periods presented.

	For the Year Ended December 31,
	2009	2008	2007
Personnel, consulting and stock-based compensation	$348,470	$470,998	$791,066
License fees and subcontract research	513,543	250,562	—
Facilities and operations	152,889	122,807	465,462
Less: Government contributions	(26,266)	(93,250)	(175,603)

Total	$988,636	$751,117	$1,080,925

Following the completion of this offering, we expect to incur additional laboratory, research and development expenses equal to approximately 30% of the net proceeds of this offering. Of this amount, we expect to use:

•	40% to hire additional clinical and scientific staff;

•

35% for general research and development purposes, including the acquisition of additional laboratory equipment and associated laboratory expenses related to establishing our CLIA-certified central laboratory where we will perform our clinical services; and

•	25% to conduct, following the commercial launch of LungExpress Dx, additional studies respecting our test.

We anticipate launching LungExpress Dx as a clinical service in the United States in 2010, however, we may not be able to do so on schedule. Following the commercial launch of LungExpress Dx, we plan to complete our studies to validate LungExpress Dx for use with patient specimens preserved by FFPE, and to commence studies to validate the utility of our test in quantifying a patient’s mortality risk and likelihood of chemotherapy benefit, potentially including a prospective and randomized clinical trial; however, the expected time for completion and results of such studies are unknown. Our clinical development and validation studies and regulatory considerations relating to LungExpress Dx and any other tests are subject to risks and uncertainties that may significantly impact our expense projections and development timelines, including:

•	the scope, rate of progress and expense of clinical development and validation studies;

•	uncertainties as to the future results of such studies;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	our ability to acquire patient specimens to undertake current and future studies; and

•	the expense and timing of receipt of regulatory approvals.

In addition to LungExpress Dx, we may selectively develop additional tests that maximize efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs. Developing additional tests may significantly impact our expense projections and development timelines.

General and administrative expenses

Our general and administrative expenses consist primarily of personnel related costs, legal costs, accounting costs and other professional and administrative costs and costs associated with general corporate activities.

We expect our general and administrative expenses to increase significantly over the next few years as we continue to build our operations and sales and marketing teams to support the commercialization of LungExpress Dx. In addition, general and administrative expenses will increase as we incur costs associated with being a publicly traded company in the United States, including costs related to compliance with Sarbanes-Oxley, increased directors and officers’ insurance premiums and the implementation of improved business information systems.

We expect increases in personnel costs, fees to professional services firms and expenses relating to the acquisition of additional equipment to make up a significant portion of these planned expenditures. We expect to use approximately 20% of the net proceeds of this offering for general and administrative expenses.

We also expect to begin incurring substantial sales and marketing expenses, including expenses relating to increased personnel and educational and promotional programs, subsequent to the closing of this offering as we commercialize LungExpress Dx. We plan to hire a number of sales and marketing personnel following the completion of this offering. Educational and promotional expenses include costs associated with educating physicians, laboratory personnel and other healthcare professionals regarding the clinical utility and cost-effectiveness of using LungExpress Dx. Selling and marketing expenses also include the costs of sponsoring continuing education programs and dissemination of publications and promotional programs regarding LungExpress Dx and future tests.

Approximately 50% of the net proceeds of this offering will be used to support sales and marketing efforts. We are, however, unable to determine with certainty the timing and amount of expenditures we will incur in sales and marketing as these costs will relate directly to the timing of the launch, and rate of adoption, of LungExpress Dx and the extent to which we market our test in collaboration with third-parties, if at all.

Interest income

Interest income consists of interest earned on our cash and cash equivalents.

Interest expense

Interest expense currently consists of accretion of interest due to the purchase terms relating to bioinformatics software purchased in 2007 with extended payment terms. Future planned capital acquisitions may be funded through the use of term debt or leases which would result in an increase in interest expense in the future. The availability of such financing and whether the terms of such financing would be acceptable to us are unknown. At present, all budgeted capital expenditures are planned to be funded from the proceeds of this offering.

Results of Operations

Comparison of Years Ended December 31, 2009 and 2008

The following table summarizes our results for 2009 and 2008:

	December 31,
	2009		2008
Category	Amount	Percentage of total	Amount	Percentage of total
Research and development expenses	$988,636	46.3%	$751,117	35.1%
General and administrative expenses	1,070,204	50.1%	1,317,124	61.6%
Amortization of property and equipment	78,876	3.7%	87,129	4.1%
Interest expense	9,020	0.4%	13,433	0.6%
Interest income	(12,165)	-0.6%	(29,168)	-1.4%

Total	$2,134,571	100.0%	$2,139,635	100.0%

We did not generate any revenue during 2009 or 2008. We incurred a net loss of $2,134,571, or $1.98 per common share, for 2009, compared to a loss of $2,139,635, or $3.17 per common share, for 2008. Research and development and general and administrative expenses are the primary components of our operating expenses.

Research and development expenses

Research and development expenses were $988,636 for 2009, compared to $751,116 for 2008, representing an increase of 32%. Personnel and consulting costs decreased to $331,425 for 2009, compared to $449,647 for 2008, as a result of a reduction in the number of our employees and consultants, including a decrease in compensation expenses associated with the ceasing of employment of our former Chief Scientific Officer. This reduction in personnel costs was also a result of lower stock based compensation expense which decreased to $17,045 for 2009 from $21,350 for 2008, due to the full vesting of certain option grants. License and contract development fees increased to $513,543 for 2009, compared to $250,562 for 2008, relating to expenses incurred with UHN and other third parties concerning the licensing and development of certain intellectual property related to LungExpress Dx. During 2009, in collaboration with UHN, we completed a significant validation study of LungExpress Dx and the costs related to this study have been fully accrued. Fees associated with the ongoing prosecution of patent applications regarding certain intellectual property underlying LungExpress Dx were incurred during 2009 and these expenses were offset by lower expenses related to facilities, supplies and operations in 2009, compared to 2008. During 2009, we completed work, funded in part by a government contribution agreement, in the area of cardiovascular disease. A total of $9,176 was collected in connection with this agreement during 2009 compared to $93,250 in 2008. Also, during 2009, we completed a research survey of clinicians in the United States regarding the integration of LungExpress Dx into clinical practice and a portion of the costs of this survey were offset by a government contribution agreement in the amount of $17,090, which was collected during 2009. No further government contribution arrangements are currently in place to provide funding, nor have any applications been made in such respect.

General and administrative expenses

General and administrative expenses were $1,070,204 for 2009, compared to $1,317,124 for 2008, representing a decrease of 19%. Personnel costs increased to $408,464 for 2009, compared to $361,391 for 2008, mainly due to an increase in salary expense associated with the hiring in early 2009 of our current Chief Financial Officer. Consulting fees relating to business development decreased to $86,612 in 2009 from $295,329 in 2008, due to a reduction in early 2009 of consulting expenses following the completion of negotiations of our collaboration agreements with UHN. Stock-based compensation expenses decreased to $111,242 for 2009, compared to $199,868 for 2008, due to the full vesting of certain option grants.

Amortization

Amortization expense decreased marginally to $78,876 for 2009 from $87,129 for 2008, the majority of which related to the amortization of certain bioinformatics software acquired by us at the end of 2007.

Interest expense

Interest expense decreased to $9,020 for 2009 from $13,433 for 2008. Interest expense relates to the accretion of interest on the purchase terms relating to bioinformatics software that we purchased in 2007 with extended payment terms. Also included in interest expense for 2008 were interest charges on equipment leases that were fully repaid during 2008.

Interest income

Interest income decreased to $12,165 for 2009 from $29,168 for 2008, as a result of lower average cash balances on hand combined with substantially lower interest rates during 2009 compared to 2008.

Comparison of Years Ended December 31, 2008 and 2007

The following table summarizes our results for 2008 and 2007:

	For the Year Ended December 31,
	2008		2007
Category	Amount	Percentage of Total	Amount	Percentage of Total
Research and development expenses	$751,117	35.1%	$1,080,925	47.5%
General and administrative expenses	1,317,124	61.6	1,172,524	51.5
Amortization of property and equipment	87,129	4.1	61,625	2.6
Interest expense	13,433	0.6	10,192	0.4
Interest income	(29,168)	(1.4)	(49,806)	(2.0)

Total	$2,139,635	100.0%	$2,275,460	100.0%

We did not generate any revenue during 2008 and 2007. We incurred a loss of $2,139,635, or $3.17 per common share, for 2008, compared to a loss of $2,275,460, or $4.40 per common share, for 2007. Research and development and general and administrative expenses are the primary components of our operating expenses.

Research and development expenses

Research and development expenses were $751,117 for 2008, compared to $1,080,925 for 2007, representing a decrease of 30%. Laboratory supplies expense decreased significantly in 2008 as a result of the reduced use of microarrays and related reagents, while licensing and collaboration fees paid to third parties, including UHN, increased. Personnel-related expenses were largely unchanged during 2008 and 2007, while associated stock-based compensation was $21,350 for 2008, compared to $235,413 for 2007, representing a decrease of 91%, resulting from a significant number of options fully vesting in November of 2007.

Government contributions under an Industrial Research Assistance Program grant relating to our cardiovascular research program were $93,250 in 2008, compared to $175,603 in 2007. This decrease reflects our reduced focus in this area, in favour of increased focus on the development of LungExpress Dx. Funding under this grant was exhausted in the first quarter of 2009 with the payment of $27,378.

General and administrative expenses

General and administrative expenses were $1,317,124 for 2008 compared to $1,172,524 for 2007, representing an increase of 12%. This change was due in part to an increase in personnel costs of $75,922 and an increase of $268,477 in expenses for 2008 compared to 2007, relating to increased legal, consulting and other costs of negotiating our licensing and collaboration agreements with UHN. The costs related to public company operations, which includes investor relations and public market awareness and communications activities, were $259,000 for 2008 compared to $191,000 for 2007, representing an increase of 31%. This increase was offset in part by a decrease in stock-based compensation expenses of $236,000 from 2007 due to certain options fully vesting in November 2007.

Interest income

Interest income totalled $29,168 for 2008, compared to $49,806 for 2007. This decrease was primarily due to lower average cash balances held in 2008.

Interest expense

Interest expense increased to $13,433 for 2008, compared to $10,192 for 2007, consisting primarily of the accretion of interest due to the purchase terms relating to bioinformatics software purchased by us during 2007 with extended payment terms. The balance related to interest on equipment leases that were fully repaid during 2008.

Amortization

Amortization expense increased to $87,129 for 2008 from $61,625 for 2007. The majority of amortization expense related to the amortization of laboratory equipment and certain bioinformatics software acquired by us at the end of 2007.

Liquidity and Capital Resources

Since inception, we have funded our operations through a combination of sales of securities and government grants. Through December 31, 2009, we have raised net proceeds of approximately $7,803,979 through the sale of common shares and warrants as follows:

•	in 2007, we completed a brokered private placement and issued 7,493,500 units, each unit consisting of one common share and one common share purchase warrant, for net proceeds of $2,397,190;

•	in 2008, we completed a prospectus financing and issued 12,168,667 units, each unit consisting of one common share and one-half of a common share purchase warrant, for net proceeds of $1,398,294; and

•

in 2009, we completed four separate non-brokered private placements and issued in aggregate 31,082,001 units, each unit consisting of one common share and one-half of a common share purchase warrant, for net proceeds of $2,264,129.

At December 31, 2009, we had $1,522,428 in cash and cash equivalents and working capital of $642,166.

Based on our current level of operations and staffing, we believe we have sufficient funds on hand to continue operations through the first half of 2010. Our independent registered public accounting firm has issued a report on our audited consolidated financial statements for the year ended December 31, 2009 that includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern without raising additional capital from external sources. We expect that the net proceeds of this offering, together with our available cash resources, will be sufficient to support our operations for at least 12 months following the date of this prospectus. Until we can generate revenues sufficient to finance our cash requirements, if at all, we may need to raise additional external funds through the sale of equity or debt securities or by entering into strategic partnerships. The sale of such additional equity and debt securities may result in additional dilution to our shareholders or may not be available, if at all, in amounts or on terms acceptable to us. The entering into of such strategic partnerships, if available, may require us to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us. If we are not able to secure additional funding when needed, we may need to delay, reduce the scope of or eliminate part or all of our development and commercialization efforts.

Cash Flows

Comparison of Years Ended December 31, 2009 and 2008

For 2009, our cash used in operating activities was $1,179,272, compared to $1,770,175 for 2008. The cash used in operating activities consisted mainly of salaries and related employee costs, payments to third-parties for license, contract research and consulting services and company operating costs.

For 2009, cash used in investing activities was $2,959, compared to $6,617 in 2008. The amounts expended in 2008 and 2009 relate to the replacement of computer equipment.

Cash provided by financing activities was $1,898,538 for 2009, compared to $1,378,418 for 2008. For 2008, we received $1,398,294 from the sale of our securities. The amounts received in 2008 were partially offset by payment under certain capital leases which are discussed in Note 7 of the footnotes accompanying our audited consolidated financial statements included elsewhere in this prospectus.

Comparison of Years Ended December 31, 2008 and 2007

For 2008, our cash used in operating activities was $1,770,175, compared to $1,872,905 for 2007. The cash used in operating activities consisted mainly of salaries and related employee costs, payments to third-parties and company operating costs.

For 2008, cash used in investing activities was $6,617, compared to $177,838 used in investing activities during 2007. The amounts expended in investing activities in 2008 related to the replacement of computer equipment. The amount expended in 2007 related to our purchase of laboratory equipment and a software license relating to our laboratory information management system.

Cash provided by financing activities was $1,378,418 for 2008, compared to $2,326,772 for 2007. For 2008, we received $1,398,294 from the sale of our securities. For 2007, we received $2,397,190 from the sale of our securities, and non-material amounts received from the exercise of stock options and warrants. These amounts were partially offset by payment under certain capital leases and repayment of a note due to a former executive in the amount of $60,226. The capital leases are discussed in Note 7 of the footnotes accompanying our audited consolidated financial statements included elsewhere in this prospectus.

Contractual Obligations and Other Commitments

The following table summarizes our contractual obligations and other commitments as of December 31, 2009, and the effect that such obligations and commitments are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
UHN obligations	$866,925	$508,612	$358,313	$—	$—
Operating lease obligations	44,557	44,557	—	—	—
Long-term obligations	88,581	67,883	20,698	—	—

Total	$1,005,636	$626,625	$379,011	$—	$—

Other than the contractual obligations set forth above, we do not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities. In April 2008 and February 2009, we entered into exclusive license and sponsored research agreements with UHN. These agreements provide to us, among other things, exclusive world-wide rights to develop and commercialize certain intellectual property underlying LungExpress Dx. The research and development expense for this project incurred since inception to

December 31, 2009 is approximately $615,911. Under our agreements with UHN, we are obligated to pay up to an additional $866,925 in research funding and milestone payments (approximately 75% of which relate to launch and post-launch commercialization milestone payments) along with royalties based on revenues from LungExpress Dx. We expect this project to be completed and the research funding portion of our obligations to be paid by the end of 2010. The royalty payable to UHN will depend upon whether the sales are covered by valid patent claims of UHN or other licensed intellectual property of UHN and will range from between a low to mid single digit percentage of net revenues. Where we elect to sublicense the licensed intellectual property of UHN underlying our test, the royalty will be a percentage in the mid teens of the revenues received by us pursuant to such sublicense.

Off-Balance Sheet Arrangements

As of December 31, 2009, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, which is effective for fiscal years beginning after November 15, 2007 and we adopted it on January 1, 2008. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The adoption of this pronouncement did not have a material impact on our results of operations or financial position for the year ended December 31, 2008, as we did not elect to measure any of our financial instruments at fair value.

In June 2007, the Emerging Issues Task Force, or EITF, issued a consensus, EITF 07-3, Advance Payments for Research and Development Activities, which states that non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be deferred and capitalized until the goods have been delivered or the related services have been rendered. EITF 07-3 is to be applied prospectively for new contractual arrangements entered into in fiscal years beginning after December 15, 2007 and we adopted it on January 1, 2008. The adoption did not result in a material change to our current accounting practice.

In December 2007, the FASB issued ACS 805 (revised 2007), Business Combinations, which provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, non-controlling interests, and goodwill acquired in a business combination. This standard also expands required disclosures surrounding the nature and financial effects of business combinations. The standard became effective for us on January 1, 2009, but did not have a significant impact on our audited consolidated financial statements.

In February 2008, the FASB issued Staff ACS 820-10-55-23A, Effective Date of FASB Statement No. 157 which delayed the effective date of ACS 820 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a nonrecurring basis only. The adoption of this paragraph did not have a significant impact on our audited consolidated financial statements.

In March 2008, the FASB issued amendments to ACS 815-10-50 that expand the quarterly and annual disclosure requirements in about an entity’s derivative instruments and hedging activities. This section is effective for fiscal years beginning after November 15, 2008 and its adoption did not have an impact on our financial position, results of operations or cash flows as the pronouncement addresses disclosure requirements only.

On June 16, 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. FSP EITF 03-6-1 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. Effective January 1, 2009, we adopted FSP EITF 03-6-1. The adoption of EITF 03-6-1 did not materially impact our consolidated results of operations or consolidated financial position.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1. This FSP amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. Prior to this FSP, fair values for these assets and liabilities were only disclosed annually. This FSP applies to all financial instruments within the scope of SFAS 107 and requires all entities to disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. This FSP shall be effective for interim periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4 and FSP FAS 115-2 and FAS 124-2. This FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. Management is currently evaluating the disclosure requirements of this new FSP.

In May 2009, the FASB issued ACS 855-10-50, Subsequent Events, which requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. This subsection is effective for interim and annual periods ending after June 15, 2009.

Foreign Exchange

We maintain our accounts in Canadian dollars, and substantially all of our expenses are denominated in Canadian dollars, while a portion of our expenditures are denominated in foreign currencies, primarily the U.S. dollar. Historically, these expenditures have primarily consisted of upfront and ongoing licensing fees. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect our costs. We have not taken any action to hedge against this currency risk, including any possible future Canadian devaluation or appreciation.

Qualitative and Quantitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve principal, while at the same time maximizing income we receive from investments without significantly increasing risk. Some of the securities we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of our investment will decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit with maturities of less than thirteen months. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

BUSINESS

Our Company

We are a life science company focused on the development and commercialization of genomic-based clinical laboratory diagnostic tests for cancer.

In making treatment decisions for cancer patients, physicians rely primarily upon tumor stage to predict a patient’s prognosis and likelihood of cancer recurrence. Because tumor staging is heavily dependent on visual assessment and human interpretation, physicians and patients often make treatment decisions using subjective and limited information that may not reflect the molecular nature of the patient’s cancer. Our mission is to develop and commercialize genomic-based tests that characterize tumors on a molecular level to provide personalized, clinically relevant information to improve patient treatment and reduce health care costs.

Our initial focus is on lung cancer, a disease that accounts for more deaths per year than breast cancer, prostate cancer and colon cancer combined, and we expect to launch our first test, LungExpress Dx, in the United States in 2010.

LungExpress Dx uses our proprietary 15-gene signature to improve upon staging for identifying those patients with NSCLC who, following surgical removal of their tumor, are at a higher and lower risk of mortality. In an initial study of patient specimens from the JBR.10 clinical trial, patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy. We believe that the use of LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy.

Following completion of this offering, we intend to:

•	establish our central laboratory in the United States certified in accordance with CLIA where we will perform our services;

•	launch LungExpress Dx as a clinical service in the United States in the second half of 2010 and build a focused sales, marketing and reimbursement team, either alone or through partnerships;

•

commercialize LungExpress Dx in Asia and Europe and other jurisdictions outside of the United States through distribution agreements with established companies with relevant local sales, marketing, reimbursement and regulatory compliance experience; and

•

seek to partner with pharmaceutical companies to use LungExpress Dx as a companion diagnostic to identify those patients who are more likely to respond to their FDA-approved or development-stage targeted therapies.

The timing and completion of the above-mentioned activities are subject to certain risks and uncertainties as described beginning on page 56 and on page 63 and elsewhere in this prospectus.

We believe that, in commercializing LungExpress Dx, we will continue to develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

Current Diagnosis and Treatment of Cancer is Limited

Cancer is a broad and heterogeneous class of complex malignancies where mutations in the genome, either inherited or acquired through environmental influences, affect the normal behavior of cells in the human body, allowing them to grow uncontrollably and to spread to other organs. The most common forms of cancer are skin, lung, prostate, breast and colon.

According to the American Cancer Society, in 2007, cancer afflicted over 12 million people worldwide and killed over 7.6 million people. In the United States alone, over 1.4 million Americans will be diagnosed with cancer and over 560,000 will die from the disease. According to the World Health Organization, cancer is expected to overtake heart disease as the worldwide leading cause of death in 2010.

The most common practice used to diagnose cancer is through pathologic evaluation of tumors under a microscope. After visually examining the sample, the pathologist determines the extent of progression, or stage, of the cancer based on a variety of clinical measures, including the tumor pathology grade, size of the tumor, how deeply the tumor has invaded tissues at the site of origin and the extent of any invasion into surrounding organs, lymph nodes or distant sites.

Physicians rely primarily on tumor stage to predict a patient’s prognosis and likelihood of cancer recurrence, which is the key determinant in treatment decisions. Because tumor pathology and staging are heavily dependent on visual assessment and human interpretation, physicians and patients make treatment decisions often using subjective and limited information that may not reflect the molecular nature of the patient’s cancer.

We believe that, in reliance on such limited information, in many cases a patient’s prognosis may not be accurately assessed resulting in the undertreatment of higher risk patients who may benefit from chemotherapy, and the overtreatment of lower risk patients who may not benefit from chemotherapy.

Understanding Cancer at the Molecular Level through Genomics

Genomics is the study of the expression, regulation and function of an entire set of genes, the functional units of the body’s biological information. A gene is a set of instructions or information that is embedded in the deoxyribonucleic acid, or DNA, of a cell. For a gene to be turned on or “expressed” by a cell, the cell must first transcribe a copy of its DNA sequence into messenger ribonucleic acid, or mRNA, which is then translated by the cell into protein. Proteins are large molecules that control most biological processes and make up molecular pathways, which cells use to carry out their specific functions. Even before the completion of the sequencing of the human genome in 2001, genomics were, and continue to be, used to examine and characterize diseases on a molecular level.

For a long time, it was believed that diseases resulted entirely from the environment (e.g. a tuberculosis infection) or entirely from human biology (e.g. an inherited disease like cystic fibrosis). However, it is now known that many human diseases are a result of a complex interaction between biology, environment and many other factors.

Humans differ because of mutational differences within their genome. The genome consists of more than three billion nucleotides that can acquire a mutation at any time throughout one’s life. Every person carries at least several mutations in their genome, which are either inherited from ancestors or newly acquired. Most of these mutations are harmless. However, cancer and other diseases can occur when mutated genes activate or block certain molecular pathways that are important for normal biological function. The ability to detect a mutation and understand the process by which it contributes to the development and progression of a disease is fundamental to understanding the molecular mechanisms of cancer.

A common way to study the behavior of an altered cell is through quantification of mRNA, which allows for the measurement of the expression of single or multiple genes. Expression levels can be correlated with disease and clinical outcomes. Using high-throughput gene expression analysis techniques, scientists can assess simultaneously the expression of more than 40,000 mRNAs in any particular patient sample (blood, urine, saliva, or tissue). By profiling the gene expression patterns and performing a quantitative analysis of the mRNA, scientists increasingly understand the underlying mechanisms of disease. Such an understanding provides us with potential diagnostic and prognostic tests and therapeutic targets through the development of unique gene expression “signatures” of disease.

Technology improvements and decreasing costs have aided the implementation of genomic diagnostic, prognostic and therapeutic tools in health care. For example, genomic analysis has led to the development of gene expression-based tests for breast cancer, colon cancer, determining a patient’s originating cancer in the event of metastasis and in managing the care of heart transplant patients. These tests have increasingly been integrated into routine clinical practice and, in the case of a test for breast cancer recurrence, have been recommended for use in the ASCO guidelines.

Genomics is different from “genetics”. Genetics is the study of how traits are inherited from one generation to the next through genes, and how new traits are generated by way of genetic mutations. For example, the detection of mutations in the BRCA1 and BRCA2 genes may be used to assess a woman’s risk of developing breast or ovarian cancer. This genetic test has become the standard of care in identifying women with hereditary breast and ovarian cancer, but is different from genomic tests like LungExpress Dx.

LungExpress Dx

Increasing Incidence of Lung Cancer

Lung cancer is the most common cancer and leading cause of cancer death worldwide, accounting for more deaths per year than breast cancer, prostate cancer and colon cancer combined.

According to a 2009 peer-reviewed publication, over 1.3 million people are diagnosed with, and approximately 1.0 million die from, lung cancer globally each year. In the United States alone, the National Cancer Institute estimates that in 2009 approximately 220,000 people will have been diagnosed with lung cancer and 160,000 will have died from the disease. Another 2009 peer-reviewed publication also estimates that the number of Americans diagnosed each year with lung cancer will increase significantly over the next two decades to 280,000 by 2020 and 338,000 by 2030.

NSCLC represents approximately 85% to 90% of all lung cancers and is comprised of multiple sub-types, including adeno-, squamous cell and large-cell carcinomas. A 2007 study by the International Association for the Study of Lung Cancer, which employed the population-based SEER United States cancer registry data, estimates that early-stage NSCLC represents approximately 34% of all diagnosed NSCLC cases.

Diagnosis of lung cancer at the early stages of disease is associated with better prognosis. As a result, studies such as the International Early Lung Cancer Action Project and the Pan Canadian Early Detection of Lung Cancer are being undertaken to look at the impact of various screening programs on the stage of diagnosis of lung cancer. In addition, new technologies are being developed to screen for the presence of lung cancer to provide for earlier diagnosis of the disease.

Significant Costs of Diagnosing and Treating Lung Cancer

Because of expected population increases and aging in the United States, the costs of diagnosing and treating lung cancer, and the estimated value of life lost from the disease, are substantial and expected to increase dramatically, even if mortality rates remain constant. The National Cancer Institute estimates that in the United States in 2007, $9.6 billion was spent on the diagnosis and treatment of lung cancer, representing over 13% of all cancer-related expenditures. According to a 2008 peer-reviewed publication, the value of life lost in the United States from lung cancer deaths in the year 2000 was estimated to be $240 billion, representing over 25% of the value for all cancers. In this study, the value of life lost was calculated by multiplying the years of life lost by $150,000, an estimate of the value of one year of life commonly used by health economists. Small declines in lung cancer mortality rates, for example, through more effective patient treatment, can have a substantial impact on healthcare expenditures and the value of life lost.

NSCLC Staging is Inadequate

A more accurate means of determining which early-stage NSCLC patients are, following surgery, at a higher and lower risk of mortality is needed to improve the selection of patients who may benefit from adjuvant chemotherapy. We believe that the use of LungExpress Dx will assist in addressing this unmet need.

Treatment decisions regarding NSCLC patients are based largely on current indications of prognosis and risk associated with tumor staging using the TNM algorithm. TNM staging is based upon the anatomical extent of the tumor, such as size, local and distant lymph node involvement and metastasis to stratify patients into stages I to IV. Stages I and II, considered early-stage, with localized disease, are associated with a better survival rate than stage III and IV, with the latter being considered non-curable.

Early-stage NSCLC patients are treated primarily by surgical removal of their tumours. Recent clinical trials have led to the adoption of adjuvant cisplatin-based chemotherapy for patients with surgically removed tumors in stage II, and in certain circumstances, stage IB NSCLC. The five-year survival advantage conferred by adjuvant chemotherapy in these studies ranged from 4% in the International Adjuvant Lung Trial to 15% in the JBR.10 clinical trial. No trial showed a significant survival benefit in stage IB. The Lung Adjuvant Cisplatin Evaluation meta-analysis pooled individual patient data from five trials of cisplatin-based chemotherapy and found a 5.4% survival advantage at five years. Subgroup analysis confirmed a significant benefit in stage II patients, but not in stage I patients. Moreover, a potential detrimental effect was observed in stage IA. As a result, ASCO recommends adjuvant chemotherapy for stage II patients, but not for stage I patients, and NCCN recommends adjuvant chemotherapy for stage II patients and, in certain circumstances, stage I patients.

However, within five years of surgery, 30% to 55% of stage I and II patients will die as a result of cancer recurrence, implying that patients diagnosed with the same stage of disease can differ in terms of tumor aggressiveness and response to treatment. While TNM stage currently remains the strongest predictor of prognosis, in many cases it fails to identify those patients within stage I who have an aggressive tumor and may benefit from chemotherapy, and those patients within stage II who have a less aggressive tumor and may not benefit from chemotherapy.

This uncertainty, coupled with other factors such as patient wishes, age, comorbidity and postoperative complications, has led to significant non-compliance by physicians and patients with the general treatment guidelines. Peer-reviewed publications reviewing the clinical practices at two major cancer care centers, Princess Margaret Hospital in Toronto (May 2003 to May 2005) and Institut Mutualiste Montsouris in Paris (January 2004 to May 2005), confirmed such non-compliance in that, following surgery, 23% to 34% of stage I patients were treated with chemotherapy and approximately 50% of stage II patients were not treated with chemotherapy.

We believe that by providing information regarding each patient’s risk of mortality, the use of LungExpress Dx will assist both physicians and patients in making better-informed and personalized treatment decisions.

Our Solution

We believe that the use of LungExpress Dx will have the following benefits:

Improved Quality of Treatment Decisions. LungExpress Dx improves upon staging in identifying those patients with early-stage NSCLC, who, following surgical removal of their tumor, are at a higher and lower risk of mortality. In an initial study of patient specimens from the JBR.10 clinical trial, patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy, and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy. We believe that the use of LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy.

Health Economic Benefits. Improving the quality of treatment decisions through the use of LungExpress Dx may result in health economic benefits. Our initial study was presented in January 2010 at a poster session of the American Association for Cancer Research – International Association for the Study of Lung Cancer Joint Conference on Molecular Origins of Lung Cancer and demonstrates projected cost savings through the use of LungExpress Dx. Our model shows that approximately half of stage I NSCLC patients who are classified by LungExpress Dx as higher risk and who under current guidelines are not routinely treated with adjuvant chemotherapy, may benefit from such treatment, possibly avoiding or delaying disease recurrence and associated costs relating to treatment failure and terminal care, which can be over $75,000 per patient. Increasingly, targeted therapies are also being used in cases of disease recurrence and can add over $100,000 per person, per treatment course. On the other hand, approximately half of stage II NSCLC patients who are classified by LungExpress Dx as lower risk and who under current guidelines are routinely treated with adjuvant chemotherapy may not benefit from such treatment, possibly avoiding the costs and side effects associated with such treatment.

Integration into Current Clinical Practice. LungExpress Dx can be integrated into the current clinical treatment of early-stage NSCLC patients where chemotherapy should begin, if at all, four to eight weeks from surgery. Once a patient is diagnosed with NSCLC, the tumor is surgically removed and a pathologist determines the TNM stage of disease. At that time, a physician will then be able to order LungExpress Dx and the pathology laboratory will provide us with the tumor specimen. We will then analyze the tumor specimen and deliver our results to the treating physician so that the physician and patient may discuss treatment options with a better understanding of the patient’s personal risk profile.

Clinical Development of LungExpress Dx

Our 15-gene signature of LungExpress Dx was developed by our collaborators at Princess Margaret Hospital, UHN and presented at the 2008 Annual Meeting of ASCO and further detailed in a manuscript submitted by UHN for publication in a peer-reviewed journal. The 15-gene signature of LungExpress Dx was developed from patient tumor specimens collected prospectively in the JBR.10 clinical trial.

The JBR.10 clinical trial was a randomized trial that compared four cycles of cisplatin plus vinorelbine adjuvant chemotherapy to observation (i.e. no treatment) after surgical tumor removal in patients with stage IB and II NSCLC. With a median follow-up of 5.2 years, adjuvant chemotherapy improved absolute five-year survival by 15% and median survival by 21 months. JBR.10 is among the landmark trials that have established adjuvant chemotherapy as the standard of care for early-stage NSCLC.

Of the 482 patients participating in the JBR.10 clinical trial, flash frozen tumor specimens from 62 observation patients and 71 patients treated with chemotherapy were available for analysis. The LungExpress Dx genes were selected using an unbiased genome-wide microarray approach in which all 25,000 genes in the human genome from the 62 observation patients were evaluated and narrowed down to 172 genes with the greatest ability to predict mortality (univariate survival analysis p<0.005). Using statistical analysis, a sub-set of 15 genes were shown to best correlate with patient mortality and were selected for the LungExpress Dx signature. Using the expression levels of these 15 genes, a proprietary algorithm was developed that separates patients into higher and lower risk groups based upon predicted mortality.

The 15 genes used in our signature of LungExpress Dx are known to be important in cancer initiation, development, establishment and metastasis, including cell cycle regulation, apoptosis, signal transduction and cell signaling, cell adhesion, nucleotide synthesis and transmembrane ion transport.

LungExpress Dx in Quantifying Patient Mortality and Likelihood of Chemotherapy Benefit

When applied to the 62 observation patients, LungExpress Dx classified 31 patients as higher risk and 31 patients as lower risk. Absolute five-year survival for the higher risk patients was approximately 20%, compared to approximately 93% for the lower risk patients (HR=15.02, 95% CI 5.12-44.04, p<0.0001). Our 15-gene signature was stage independent, as it separated the higher and lower risk groups in both stage I (HR 13.32, 95% CI 2.86-62.11, p<0.0001) and stage II (HR 13.47, 95% CI 3.00-60.43, p<0.0001).

We use three customary statistical metrics to describe the extent of the significance of the results of our LungExpress Dx studies. The first metric is a hazard ratio, or HR, which compares the risk of mortality of patients in two groups. An HR of one means that the risk of mortality is equal for the patients in the two groups. An HR of greater or less than one means that the patients in one group have a greater or lower risk of mortality, as the case may be, than the patients in the other group, such that this difference in risk is equal to the multiple of the HR. For example, in the 62 observation patients in the JBR.10 clinical trial, the HR of 15.02 comparing the higher risk patients to the lower risk patients as determined by LungExpress Dx means that the higher risk patients have an approximately 15 times greater risk of mortality than the lower risk patients. The second metric is a 95% confidence interval, or 95% CI, which is the range of HRs derived from a particular study which, if the study was repeated multiple times, would contain the true results 95% of the time. For example, in the 62 observation patients in the JBR.10 clinical trial, the 95% CI of 5.12 to 44.04 indicates that if the study was repeated multiple times it would result in HRs of between 5.12 and 44.04, 95% of the time. The third metric is a p-value and indicates the probability that the result of a study may have occurred by random chance. A low p-value, typically less than 0.05 (p<0.05) indicates a small likelihood (less than 5%) that the result is due to chance and is, consequently, considered to be a statistically significant result. For example, in the 62 observation patients in the JBR.10 clinical trial, the p-value of less than 0.0001 indicates a very small likelihood that the results of the study are due to random chance.

Since clinical variables such as TNM stage, gender, age and histology are known prognostic factors in NSCLC and correlate with outcome, UHN performed a multivariate analysis to control for those factors. This multivariate analysis showed our 15-gene signature to be independent of such variables (HR 18.00, 95% CI 5.78-56.05, p<0.0001) and was more effective in predicting patient mortality.

LungExpress Dx was subsequently validated in predicting mortality in five independent studies involving microarray data from patient specimens of multiple sub-types, including adeno-, squamous cell and large-cell carcinomas, totaling 676 untreated stage I and II NSCLC patients. The first four studies, which were presented by UHN at the 2008 Annual Meeting of ASCO, were undertaken by UHN and involved 169 patients as a subset of the National Cancer Institute Director’s Challenge Consortium for the Molecular Classification of Lung Adenocarcinoma collected from the University of Michigan, H. L. Moffitt Cancer Center and Memorial Sloan-Kettering Cancer Center (HR 3.2, 95% CI 1.69-6.11, p=0.0002); 133 patients from the Netherlands Cancer Institute

(HR 2.3, 95% CI 1.2-4.4, p=0.014); 106 patients from the University of Michigan (HR 2.3, 95% CI 1.1-4.7, p=0.026); and 85 patients from Duke University (HR 1.5, 95% CI 0.81-2.89, p=0.19). We believe, but cannot be certain, that the insignificant p-value in the Duke University study may be due to its smaller sample size. The fifth study was undertaken by us and UHN and involved 183 patients from Princess Margaret Hospital, UHN (HR 2.2, 95% CI 1.3-3.8, p=0.0045). The results of this study were presented by UHN in January 2010 at a poster session of the American Association for Cancer Research – International Association for the Study of Lung Cancer Joint Conference on Molecular Origins of Lung Cancer.

The HR and 95% CI reported in the 62 observation patients in the JBR.10 clinical trial are greater than those reported in the five validation studies noted in the paragraph immediately above. We believe, but cannot be certain, that this difference may be due to the varying compositions of patient cohorts based on demographic and clinical factors such as TNM stage, gender, age and histology. Nonetheless, we believe that the statistical metrics reported in our LungExpress Dx validation studies demonstrate that LungExpress Dx is more effective than TNM staging as an indicator of a patient’s risk of mortality.

UHN also compared absolute five-year survival in the JBR.10 clinical trial of the 71 patients treated with chemotherapy to the 62 observation patients using the LungExpress Dx classification. This study demonstrated that patients classified by LungExpress Dx as higher risk significantly benefited from adjuvant chemotherapy (HR=0.33, 95% CI 0.17-0.63, p=0.0005), and those classified as lower risk did not benefit, and may have experienced a detrimental effect, from adjuvant chemotherapy (HR 3.67, 95% CI 1.22-11.06, p=0.0133). The HRs of such studies were determined by comparing the risk of mortality of the treated patients to that of the observation patients, such that the treated patients classified by LungExpress Dx as higher risk have an approximately 3.0 times lower risk of mortality than the observation patients classified as higher risk, and the treated patients classified by LungExpress Dx as lower risk have an approximately 3.6 times greater risk of mortality than the observation patients classified as lower risk.

We believe that the results of these studies demonstrate that LungExpress Dx quantifies the risk of mortality and may also correlate with the likelihood of chemotherapy benefit in early-stage NSCLC patients.

LungExpress Dx Classifies Patients Based Upon Their Molecular Risk Profile

In the above validation studies involving untreated NSCLC patients, LungExpress Dx classified:

•	56% of stage I patients as higher risk, who under current ASCO and NCCN guidelines are generally not recommended for routine treatment with adjuvant chemotherapy following tumor removal; and

•	41% of stage II patients as lower risk, who under current ASCO and NCCN guidelines are generally recommended for routine treatment with adjuvant chemotherapy following tumor removal.

Using such information, and in consideration of all other clinical variables, physicians and patients may determine, in the case of a higher risk stage I patient to undergo chemotherapy to possibly reduce the risk of cancer recurrence, or in the case of a lower risk stage II patient to avoid potentially unnecessary chemotherapy.

Treatment decisions regarding early-stage NSCLC patients are based largely on current indications of prognosis and risk associated with tumor staging using the TNM algorithm. Based upon the results of our studies, we believe that LungExpress Dx is more effective than TNM staging as an indicator of a patient’s risk of mortality and may also correlate with the likelihood of chemotherapy benefit. As such, we further believe that LungExpress Dx will result in better-informed and personalized treatment decisions and improve the selection of patients who may benefit from adjuvant chemotherapy. However, there are differing opinions by and between physicians, healthcare professionals and third-party payors regarding the required statistical metrics or perceived clinical utility for any new test and, as such, the degree of market acceptance of LungExpress Dx by such persons or groups will depend upon a number of factors noted elsewhere in this prospectus and we cannot provide assurances as to such acceptance.

Additional Studies Respecting LungExpress Dx

LungExpress Dx has been validated for use with patient specimens preserved by flash freezing. Following the commercial launch of LungExpress Dx, we plan to complete our studies to validate LungExpress Dx for use with patient specimens preserved by FFPE, and to commence studies, consistent with the prior studies described elsewhere in this prospectus, to validate the utility of our test in quantifying a patient’s mortality risk and likelihood of chemotherapy benefit, potentially including a prospective and randomized clinical trial. We believe that the completion of such studies, to the extent positive, will allow for wider-scale adoption and usage of LungExpress Dx. If such studies are delayed or fail to produce positive results, our commercialization of LungExpress Dx will be negatively affected.

Health Economic Benefits of LungExpress Dx

We are collaborating with health economists in the area of genomics to examine the health economic implications of LungExpress Dx. Our initial study analyzed data from 183 stage I and II NSCLC patients in our UHN LungExpress Dx validation study to compare risk classification based on TNM staging and guideline criteria from NCCN to risk classification and subsequent treatment from the use of LungExpress Dx. The results of this study were presented by us in January 2010 at a poster session of the American Association for Cancer Research – International Association for the Study of Lung Cancer Joint Conference on Molecular Origins of Lung Cancer.

We designed a standard model for prognosis simulation, called a Markov model, to forecast survival and expected costs as if LungExpress Dx was used to guide treatment for early-stage NSCLC patients. The model, when applied to a hypothetical population of patients with the demographic and disease characteristics of the patients enrolled in our UHN LungExpress Dx validation study, demonstrated an increase in survival and a reduction in projected aggregate costs at both five years and lifetime.

Our model shows that approximately half of stage I NSCLC patients who are classified by LungExpress Dx as higher risk and who under current ASCO and NCCN guidelines are not routinely treated with adjuvant chemotherapy, may benefit from such treatment, possibly avoiding or delaying disease recurrence and associated costs relating to treatment failure and terminal care, which can be over $75,000 per patient. Increasingly, targeted therapies are also being used in cases of disease recurrence and can add over $100,000 per person, per treatment course. On the other hand, approximately half of stage II NSCLC patients who are classified by LungExpress Dx as lower risk and who under current ASCO and NCCN guidelines are routinely treated with adjuvant chemotherapy may not benefit from such treatment, possibly avoiding the costs and side effects associated with such treatment.

According to this study, the use of LungExpress Dx has the potential to significantly reduce costs associated with the treatment of patients with early-stage NSCLC.

Business Strategy

Our mission is to develop and commercialize genomic-based tests that characterize tumors on a molecular level to provide personalized, clinically relevant information to improve patient treatment and reduce health care costs. To give effect to our mission, we have developed a business strategy that involves four main areas:

Commercialize LungExpress Dx in the United States. We plan to launch LungExpress Dx as a clinical service in the United States in 2010. We believe that there are no major obstacles to completing this launch, other than the customary obstacles and requirements described elsewhere in this prospectus. We anticipate using a portion of the net proceeds from this offering to establish our CLIA-certified central laboratory where we will perform our services and build, either alone or through partnerships, a focused sales, marketing and reimbursement team in the United States. We believe that the most effective way to maximize the adoption of LungExpress Dx will be to have our team interact directly with oncologists, pathologists, patient advocacy groups and third-party payors to convey the clinical and health economic benefits of our test.

Commercialize LungExpress Dx Internationally. Asia and Europe have high incidence rates of lung cancer primarily because of the prevalence of smoking. We plan to commercialize LungExpress Dx in Asia and Europe and other jurisdictions outside of the United States through distribution agreements with established companies with relevant local sales, marketing, reimbursement and regulatory compliance experience. We have been involved in discussions with numerous groups to facilitate the distribution of our test in select countries.

Partner with Pharmaceutical Companies to use LungExpress Dx as a Companion Diagnostic. LungExpress Dx was developed with data obtained from untreated patient specimens and, as such, we can correlate patients classified by our test as higher and lower risk with their response to any specific treatment regimen. As a result, we may seek to partner with pharmaceutical companies to use LungExpress Dx as a companion diagnostic to identify those patients who are more likely to respond to their FDA-approved or development-stage targeted therapies to assist in moving away from a “one-size-fits-all” approach to patient management.

Selectively Apply Our Commercial and Clinical Infrastructure to Other Tests. We believe that, in commercializing LungExpress Dx, we will develop valuable commercial and clinical experience and infrastructure relating to test development, laboratory operations, sales, marketing, reimbursement and regulatory compliance. While our primary focus is LungExpress Dx, we may selectively develop and launch additional tests that maximize our efficiencies of scale and scope and align with our mission of providing personalized, clinically relevant information to improve patient treatment and reduce health care costs.

Sales and Marketing

Our sales and marketing strategy is to employ a focused team to target lung cancer oncologists, pathologists and patient advocacy groups. Our direct sales approach will highlight the clinical and economic benefits of LungExpress Dx and the scientific validation supporting our test. We expect to use a portion of the net proceeds from this offering to build, either alone or through partnerships, a sales and marketing team with clinical oncology selling and marketing experience obtained from leading biopharmaceutical, pharmaceutical and specialty reference laboratory companies.

Our marketing strategy will focus on educating physicians, laboratory personnel, other healthcare professionals and patient advocacy groups regarding the clinical benefits of LungExpress Dx. We plan to hire and train our customer service representatives to handle inquiries from these groups. We will also utilize the Internet for communicating with external constituencies, and our web site will contain clinical information for healthcare professionals and educational information for lung cancer patients.

We may promote LungExpress Dx through marketing channels commonly used by the biopharmaceutical and pharmaceutical industries, such as sponsored continuing medical education, medical meeting participation and broad-based publication of our scientific and economic data.

Reimbursement

Revenues for clinical laboratory tests may come from several sources, including commercial third-party payors, such as insurance companies and health maintenance organizations, government payors, such as Medicare and Medicaid, patients and, in some cases, from hospitals or referring laboratories who, in turn, bill third-party payors for testing. Reimbursement of LungExpress Dx by third-party payors will be essential to our commercial success. We will be eligible for reimbursement of LungExpress Dx upon us receiving a CLIA certificate of registration and thereafter receiving, and maintaining, a certificate of accreditation or compliance, as described elsewhere in this prospectus.

Following commercialization of LungExpress Dx, we believe the following key factors will drive broad adoption of our test:

•	acceptance by clinicians of the methods of patient specimen preservation for use with our test including, upon launch, specimens preserved by flash freezing;

•	acceptance by healthcare providers of its clinical benefits;

•	demonstration of the cost-effectiveness of using our test;

•	expanded reimbursement by third-party payors;

•	targeted marketing and sales efforts; and

•	inclusion in lung cancer treatment guidelines of ASCO and NCCN.

We expect to pursue coverage by Medicare, Medicaid, national commercial third-party payors and regional payors. Where policies, contracts or agreements are not in place, we plan to pursue case-by-case reimbursement. We believe that it may take several years to achieve substantial successful reimbursement. However, we cannot predict whether, or under what circumstances, third-party payors will reimburse for LungExpress Dx. Payment amounts may also vary across individual policies and coverage and payment policies, if adopted, may be applied prospectively rather than retroactively. Denial of coverage by payors, or payment at inadequate levels, would have a material adverse impact on market acceptance of LungExpress Dx.

Commercial Third-party Payors and Patient Pay. When a payor policy, contract or agreement is in place, we expect to bill the payor, the hospital or referring laboratory as well as the patient (for deductibles and co-insurance or co-payments, where applicable) in accordance with the established policy. When there is no payor policy in place, we plan to pursue reimbursement on behalf of each patient on a case-by-case basis. We will request that physicians have a billing conversation with patients prior to a test being submitted to discuss the patient’s responsibility should their policy not cover the test. We will also request that the physician inform the patient that we will take on the primary responsibility for obtaining third-party reimbursement on behalf of patients, including appeals for initial denials, prior to billing a patient. With this practice established, we believe that most patients receiving the LungExpress Dx test will have agreed to the test knowing that they may be responsible for all or some portion of the cost of the test should their medical insurer deny or limit coverage. Our efforts on behalf of patients will take a substantial amount of our time, and bills may not be paid for many months, if at all. Furthermore, if a third-party payor denies coverage after a final appeal, it may take a substantial amount of time to collect from the patient, and we may not be successful.

Medicare and Medicaid. In determining whether or not Medicare will pay for a test, the Centers for Medicare and Medicaid Services, or CMS, which oversees Medicare, can permit the contractors who process and pay Medicare claims to make that determination or it can make a national coverage determination, which will bind all Medicare contractors.

Under current Medicare billing rules, claims made for LungExpress Dx tests performed on Medicare beneficiaries who were hospital inpatients at the time the patient specimens were obtained and whose tests were ordered less than 14 days from discharge must be incorporated in the payment that the hospital receives for the inpatient services provided. Medicare billing rules also require hospitals to bill for the test when ordered for hospital outpatients less than 14 days following the date of the hospital procedure where the patient specimens were obtained. Accordingly, we will be required to bill individual hospitals for tests performed on Medicare beneficiaries during these time frames. Because we do not expect to have a written agreement in place with many, if not all, of these hospitals, we may not be paid for our tests or may have to pursue payment from the hospital on a case-by-case basis. We believe that these billing rules may lead to confusion regarding whether Medicare will provide adequate reimbursement for our test, and could discourage Medicare patients from using our test. Although there has been significant debate regarding revising or reversing these billing rules, we have no assurance that Medicare will do so, and we also cannot ensure that hospitals will agree to arrangements to pay us for tests performed on patients falling under these rules.

In addition, each state Medicaid program, which pays for services furnished to the eligible medically indigent, will usually make its own decision whether or not to cover LungExpress Dx.

Payment. Clinical laboratory testing services, when covered by third-party payors, are paid under various methodologies, including prospective payment systems and fee schedules. Under Medicare, payment is generally made under the Clinical Laboratory Fee Schedule with amounts assigned to specific procedure billing codes. Each Medicare carrier jurisdiction has a fee schedule that establishes the price for each specific laboratory billing code. The Social Security Act establishes that these fee schedule amounts are to be increased annually, subject to certain limitations, by the percentage increase in the consumer price index, or CPI, for the prior year. Congress has frequently legislated that the CPI increase not be implemented. In the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or MMA, Congress eliminated the CPI update through 2008. In addition, the National Limitation Amount, or NLA, which acts as a ceiling on Medicare reimbursement, is set at a percentage of the median of all the carrier fee schedule amounts for each test code. In the past, Congress has frequently lowered the percentage of the median used to calculate the NLA in order to achieve budget savings. Currently, the NLA ceiling is set at 74% of the medians for established tests and 100% of the median for diagnostic tests for which no limitation amount was established prior to 2001. Thus, no Medicare carrier can pay more than the NLA amount for any specific code.

We do not expect there to be a specific Current Procedural Terminology, or CPT, procedure code or group of codes to report LungExpress Dx. Therefore, we believe that our test generally must be reported under a non-specific, unlisted procedure code, which is subject to manual review of each claim.

A Healthcare Common Procedure Coding System, or HCPCS code, has been issued effective January 1, 2006 that some private third-party payors may accept on claims for the LungExpress Dx test. Medicare will not accept this HCPCS code, however. We may move forward with plans to obtain specific CPT procedure coding. If we do move forward with plans to obtain specific CPT coding, there is no assurance that specific coding will be adopted. Whether or not we obtain a specific CPT code for the test, there can be no assurance that an adequate payment rate will continue to be assigned to the test.

On several occasions, including in 2003 during the negotiations over the MMA, Congress has considered imposing a 20% co-insurance amount on clinical laboratory services, which would require beneficiaries to pay a portion of the cost of their clinical laboratory testing. Although that requirement has not been enacted at this time, Congress could decide to impose such an obligation at some point in the future. If so, it could make it more difficult for us to collect co-insurance payments for LungExpress Dx.

International. We expect that the majority of any international revenues will be influenced by patient self-pay in various countries and payor reimbursement through distribution partners. We expect any international sales of LungExpress Dx to be heavily dependent on reimbursement in the future. In many countries, governments are primarily responsible for reimbursing diagnostic tests. Governments often have significant discretion in determining whether a test will be reimbursed at all, and if so, how much will be paid. Although we plan on establishing agreements with distribution partners in countries outside of the United States, particularly in Asia and Europe, there are no assurances that we will be able to do so. We expect that it will take several years to establish coverage and reimbursement for LungExpress Dx in countries outside of the United States.

Third-Party Collaborations

In the commercialization of LungExpress Dx we are collaborating with leading researchers and health economists in the areas of lung cancer and genomics in the United States and Canada, including a team at the Princess Margaret Hospital, UHN. The team is led by Dr. Ming-Sound Tsao, holder of the M. Qasim Choksi Chair in Lung Cancer Translational Research, and Dr. Frances A. Shepherd, holder of the Scott Taylor Chair in Lung Cancer Research and the Past-Chair of the National Cancer Institute of Canada Clinical Trials Group Lung Cancer Site. Drs. Tsao and Shepherd are Professors at the University of Toronto and have in total authored more than 500 articles in peer-reviewed journals.

In April 2008 and February 2009, we entered into exclusive license and sponsored research agreements with UHN. These agreements provide to us, among other things, exclusive world-wide rights to commercialize certain intellectual property underlying LungExpress Dx and further provide for our collaboration in certain activities related to the development and validation of LungExpress Dx. Such activities in respect of UHN include the collection of patient specimens, collection of corresponding patient clinical data and statistical analysis of gene expression data. The research and development expense for this project incurred since inception to December 31, 2009 is approximately $615,911. Under our agreements we are obligated to pay up to an additional $866,925 in research funding and milestone payments (approximately 75% of which relate to launch and post-launch commercialization milestone payments) along with royalties based on revenues from LungExpress Dx. We expect this project to be completed and the balance of our research funding to be paid by the end of 2010. The royalty payable to UHN will depend upon whether the sales are covered by valid patent claims of UHN or other licensed intellectual property of UHN and will range from between a low to mid single digit percentage of net revenues. Where we elect to sublicense the licensed intellectual property of UHN underlying our test, the royalty will be a percentage in the mid teens of the revenues received by us pursuant to such sublicense.

Our license continues until the expiration of the last underlying patent claim, or May 14, 2029, subject to extension in certain circumstances for delays during the patent prosecution and regulatory review process, but is subject to early termination by UHN if we:

•

file or consent to a petition in bankruptcy or insolvency or petition for reorganization under any bankruptcy law, or make a general assignment for the benefit of our creditors, or otherwise acknowledge insolvency or are adjudged bankrupt;

•	materially breach any of our obligations under the agreements and fail to, or cannot, remedy the breach within thirty days after being given written notice by UHN of such breach; or

•	terminate or suspend certain work under our sponsored research agreements and:

•	four years elapses from the date of termination or suspension; or

•	we breach our obligation to maintain the UHN patents in respect of the underlying intellectual property licensed by us, materially impairing the scope of license coverage of such patents.

In pursuing the development, validation and commercialization of LungExpress Dx, we have hired, or engaged as consultants, and expect to increasingly do so following completion of this offering, personnel with specialized experience in a number of disciplines, including assay development, bioinformatics and statistics, laboratory and clinical operations, clinical affairs and studies, government regulation, sales and marketing, billing and reimbursement and information systems. In particular, with respect to our studies to validate LungExpress Dx for use with patient specimens preserved by FFPE described elsewhere in this prospectus, which we plan to complete following the commercial launch of LungExpress Dx, we are collaborating with institutions to acquire relevant patient specimens and also with third-party consultants regarding patient specimen preparation, mRNA extraction and assay development.

Competition

Our principal competition comes from existing diagnostic methods used by pathologists and oncologists. These methods have been used for many years and are therefore difficult to change or supplement. In addition, companies offering capital equipment and kits or reagents to local pathology laboratories represent another source of potential competition. These kits are used directly by the pathologist, which facilitates adoption more readily than tests like LungExpress Dx that are performed outside the pathology laboratory. In addition, few diagnostic methods are as expensive as the price that may be charged for LungExpress Dx.

We also face competition from many public and private companies that offer products or have conducted research to profile genes, gene expression or protein expression in early-stage NSCLC, such as Allegro Diagnostics, Inc., Agendia B.V., ALMAC Group Ltd., BG Medicine, Clarient, Inc., Epigenomics, Exiqon Diagnostics, Genomic Health, Inc., Genzyme Corporation, Oncomics, Ltd., Pinpoint Genomics, Inc., Response Genetics, Inc. and Rosetta Genomics Ltd.

Commercial laboratories with strong distribution networks for diagnostic tests, such as Laboratory Corporation of America Holdings and Quest Diagnostics Incorporated, may become competitors. Other potential competitors include companies that develop diagnostic tests such as Bayer Diagnostics, a division of Siemens AG, Roche Diagnostics, a division of F. Hoffmann-La Roche Ltd, and Veridex LLC, a Johnson & Johnson company. Our competitors may invent and commercialize tests or technology platforms that compete with ours. In addition, in December 2005, the United States federal government allocated a significant amount of funding to The Cancer Genome Atlas, a project aimed at developing a comprehensive catalog of the genetic mutations and other genomic changes that occur in cancers and maintaining the information in a free public database. As more information regarding cancer genomics becomes available to the public, we anticipate that more products aimed at identifying targeted treatment options will be developed and these products may compete with ours. In addition, competitors may develop their own versions of our test in countries where we did not apply for or have licensed rights to patents or where any future patents are not issued and compete with us in those countries, including encouraging the use of their test by physicians or patients in other countries.

The price of LungExpress Dx, once established, may be considered relatively expensive for a diagnostic test. This may impact potential reimbursement of and demand for LungExpress Dx. Many of our present and potential competitors have widespread brand recognition and substantially greater financial and technical resources and development, production and marketing capabilities than we have or will have. Others may develop lower-priced, less complex tests that could be viewed by physicians and payors as functionally equivalent to our test, which could force us to lower the list price of our test and impact our operating margins and our ability to achieve profitability. We plan to launch LungExpress Dx in the United States under CLIA. Some competitors may develop competing tests cleared for marketing by the FDA. There may be a marketing differentiation or perception that an FDA-cleared test is more desirable than LungExpress Dx, and that could discourage adoption and reimbursement of our test. If we are unable to compete successfully against current or future competitors, we may be unable to establish or increase market acceptance for, and sales of, our test, which could prevent us from establishing, increasing or sustaining our revenues or achieving or sustaining profitability and could cause the market price of our common shares to decline.

Regulation

Clinical Laboratory Improvement Amendments of 1988

We are planning to offer LungExpress Dx as a clinical service in a clinical reference laboratory to be established by us. As such, we will be required to hold certain federal, state and local licenses, certifications and permits to conduct our business. To date, we have neither submitted for, nor received, any such licenses, certifications or permits required to conduct our business. Under CLIA, we will be required to hold a certificate applicable to the type of work we perform and to comply with standards covering personnel, facilities administration, quality systems and proficiency testing.

Prior to offering LungExpress Dx as a diagnostic service, we plan to apply for a CLIA certificate. We may do so by seeking either a certificate of accreditation from a third party, such as the College of American Pathologists, or a certificate of compliance by applying to a state department of health. Once we have submitted the application for a certificate that contains the required information, we may receive a certificate of registration. This process generally takes between one to two months, although it can take longer. We can begin offering our clinical services of testing patient specimens once we have received this certificate of registration. The certificate of registration is valid for up to two years. We are required to obtain the certificate of accreditation or compliance during the two-year period. The approval process to obtain the certificate of accreditation or compliance may take between six to 12 months, or even longer, depending on whether deficiencies are found. If we are found to meet the CLIA requirements, we will then receive a certificate of accreditation or compliance. However, if we are found to not meet the CLIA requirements, we generally will be given the opportunity to cure any deficiencies. If we are unable to cure such deficiencies within the time period mandated by the third party or state agency, or if the deficiencies are considered very serious, then we may be required to cease providing our clinical services until we receive our certificate of accreditation or compliance. Following our receipt of a certificate of accreditation or compliance, we will be subject to survey and inspection every two years to assess compliance with program standards. The standards applicable to the testing which we will perform may change over time. We cannot assure you that we will be able to operate profitably or at all should regulatory compliance requirements become substantially more costly in the future. If we are found to not be in compliance with CLIA requirements, the commencement of our clinical services of LungExpress Dx will be delayed and our business could be harmed.

If, following the commercial launch of LungExpress Dx, we are found to not be in compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties. We will be required to maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare beneficiaries. If we are found to be out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed.

U.S. Food and Drug Administration

The FDA regulates the sale or distribution through interstate commerce of medical devices, including in vitro diagnostic test kits. Devices subject to FDA regulation must undergo pre-market review prior to commercialization unless the device is of a type exempted from such review. In addition, manufacturers of medical devices must comply with various regulatory requirements under the Federal Food, Drug, and Cosmetic Act and regulations promulgated under that Act, including quality system review regulations, unless exempted from those requirements for particular types of devices. Entities that fail to comply with FDA requirements can be liable for criminal or civil penalties, such as warning letters, recalls, seizures, orders to cease manufacturing and restrictions on labeling and promotion.

Clinical laboratory tests, such as the test that we expect to launch as LungExpress Dx, are regulated under CLIA, as administered by CMS, as well as by applicable state laws. Diagnostic kits that are sold and distributed through interstate commerce are regulated as medical devices by the FDA. Clinical laboratory tests that are developed and validated by a laboratory for its own use are LDTs. Most LDTs currently are not subject to FDA regulation, although reagents or software provided by third parties and used to perform LDTs may be subject to regulation. We believe that LungExpress Dx, once offered as a clinical service, will not be a diagnostic kit, and we also believe that at that time LungExpress Dx will be an LDT. As a result, we believe that at that time LungExpress Dx should not be subject to regulation under established FDA policies. The container that we expect to provide for collection and transport of tumor samples from a pathology laboratory to our clinical reference laboratory may be considered a medical device subject to FDA regulation but would currently be exempt from pre-market review by the FDA.

In September 2006, the FDA issued draft guidance on a new class of tests called In Vitro Diagnostic Multivariate Index Assays. Under this draft guidance, LungExpress Dx could be classified as either a Class II or a Class III medical device, which may require varying levels of FDA pre-market review depending upon intended use and on the level of control necessary to assure the safety and effectiveness of the test. In July 2007, the FDA posted a revised draft guidance that addressed some of the comments submitted in response to the

September 2006 draft guidance. The revised draft guidance includes an 18 month transition period of FDA enforcement discretion following release of final guidance for currently available tests if the laboratory submits a pre-market review submission within 12 months of the publication of final guidance. The comment period for this revised guidance expired in October 2007.

We cannot provide any assurance that any FDA regulation, including pre-market review, will not be required for LungExpress Dx, either through new policies adopted by the FDA or new legislation enacted by Congress. It is possible that legislation will be enacted into law and may result in increased regulatory burdens for us to offer, or in the future continue to offer, LungExpress Dx as a clinical service.

If pre-market review is required, our business could be negatively impacted until such review is completed and clearance to market or approval is obtained, and the FDA could require that we not sell, or stop selling, our test pending pre-market clearance or approval. If our test is on the market, and allowed to continue as such, but there is uncertainty about the regulatory status of our test or if it is deemed investigational by the FDA, or if labeling claims the FDA allows us to make are limited, orders or reimbursement may cease or decline. The regulatory approval process may involve, among other things, successfully completing additional clinical trials and submitting a pre-market clearance notice or filing a PMA application with the FDA. If pre-market review is required by the FDA, there can be no assurance that our test will be cleared or approved on a timely basis, if at all. If our test is cleared, we may need to obtain a new clearance or approval if we wish to modify the test or the claims that we make for the test. Ongoing compliance with FDA regulations would increase the costs of conducting our business, and subject us to inspection by the FDA and to the requirements of the FDA and penalties for failure to comply with these requirements. These requirements could include registering with the FDA, listing the test with the FDA, adhering to the FDA’s Quality System Requirements, submitting reports to the FDA, and limitations on advertising and promotion. We may also decide voluntarily to pursue FDA pre-market review of LungExpress Dx if we determine that doing so would be appropriate.

Should any of the reagents that we obtain from vendors and use in conducting our test be affected by future regulatory actions, our business could be adversely affected by those actions, including increasing the cost of testing or delaying, limiting or prohibiting the purchase of reagents necessary to perform testing.

Health Insurance Portability and Accountability Act

Under the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the United States Department of Health and Human Services, or HHS, has issued regulations to protect the privacy and security of protected health information used or disclosed by health care providers, and would include us. HIPAA also regulates standardization of data content, codes and formats used in health care transactions and standardization of identifiers for health plans and providers. Penalties for violations of HIPAA regulations include civil and criminal penalties.

We plan to develop policies and procedures to comply with these regulations. The requirements under these regulations may change periodically and could have an effect on our business operations if compliance becomes substantially more costly than under current requirements.

In addition to federal privacy regulations, there are a number of state laws governing confidentiality of health information that will be applicable to our operations. New laws governing privacy may be adopted in the future as well. We plan to take steps to comply with health information privacy requirements to which we are aware that we are subject. However, we can provide no assurance that we be, or will remain, in compliance with diverse privacy requirements in all of the jurisdictions in which we do business. Failure to comply with privacy requirements could result in civil or criminal penalties, which could have a materially adverse impact on our business.

Federal and State Physician Self-referral Prohibitions

Upon offering LungExpress Dx as a clinical service, we will be subject to the federal physician self-referral prohibitions commonly known as the Stark Law, and to similar restrictions under California’s Physician Ownership and Referral Act, commonly known as PORA. Together these restrictions will generally prohibit us from billing a patient or any governmental or private payor for any test when the physician ordering the test, or any member of such physician’s immediate family, has an investment interest in or compensation arrangement with us, unless the arrangement meets an exception to the prohibition.

Both the Stark Law and PORA contain an exception for referrals made by physicians who hold investment interests in a publicly traded company that has shareholders’ equity exceeding $75 million at the end of its most recent fiscal year or on average during the previous three fiscal years, and which satisfies certain other requirements. In addition, both the Stark Law and PORA contain an exception for compensation paid to a physician for personal services rendered by the physician. We expect to have compensation arrangements with a number of physicians for personal services, such as speaking engagements and specimen tissue preparation. We plan to structure such arrangements with terms intended to comply with the requirements of the personal services exception to Stark and PORA. However, we cannot be certain that regulators would find these arrangements to be in compliance with Stark, PORA or similar state laws. We would be required to refund any payments we receive pursuant to a referral prohibited by these laws to the patient, the payor or the Medicare program, as applicable.

Sanctions for a violation of the Stark Law include the following:

•	denial of payment for the services provided in violation of the prohibition;

•	refunds of amounts collected by an entity in violation of the Stark Law;

•	a civil penalty of up to $15,000 for each service arising out of the prohibited referral;

•	possible exclusion from federal healthcare programs, including Medicare and Medicaid; and

•	a civil penalty of up to $100,000 against parties that enter into a scheme to circumvent the Stark Law’s prohibition.

These prohibitions apply regardless of the reasons for the financial relationship and the referral. No finding of intent to violate the Stark Law is required for a violation. In addition, under an emerging legal theory, knowing violations of the Stark Law may also serve as the basis for liability under the Federal False Claims Act.

Further, a violation of PORA is a misdemeanor and could result in civil penalties and criminal fines. Finally, other states have self-referral restrictions with which we have to comply that differ from those imposed by federal and California law. While we will attempt to comply with the Stark Law, PORA and similar laws of other states, it is possible that some of our future financial arrangements with physicians could be subject to regulatory scrutiny at some point in the future, and we cannot provide an assurance that we will be found to be in compliance with these laws following any such regulatory review.

Federal and State Anti-kickback Laws

The Federal Anti-kickback Law makes it a felony for a provider or supplier, including a laboratory, to knowingly and willfully offer, pay, solicit or receive remuneration, directly or indirectly, in order to induce business that is reimbursable under any federal health care program. A violation of the Anti-kickback Law may result in imprisonment for up to five years and fines of up to $250,000 in the case of individuals and $500,000 in the case of organizations. Convictions under the Anti-kickback Law result in mandatory exclusion from federal health care programs for a minimum of five years. In addition, HHS has the authority to impose civil assessments and fines and to exclude health care providers and others engaged in prohibited activities from Medicare, Medicaid and other federal health care programs.

Actions that violate the Anti-kickback Law or similar laws may also involve liability under the Federal False Claims Act, which prohibits the knowing presentation of a false, fictitious or fraudulent claim for payment to the U.S. Government. Actions under the Federal False Claims Act may be brought by the Department of Justice or by a private individual in the name of the government.

Although the Anti-kickback Law applies only to federal health care programs, a number of states have passed statutes substantially similar to the Anti-kickback Law pursuant to which similar types of prohibitions are made applicable to all other health plans and third-party payors.

Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals and opportunities. The law enforcement authorities, the courts and Congress have also demonstrated a willingness to look behind the formalities of a transaction to determine the underlying purpose of payments between health care providers and actual or potential referral sources. Generally, courts have taken a broad interpretation of the scope of the Anti-kickback Law, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce future referrals.

In addition to statutory exceptions to the Anti-kickback Law, regulations provide for a number of safe harbors. If an arrangement meets the provisions of a safe harbor, it is deemed not to violate the Anti-kickback Law. An arrangement must fully comply with each element of an applicable safe harbor in order to qualify for protection.

Among the safe harbors that may be relevant to us upon us offering LungExpress Dx as a clinical service is the discount safe harbor. The discount safe harbor potentially applies to discounts provided by providers and suppliers, including laboratories, to physicians or institutions where the physician or institution bills the payor for the test, not when the laboratory bills the payor directly. If the terms of the discount safe harbor are met, the discounts will not be considered prohibited remuneration under the Anti-kickback Law. This safe harbor may therefore be potentially applicable to our agreements to sell tests to hospitals where the hospital submits a claim to the payor.

The personal services safe harbor to the Anti-kickback Law provides that remuneration paid to a referral source for personal services will not violate the Anti-kickback Law provided all of the elements of that safe harbor are met. One element is that, if the agreement is intended to provide for the services of the physician on a periodic, sporadic or part-time basis, rather than on a full-time basis for the term of the agreement, the agreement specifies exactly the schedule of such intervals, their precise length, and the exact charge for such intervals. Failure to meet the terms of the safe harbor does not render an arrangement illegal. Rather, such arrangements must be evaluated under the language of the statute, taking into account all facts and circumstances.

While we plan to undertake our business in compliance with the Anti-kickback Law and applicable similar state laws, there can be no assurance that our relationships with physicians, hospitals and other customers will not be subject to investigation or a successful challenge under such laws. If imposed for any reason, sanctions under the Anti-kickback Law and applicable similar state laws could have a negative effect on our business.

Other Federal and State Fraud and Abuse Laws

In addition to the requirements that are discussed above, there are several other health care fraud and abuse laws that could have an impact on our business. For example, provisions of the Social Security Act permit Medicare and Medicaid to exclude an entity that charges the federal health care programs substantially in excess of its usual charges for its services. The terms “usual charge” and “substantially in excess” are ambiguous and subject to varying interpretations.

Further, the Federal False Claims Act prohibits a person from knowingly submitting a claim or making a false record or statement in order to secure payment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Violation of these provisions may result in fines, imprisonment or both, and possible exclusion from Medicare or Medicaid programs. In addition, many states have analogous false claims statutes applicable to all payors.

State Laboratory Licensing

In addition to federal certification requirements of laboratories under CLIA, we are required to obtain and maintain for our clinical reference laboratory, once established, licenses under the laws of a number of states, including California, New York, Florida, Maryland, Pennsylvania and Rhode Island. Certain of such laws outline standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. In addition, certain of such laws mandate proficiency testing, which involves testing of specimens that have been specifically prepared for the laboratory.

If our clinical reference laboratory, once established, is out of compliance with such state standards, the applicable regulatory authority may suspend, restrict or revoke our license to operate our clinical reference laboratory, assess substantial civil monetary penalties, or impose specific corrective action plans. Any such actions could materially affect our business. We cannot provide assurance that such authorities will initially, or at all times in the future, find us to be in compliance with all such laws.

Environmental Laws

We expect to be subject to regulation under federal, state and local laws and regulations governing environmental protection and the use, storage, handling and disposal of hazardous substances. The cost of complying with these laws and regulations may be significant. Our activities as currently planned will require the controlled use of potentially harmful biological materials, hazardous materials and chemicals. We will not be able to eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have.

Regulation Outside of the United States

Upon us marketing outside the United States, we will be subject to foreign regulatory requirements governing human clinical testing services and marketing approval for our tests. These requirements vary by jurisdiction, differ from those in the United States and may require us to perform additional pre-clinical or clinical studies. In many countries outside of the United States, coverage, pricing and reimbursement approvals are also required.

Insurance

We currently have no product liability insurance and have no knowledge of any applicable laws that require us to have liability insurance, but we intend to obtain such insurance if available at reasonable rates.

Enforceability of Applicable Laws

To our knowledge, we are not aware of any limitations on the enforceability of any of the laws and regulations discussed in this prospectus as a result of us being a British Columbian company, other than generally applicable enforceability procedures against a foreign corporation. We expect to register as a foreign corporation upon commercializing LungExpress Dx in the United States in the applicable jurisdictions and as required by applicable law.

Intellectual Property

In order to remain competitive, we must develop and maintain protection on the proprietary aspects of our technologies. We rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality, material data transfer agreements, licenses and invention assignment agreements to protect our intellectual property rights. We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with reasonable security measures.

We currently have an exclusive license to two pending U.S. patent applications, one of which has a corresponding pending application under the Patent Cooperation Treaty in respect of certain of our technology. These patent applications relate to two main areas: gene expression technology methods, and gene markers for quantifying NSCLC patient mortality and response to adjuvant chemotherapy. We intend to file additional patent applications in the United States and abroad to strengthen our intellectual property rights. Our patent applications may not result in issued patents, and we cannot assure you that any patents that might issue will protect our technology. Any patents issued to us in the future may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that are not covered by our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We have also filed a trademark application with the U.S. Patent and Trademark Office for the standard character mark “LungExpress Dx”.

From time to time, we may receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging misappropriation or misuse by us of third-party trade secrets, infringement by us of third-party patents and trademarks or the validity of patents issued to us in the future, will not be asserted or prosecuted against us, or that any assertions of misappropriation, infringement or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

An adverse determination in litigation or interference proceedings to which we may become a party relating to any patents issued to us in the future or any patents owned by third parties could subject us to significant liabilities to third parties or require us to seek licenses from third parties. Furthermore, if we are found to willfully infringe these patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in this area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory or commercially feasible terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign LungExpress Dx or other of our tests to avoid infringement, or such redesign may take considerable time, and force us to reassess our business plans. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling LungExpress Dx or other of our tests, which would have a significant adverse impact on our business.

All employees and technical consultants working for us are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. Confidentiality agreements provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees and technical consultants also provide that all inventions conceived by the individual while employed or contracted by us are our exclusive property. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our technology or obtain and use information that we regard as proprietary.

Employees

As of December 31, 2009, we had seven full-time personnel and one significant consultant. None of our employees are covered by a collective bargaining agreement and we have never experienced a work stoppage. We consider our relations with our employees and consultants to be good.

We intend to significantly increase the number of our personnel following this offering. Over the 24 months following the completion of this offering, we plan to hire, or engage as consultants, additional personnel with specialized experience in a number of disciplines, including assay development, bioinformatics and statistics, laboratory and clinical operations, clinical affairs and studies, government regulation, sales and marketing, billing and reimbursement and information systems. There is intense competition for personnel in the fields in which we operate. If we are unable to attract new employees and retain existing employees, the development and commercialization of LungExpress Dx and any future tests could be delayed or negatively impacted.

Facilities

Our executive offices are located in Vancouver, British Columbia, Canada. We lease approximately 2,190 square feet of office and laboratory space under an agreement that expires in August 2010, subject to two options for us to extend such lease for up to an additional five years in total.

We plan to use a portion of the net proceeds of this offering to lease similar space in the United States and establish our CLIA-certified central laboratory from which we will offer LungExpress Dx as a clinical service. We expect to acquire equipment, beyond that currently owned by us, to establish our laboratory at an estimated cost of $1 million; all such equipment is customarily used in molecular diagnostics and is widely available. We expect the costs to maintain our laboratory to be comprised primarily of expenses related to maintenance of the lease and salaries for employees, which is addressed elsewhere in this prospectus. We believe that it may take between three and five months, or longer, to lease such space, acquire such equipment and apply for a CLIA certificate. As described elsewhere in this prospectus, once we have submitted the application for a CLIA certificate that contains the required information, we may receive a certificate of registration. This process generally takes between one to two months, although it can take longer. We can begin offering our clinical services of testing patient specimens once we have received this certificate of registration.

Legal Proceedings

We are not a party to any pending material legal proceedings.

MANAGEMENT

Directors and Officers

The following table sets forth certain information with respect to our directors and officers as of March 8, 2010.

Name	Age	Position
Erinn B. Broshko	39	Chief Executive Officer and Director
David G. Matthews	48	Chief Financial Officer
Dr. John H. Rayson(1)(3)	68	Chairman of the Board and Director
R. Hector MacKay-Dunn, Q.C.(2)	59	Corporate Secretary and Director
Bruce G. Cousins(1)(3)	49	Director
Dr. Heiner Dreismann(2)	56	Director
Dennis L. Grimaud(3)	63	Director
Dr. Michael R. Hayden	58	Director
Senator Dr. Wilbert J. Keon, O.C.	74	Director
Kevin K. Rooney	38	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Erinn B. Broshko has served as our Chief Executive Officer and one of our directors since May 2006. From March 2000 to May 2006, Mr. Broshko was a corporate and securities lawyer with the Vancouver law firm of Farris, Vaughan, Wills & Murphy LLP, where Mr. Broshko’s legal practice was focused primarily on biotechnology companies and he represented clients in corporate transactions. Mr. Broshko holds a B.A. (Honors) and M.A. from the University of Saskatchewan, an LL.B. from Dalhousie Law School and an M.B.A. from the University of British Columbia.

David G. Matthews has served as our Chief Financial Officer since January 2009. From March 2008 to March 2009, Mr. Matthews was a Director of BMO Capital Corporation, a subsidiary of Bank of Montreal providing mezzanine financing and equity capital to Canadian mid-market companies. From 2004 to 2007, Mr. Matthews was the Managing Director of Aspreva Pharmaceuticals SA, the European subsidiary of Aspreva Pharmaceuticals Corporation, a NASDAQ and Toronto Stock Exchange-listed company, which was acquired in 2007 by Galenica Group, a Swiss Exchange-listed company. From 1995 to 2000, Mr. Matthews was the Chief Financial Officer of StressGen Biotechnologies Corp. (now Nventa Biopharmaceuticals Corporation, a Toronto Stock Exchange-listed company, and Allelix Biopharmaceuticals Inc., a Toronto Stock Exchange-listed company, which was acquired in 1998 by NPS Pharmaceuticals. Mr. Matthews holds an M.B.A. from Clarkson University.

Dr. John H. Rayson has served as one of our directors and a member of the Audit Committee since September 2004 and a member of the Nominating and Corporate Governance Committee since November 2008. From 1994 to 2001, Dr. Rayson was the President and Chief Executive Officer of MDS Metro Laboratory Services, a laboratory services company, and subsidiary of MDS Inc., a NYSE and Toronto Stock Exchange-listed global life sciences company, which was acquired in 2007 by Borealis Infrastructure and is now called LifeLabs, and from 2001 to 2007 was Chief Executive Officer and Executive Vice Chairman. Dr. Rayson holds an M.D. from the University of Manitoba.

R. Hector MacKay-Dunn, Q.C. has served as our Corporate Secretary and one of our directors since June 2005 and a member of our Compensation Committee since August 2009. Mr. MacKay-Dunn is a Senior Partner at Farris, Vaughan, Wills & Murphy LLP, where Mr. MacKay-Dunn advises private and public growth companies in a broad range of industries on domestic and cross-border private and public securities offerings, mergers and acquisitions, tender offers, and international partnering transactions. Mr. MacKay-Dunn was appointed Queen’s Counsel in 2003. Mr. MacKay-Dunn is the immediate past Chair of the British Columbia Innovation Council, the Province’s lead agency with the mandate to advance ideas into investment-ready companies in the areas of science and technology, a director of British Columbia Leading Edge Endowment Fund, British Columbia’s C$56 million program to attract top researchers to B.C.’s universities and LifeSciences BC and a former director of Genome British Columbia. Mr. Mackay-Dunn holds a B.A. and LL.B. from the University of British Columbia.

Bruce G. Cousins has served as one of our directors and the Chairman of the Audit Committee since August 2006 and a member of the Nominating and Corporate Governance Committee since November 2008. Mr. Cousins is a chartered accountant and since April 2009 has been the Vice President and Chief Financial Officer of Ballard Power Systems Inc., a NASDAQ and Toronto Stock Exchange-listed company. From June 2008 to September 2008, Mr. Cousins was the Vice President and Chief Financial Officer of Xantrex Technologies Inc., Toronto Stock Exchange-listed company, which was acquired in 2008 by Schneider Electric S.A., Executive Vice President and Chief Financial Officer of Aspreva Pharmaceuticals Corporation, a NASDAQ and Toronto Stock Exchange-listed company, which was acquired in 2007 by Galenica Group, a Swiss Exchange-listed company, and the World Wide Financial Director for Johnson & Johnson’s, a NYSE-listed company, Wound Management Division. Mr. Cousins holds a B.Com. from McMaster University.

Dr. Heiner Dreismann has served as one of our directors since May 2008 and a member of our Compensation Committee since August 2009. Since July 2008, Dr. Dreismann has been the Interim Chief Executive Officer and lead director of Genenews Limited, a Toronto Stock Exchange-listed molecular diagnostics company, and the Chief Executive Officer of Vectrant Technologies Inc., a life science company. From 2000 to 2006, Dr. Dreismann was the former Chief Executive Officer of Roche Molecular Diagnostics, a division of F. Hoffmann-La Roche Ltd., a pharmaceutical and diagnostics company. Prior to his appointment as Chief Executive Officer, Dr. Dreismann held other senior positions within Roche in the areas of Global Business Development, Business Unit Manager for PCR and Microbiology, as well as research and development positions in microbiology and infectious diseases and in manufacturing. Dr. Dreismann holds a Masters Degree in Biology and a Ph.D. in Microbiology/Molecular Biology from Westfaelische Wilhelms University in Muenster, Germany.

Dennis L. Grimaud has served as one of our directors since February 2008 and a member of our Nominating and Corporate Governance Committee since November 2008. Mr. Grimaud has over 30 years of experience in the health care industry and over 18 years of experience in biotechnology and molecular diagnostics as an entrepreneur, senior executive and consultant. Since June 2008, Mr. Grimaud has been the Chief Executive Officer of DIATHERIX Laboratories Inc., a clinical laboratory services company. From 2004 to 2006, Mr. Grimaud was the Chief Executive Officer of Genaco Biomedical Products, Inc., a molecular diagnostics company, which was acquired in 2006 by Qiagen, a NASDAQ-listed company. From 1988 to 1999, Mr. Grimaud was the founder and President and Chief Executive Officer of Cytometry Associates, a biomedical company. Mr. Grimaud is a director of Tennessee Commerce Bancorp, Inc., a NASDAQ-listed company.

Dr. Michael R. Hayden, M.B.Ch.B., Ph.D., F.R.C.P.(C) has served as one of our directors since January 2010. Since 1983, Dr. Hayden has been a Professor of Medical Genetics at the University of British Columbia. In 1990, Dr. Hayden founded the Canadian Genetic Diseases Network and serves as its Scientific Director. In 1992, Dr. Hayden founded the Centre for Molecular Medicine and Therapeutics, a gene research centre associated with the University of British Columbia’s Faculty of Medicine, and serves as its director. In 1997, Dr. Hayden co-founded Xenon Pharmaceuticals Inc., a biotechnology company, and continues to serve as its Chief Scientific Officer and on its board of directors. From 2002 to 2007, Dr. Hayden was a founder, director and Chief Medical Advisor of Aspreva Pharmaceuticals Corporation, a NASDAQ and Toronto Stock Exchange-listed company, which was acquired in 2007 by Galenica Group, a Swiss Exchange-listed company. In 1994, Dr. Hayden co-founded Neurovir Inc., a biotechnology company, and served as a board member until 2000. Dr. Hayden holds an M.B.Ch.B. and Ph.D. from the University of Cape Town. Dr. Hayden is also a Fellow of the Royal College of Physicians and Surgeons of Canada (F.R.C.P.(C)).

Senator Dr. Wilbert J. Keon, O.C. has served as one of our directors since September 2004. Dr. Keon was a practicing academic surgeon from 1969 to September 2001. He founded the University of Ottawa Heart Institute in 1969, where he was the Chief Executive Officer until April 2004. Dr. Keon was a Professor and the Chairman of the University of Ottawa Department of Surgery for 15 years and was the first Canadian surgeon to implant a total artificial heart as a bridge to transplant. Dr. Keon has held appointments and elected offices in 36 national and international professional associations including Past-President of the Medical Research Council of Canada. He has been honored by his profession with numerous awards as well as by his country as an Officer of the Order of Canada and as a Senator of the Parliament of Canada since 1990. Dr. Keon holds a B.Sc. and an M.D. from the University of Ottawa, an M.Sc. from McGill University, an F.R.C.S.(C) (General Surgery) from the University of Toronto and an F.R.C.S.(C) (Cardiac Surgery) from Harvard University.

Kevin K. Rooney has served as one of our directors since June 2009. Since June 2005, Mr. Rooney has been a co-founding shareholder and Chief Operating Officer of Hayden Bergman Rooney, Professional Corporation, a corporate, securities and mergers and acquisitions boutique law firm in San Francisco that represents clients in the United States and Canada. Mr. Rooney heads the firm’s public company practice. From July 2000 to October 2004, Mr. Rooney was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California, and from October 2004 to June 2005 a corporate and securities attorney at Davies Ward Phillips & Vineberg LLP in Toronto, Ontario. Mr. Rooney is an Adjunct Professor at USF School of Law teaching Corporate Transactions and a Lecturer at the University of California Berkeley HAAS School of Business co-teaching Business Law (MBA). Mr. Rooney is a member of the TSX Venture Exchange Ontario Local Advisory Board, the Law Society of Upper Canada and The State Bar of California. Mr. Rooney holds a B.A.Sc. (Honors Co-op) in Mechanical Engineering with a Management Science Option from the University of Waterloo and an LL.B. from Dalhousie Law School.

Board of Directors

Our directors are elected at each annual general meeting of our shareholders and serve until their successors are elected or appointed, unless they resign or are removed earlier. Our articles currently provide that the number of directors is set at eight; provided that, between annual general meetings of our shareholders the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of the current directors who are then elected or appointed as directors.

Audit Committee and Audit Committee Financial Expert

Our audit committee consists of Messrs. Cousins and Rayson, each of whom is an independent director under The NASDAQ Capital Market’s listing standards and the rules and regulations of the SEC. Mr. Broshko is also currently a member of our audit committee as permitted under applicable Canadian laws and regulations, but will resign from such position prior to the date of this prospectus. Mr. Cousins chairs the committee and is our audit committee financial expert (as is currently defined under the rules and regulations of the SEC). We intend to identify and appoint one additional independent director to our audit committee within one year after the completion of the offering.

The responsibilities of our audit committee will include:

•

meeting with our management periodically to consider the scope, adequacy and effectiveness of our internal control over financial reporting and steps taken in the event of material control deficiencies;

•

nominating the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•

overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•

meeting with the independent registered public accounting firm and reviewing the progress and findings of their efforts related to the documentation, assessment and testing of internal controls related to compliance with the applicable rules and regulations of the SEC and The NASDAQ Capital Market, and meeting with management regarding these matters; and

•

reviewing our financial statements, the adequacy and sufficiency of our internal accounting and financial controls and our reporting practices and procedures, the performance of the auditors, and reporting recommendations to our full board of directors for approval.

Compensation Committee

Our compensation committee consists of Messrs. Dreismann and MacKay-Dunn, each of whom is an independent director under The NASDAQ Capital Market’s listing standards and the rules and regulations of the SEC. Our compensation committee oversees and, as appropriate, makes recommendations to the board of directors regarding the annual salaries and other compensation of our executive officers, our general employee compensation, and other policies, and provides assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Cousins, Grimaud and Rayson, each of whom is an independent director under The NASDAQ Capital Market’s listing standards and the rules and regulations of the SEC. The nominating committee is responsible for identifying qualified candidates to the board of directors and making recommendations regarding the size and composition of the board.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors or compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

As of March 8, 2010, with the exception of Dr. Heiner Dreismann who received an option to purchase 1,000 of our common shares and receives $5,000 per month in his capacity as a test development and commercialization consultant to us, each of our non-employee directors is entitled to receive the following compensation in accordance with our current policy on director compensation:

•	each non-employee director receives an annual retainer of $1,948;

•	each non-employee director receives $487 for each board meeting attended in person ($244 for meetings attended by video or telephone conference);

•

each non-employee director, upon their election to the board of directors, receives an initial stock option grant, as well as annual stock option grants to purchase common shares pursuant to the Med BioGene Inc. 2006 Incentive Stock Option Plan at the discretion of the board of directors;

•	each of the Chairman of the Board and Chairman of the Audit Committee receives an additional annual retainer of $1461; and

•	the Chairman of the Board receives $244 for each management meeting attended.

All of our directors are reimbursed for out-of-pocket expenses incurred in attending board of director and committee meetings.

During the year ended December 31, 2009, we accrued $38,220 for unpaid fees to directors pursuant to the above terms and paid out $6,430 in director’s fees.

The above compensation may be amended by the board of directors from time to time at its discretion.

Code of Conduct and Ethics

We have adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with the rules of the SEC and The NASDAQ Capital Market.

Executive Compensation

The following table sets forth all compensation awarded to, or earned by our chief executive officer and chief financial officer and each of our other executive officers whose total compensation exceeded $100,000 for services rendered to us during 2009. We refer to these individuals elsewhere in this prospectus as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Salary ($)	Bonus ($)		Option Awards ($) (1)	All Other Compensation ($)		Total ($)
Erinn Broshko	140,423	70,212	(2)	24,550	10,187	(3)	245,372
Chief Executive Officer

David G. Matthews(4)	128,721	—		16,367	5,579	(5)	150,667
Chief Financial Officer

(1)	Represents stock based compensation expense incurred during 2009.
(2)	Mr. Broshko elected to receive this amount all in units, where each unit consisted of one common share and one-half of a common share purchase warrant.
(3)	Represents health and insurance benefits and payment of law society dues.
(4)	Mr.Matthews was appointed as our Chief Financial Officer on January 12, 2009.
(5)	Represents health and insurance benefits.

Option Grants

The following table contains information concerning each option grant made to our directors and named executive officers to date.

Grants of Plan-Based Awards

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)

Erinn B. Broshko Chief Executive Officer	5/17/06	20,000	19.48	287,004
	2/25/09	30,000	4.87	46,163

David G. Matthews Chief Financial Officer	2/25/09	20,000	4.87	30,775

Dr. John H. Rayson	5/17/06	3,000	19.48	43,051
	9/7/07	1,400	16.56	17,091
	2/25/09	3,000	4.87	4,616

R. Hector MacKay-Dunn, Q.C.	5/17/06	2,000	19.48	28,700
	9/7/07	1,000	16.56	12,208
	10/11/07	350	16.56	4,264
	2/25/09	1,000	4.87	1,539

Bruce G. Cousins	5/31/06	3,000	19.48	43,051
	9/7/07	1,400	16.56	17,091
	2/25/09	2,000	4.87	3,078

Dr. Heiner Dreismann	5/29/08	4,000	4.28	24,188
	2/25/09	2,000	4.87	3,078

Dennis L. Grimaud	2/18/08	3,000	16.56	17,814
	7/15/08	1,000	7.31	4,741
	2/25/09	2,000	4.87	3,078

Senator Dr. Wilbert J. Keon, O.C.	5/17/06	3,000	19.48	43,051
	9/7/07	700	16.56	8,545
	2/25/09	1,000	4.87	1,539

Kevin K. Rooney	8/13/09	3,000	4.87	8,175

Dr. Michael Hayden	2/8/10	3,000	6.33	16,392

Employment Agreements and Change in Control Arrangements

Erinn B. Broshko

We entered into an employment agreement with Mr. Broshko, our Chief Executive Officer effective as of May 29, 2006. Mr. Broshko currently receives an annual base salary of $146,128, subject to increases at the discretion of our board of directors. Mr. Broshko is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, other than in the event of a change in control of us, Mr. Broshko may terminate his employment at any time by giving three months prior written notice of the effective date of his resignation. If we terminate Mr. Broshko’s employment without cause, we are obligated to pay to him a lump sum of 18 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Broshko’s benefits during the notice period. If Mr. Broshko obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period.

We entered into a change of control agreement with Mr. Broshko effective as of May 29, 2006. In the event of a potential change in control and until 12 months after a change in control, unless Mr. Broshko terminates his employment with us for good reason, Mr. Broshko will continue to diligently carry out his duties and obligations under his employment agreement. If within 12 months following a change of control of us, Mr. Broshko terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Broshko a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Broshko’s benefits for the 12-month period and his unvested stock options will immediately vest. For example, in the event Mr. Broshko’s employment was terminated upon a change of control as of December 31, 2009, he would have been entitled to receive a lump sum payment of $166,660, less applicable withholding.

David G. Matthews

We entered into an employment agreement with Mr. Matthews, our Chief Financial Officer effective as of January 12, 2009, as amended on February 12, 2010. Mr. Matthews currently receives an annual base salary of $146,128, subject to increases at the discretion of our board of directors. Mr. Matthews is also eligible for a discretionary performance bonus of up to 50% of his annual base salary as determined by our board of directors. Under the agreement, other than in the event of a change in control of us, Mr. Matthews may terminate his employment at any time by giving three months prior written notice of the effective date of his resignation. If we terminate Mr. Matthews’s employment without cause, we are obligated to pay to him a lump sum of 18 months of his then current base salary plus such other sums owed for arrears of salary, vacation pay and any performance bonus. We are also obligated to maintain Mr. Matthews’ benefits during the notice period. If Mr. Matthews obtains a new source of remuneration for personal services, the payment of benefits will cease six months from the date of termination of his employment, excluding the notice period.

We entered into a change of control agreement with Mr. Matthews as of January 12, 2009. In the event of a potential change in control and until 12 months after a change in control, unless Mr. Matthews terminates his employment with us for good reason, Mr. Matthews will continue to diligently carry out his duties and obligations under his employment agreement. If within 12 months following a change of control of us, Mr. Matthews terminates his employment for good reason, or we terminate his employment other than for cause, we are obligated to pay to Mr. Matthews a lump sum equal to 12 months of his then current base salary plus other sums owed for arrears of salary, vacation pay and any performance bonus. In such case, we are also obligated to maintain Mr. Matthews’ benefits for the 12-month period and his unvested stock options will immediately vest. For example, in the event Mr. Matthew’s employment was terminated upon a change of control as of December 31, 2009, he would have been entitled to receive a lump sum payment of $153,434, less applicable withholding.

Confidentiality Agreements and Assignments of Inventions

Under our employment agreements with our named executive officers, each of them has entered into a confidentiality agreement and assignment of inventions and agreed to keep strictly confidential all of our confidential information and all other information belonging to us or acquired by them in any capacity a result of their involvement with us and to inform us and assign to us all inventions conceived or reduced to practice during the term of his employment that make use of confidential information or trade secrets or which relate to our business. Each of our named executive officers has further agreed not to compete with us, solicit our customers or provide services to our customers or solicit our employees or service providers during the term of his employment with us and for six months following his termination.

Med BioGene Inc. 2006 Incentive Stock Option Plan

Our Med BioGene Inc. 2006 Incentive Stock Option Plan was adopted by our board of directors in February 2006, and approved by our shareholders in March 2006. The Med BioGene Inc. 2006 Incentive Stock Option Plan provides for the grant of stock options to purchase our common shares.

Share Reserve. Pursuant to an amendment dated February 12, 2010, we have reserved an aggregate of 289,480 common shares for issuance under the Med BioGene Inc. 2006 Incentive Stock Option Plan and, following the completion of this offering, the aggregate number of shares reserved under the Med BioGene Inc. 2006 Incentive Stock Option Plan will be a number equal to 20% of the then issued and outstanding common shares, subject to a formula increase each year. The number of common shares in respect of which options may be granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan may be increased, decreased or fixed by our board of directors, as permitted under the applicable rules and regulations of the regulatory authorities and stock exchanges to which we are subject.

Upon the expiration, termination or surrender of an option which has not been exercised in full, the number of common shares reserved for issuance under that option which have not been issued will become available for issue for the purpose of additional options which may be granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan. In addition, the number of common shares reserved for issuance to any one person shall not, in the aggregate, exceed five percent of the total number of our outstanding common shares.

Administration. The compensation committee of our board of directors administers the Med BioGene Inc. 2006 Incentive Stock Option Plan. The compensation committee has the complete discretion to make all decisions relating to the Med BioGene Inc. 2006 Incentive Stock Option Plan.

Eligibility. Our directors, officers, employees and consultants and those of our affiliated companies, or other persons as the compensation committee may approve, are eligible to participate in the Med BioGene Inc. 2006 Incentive Stock Option Plan.

Grant and Exercise of Options. Subject to the terms of the Med BioGene Inc. 2006 Incentive Stock Option Plan, the compensation committee may grant to any eligible person one or more options as it deems appropriate. The compensation committee may also impose such limitations or conditions on the exercise or vesting of any option as it deems appropriate.

The exercise price for options granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan is the fair market value of such shares at the time of grant as determined by the compensation committee, provided that such price may not be less than the lowest price permitted under the applicable rules and regulations of all regulatory authorities to which we are subject, including stock exchanges. Participants in the Med BioGene Inc. 2006 Incentive Stock Option Plan may pay the exercise price by cash, bank draft or certified check, or by such other consideration as the compensation committee may permit.

An option will expire on the date determined by the compensation committee and specified in the option agreement pursuant to which such option is granted, which date shall not be later than the tenth anniversary of the date of grant, or such earlier date as may be required by applicable, law, rules or regulations, including those of any exchange or market on which the common shares are listed or traded. If an optionee’s status as a director, officer, employee or consultant terminates for any reason other than death or termination for cause, the option will expire on the date determined by the compensation committee and specified in the option agreement, which date will not be later than three months after the termination of such status. If the optionee’s status as a director, officer, employee or consultant is terminated for cause, the option shall terminate immediately. In the event that the optionee dies before otherwise ceasing to be a director, officer, employee or consultant, or before the expiration of the option following such a termination, the option will expire one year after the date of death, or on such other date determined by the compensation committee and specified in the option agreement.

Notwithstanding the foregoing, except as expressly permitted by our compensation committee, all stock options will cease to vest as at the date upon which the optionee ceases to be eligible to participate in the Med BioGene Inc. 2006 Incentive Stock Option Plan.

Options intended to qualify as an “incentive stock option”, as that term is defined in Section 422 of the Internal Revenue Code, may be granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan. To the extent required by the Internal Revenue Code, these options are subject to additional terms and conditions as set out in the Med BioGene Inc. 2006 Incentive Stock Option Plan.

Change in Control. In the event of a merger or acquisition transaction that results in a change of control of us, the compensation committee may, at its option, take any of the following actions: (a) determine the manner in which all unexercised option rights granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan will be treated, including the acceleration of such stock options; (b) offer any participant under the Med BioGene Inc. 2006 Incentive Stock Option Plan the opportunity to obtain a new or replacement option, if applicable; or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised.

Transferability. Options granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan are not transferable or assignable and may be exercised only by the optionee, subject to exceptions in the event of the death or disability of the optionee.

Amendments or Termination. The Med BioGene Inc. 2006 Incentive Stock Option Plan will terminate on February 13, 2016. Our compensation committee has the right at any time to suspend, amend or terminate the Med BioGene Inc. 2006 Incentive Stock Option Plan subject to certain exceptions.

Limitations on Directors’ Liability and Indemnification

Under the British Columbia Business Corporations Act, or BCBCA, we may indemnify an individual who:

•	is or was our director or officer;

•	is or was a director or officer of another corporation: (a) at the time when such corporation is or was an affiliate of ours; or, (b) at our request; or

•	at our request, is or was, acting in a similar capacity of a partnership, trust, joint venture or other unincorporated entity,

against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with us or other entity.

However, indemnification is prohibited under the BCBCA if:

•	such eligible party did not act honestly and in good faith with a view to our best interests (or the other entity, as the case may be); and

•	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

We may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of us.

The BCBCA allows us to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that, we receive from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited.

Despite the foregoing, on application by us or an eligible party, a court may:

•	order us to indemnify an eligible party in respect of an eligible proceeding;

•	order us to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

•	order enforcement of or any payment under an indemnification agreement;

•	order us to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and

•	make any other order the court considers appropriate.

The BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of ours or that of an associated corporation.

Our articles provide that, subject to the BCBCA, we must indemnify our directors, former directors or alternate directors and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, all legal proceedings, investigative actions or other eligible proceedings (whether current, threatened, pending or completed) to which such person is or may be liable, and we must, after the final disposition of a legal proceeding, investigative action or other eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by such person in respect of that proceeding.

We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, provide for indemnification of our directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding arising out of such person’s services as a director or officer or at our request.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. There is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that might result in a claim for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreement

On May 27, 2008, we entered into a consulting agreement with Dr. Heiner Dreismann, one of our directors, in his capacity as a test development and commercialization consultant. In accordance with the terms of the agreement, on May 29, 2008, Dr. Dreismann was granted an option to purchase 4,000 of our common shares, representing 1,000 common shares for his services as a consultant and 3,000 common shares for serving as one of our directors. In 2009, we paid fees and expenses under such agreement totalling $62,069.

In 2007, we paid $11,284 to the spouse of a former Chief Scientific Officer and a then significant shareholder. Her employment with us ceased on July 31, 2007.

Financing Activities

Berkeley Capital Corp. II, a capital pool company previously listed on the TSX Venture Exchange (TSXV: BIZ.P), participated as lead investor in our June 2009 non-brokered private placement of units. Each unit consisted of one common share and one-half of a common share purchase warrant. Concurrent with the closing of the private placement, Kevin K. Rooney, then a director of and legal counsel to Berkeley Capital Corp. II, was appointed as one of our directors. In consideration of Berkeley Capital Corp. II incurring certain expenses associated with completing the investment, we reimbursed $43,180 of Berkeley Capital Corp. II’s legal fees, including out-of-pocket costs, owing to Hayden Bergman Rooney, Professional Corporation, a law firm of which Mr. Rooney is a shareholder. Such payment was satisfied by the issuance to Hayden Bergman Rooney, Professional Corporation, of 12,500 units in the private placement. In addition, Mr. Rooney separately purchased 7,500 units in the private placement on June 25, 2009.

Legal Fees

We retain Farris, Vaughan, Wills & Murphy LLP, a law firm where R. Hector MacKay-Dunn, Q.C., a member of our board of directors and our Corporate Secretary, is a senior partner. In 2009, 2008 and 2007, we incurred legal fees payable to Farris, Vaughan, Wills & Murphy LLP of $89,308, $86,658 and $45,296, respectively.

In connection with this offering, we have retained Hayden Bergman Rooney, Professional Corporation, a law firm where Kevin K. Rooney, a member of our board of directors, is a shareholder and the Chief Operating Officer. During 2009, we incurred legal fees payable to Hayden Bergman Rooney, Professional Corporation, of $124,567.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common shares as of March 8, 2010 by:

•	each person or entity who is known by us to own beneficially more than 10% of our outstanding shares;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within 60 days after March 8, 2010. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown.

We have not included beneficial ownership by our shareholders of 5% or more since the information in the table below is based upon publicly available information from System for Electronic Disclosure by Insiders (SEDI) in Canada, which limits reporting by such shareholders to only those persons or entities holding 10% or more of our outstanding shares.

As of November 23, 2009, a total of 13 of our shareholders holding an aggregate of 37,599 common shares, or approximately 2.6% of our outstanding shares as of February 1, 2010, were registered in the United States.

Applicable percentage ownership in the following table is based on 1,449,798 common shares outstanding as of March 8, 2010 and as adjusted for the sale of our common shares offered by this prospectus.

Name and Address(1)	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding
		Before Offering	After Offering(2)
Erinn B. Broshko(3)	108,644	7.2%		%
Kevin K. Rooney(4)	62,271	4.2
David G. Matthews(5)	16,251	1.1
Dr. John H. Rayson(6)	7,533	*
Bruce G. Cousins(7)	6,844	*
R. Hector MacKay-Dunn, Q.C(8)	4,128	*
Dr. Heiner Dreismann(9)	5,556	*
Dennis L. Grimaud(10)	5,556	*
Senator Dr. Wilbert J. Keon, O.C(11)	4,478	*
Michael R. Hayden(12)	500	—

All directors and executive officers as a group (10 persons)(13)	221,761	14.0%		%

*	Less than 1% of our outstanding common shares.
(1)	Unless otherwise indicated, the address for each shareholder listed in the following table is c/o Med BioGene Inc., 300-2386 East Mall, Gerald McGavin Building, Vancouver, British Columbia, Canada V6T 1Z3.
(2)	Assumes no purchases of common shares in this offering by the listed persons.
(3)	Includes options to purchase 43,333 common shares, warrants to purchase 13,997 common shares and 1,170 shares held by Mr. Broshko’s spouse.
(4)

Includes options to purchase 1,333 common shares and warrants to purchase 3,750 common shares. Also includes 13,833 common shares and warrants to purchase 7,583 common shares held by Bay Bridge Partners II, LLC, which is owned one-third by Mr. Rooney and of which Mr. Rooney is a managing member and a director. Also includes 12,537 common shares and warrants to purchase 6,268 common shares held on behalf of Bay Bridge Partners II, LLC. Mr. Rooney disclaims beneficial ownership of the common shares held by or on behalf of Bay Bridge Partners II, LLC except to the extent of his pecuniary interest therein. Mr. Rooney’s address is 501 Beale Street, Unit 9H, San Francisco, California 94105.
(5)	Consists of options to purchase 15,556 common shares and 530 common shares and warrants to purchase 165 common shares.
(6)	Consists of options to purchase 6,733 common shares held by Dr. Rayson and 400 common shares and warrants to purchase 400 common shares held by La Raison D’etre Holdings Ltd., a company whose sole shareholder is Mr. Rayson’s spouse. Mr. Rayson disclaims beneficial ownership in the securities held by La Raison D’etre Holdings Ltd.
(7)	Consists of options to purchase 5,956 common shares held by Mr. Cousins and 444 common shares and warrants to purchase 444 common shares held by Mr. Cousins’ spouse.
(8)	Consists of options to purchase 4,128 common shares.
(9)	Consists of options to purchase 5,556 common shares.
(10)	Consists of options to purchase 5,556 common shares.
(11)	Consists of options to purchase 4,478 common shares.
(12)	Consists of options to purchase 500 common shares.
(13)	Includes, without duplication, the common shares listed in footnotes (3) through (12) above.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common shares and preferred shares as set forth in our notice of articles and articles, and certain related sections of the BCBCA. For more detailed information, please see our notice of articles and articles, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of an unlimited number of common shares, each without par value, and an unlimited number of preferred shares issuable in series, each without par value, none of which are designated.

As of March 8, 2010, we had issued and outstanding 1,449,798 common shares and no preferred shares. As of March 8, 2010, we had outstanding warrants to purchase 633,185 common shares and options to purchase 147,650 common shares.

Upon completion of this offering, based upon the common shares outstanding as of February 8, 2010, we will have              common shares and no preferred shares issued and outstanding.

Share Capital

Common Shares

The holders of our common shares are entitled to one vote for each share held at any meeting of the shareholders. Subject to the prior rights of the holders of our preferred shares, the holders of our common shares are entitled to receive dividends as and when declared by our board of directors. Subject to the prior payment to the holders of our preferred shares, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our common shares are entitled to share pro rata in the distribution of the balance of our assets.

Preferred Shares

Our preferred shares may be issued in one or more series. Our board of directors may alter our notice of articles and articles to fix the number of preferred shares in, and to determine the designation of the shares of, each series and to create, define and attach rights and restrictions to the shares of each series, subject to the rights and restrictions attached to our preferred shares as a class. The preferred shares are entitled to preference over the common shares with respect to the payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the preferred shares or any series is not paid in full, the preferred shares of that series shall participate rateably with the preferred shares of every other series in respect of such dividends and amounts.

Escrowed Shares

Our private placements completed in June and October of 2009 included investments by Berkeley Capital Corp. II, or Berkeley, and SEP Capital Corporation, or SEP, which were Capital Pool Companies, or CPCs, listed on the TSX Venture Exchange at the time of their investments in us. A CPC is a company formed by seasoned management and listed on the TSX Venture Exchange with no assets other than cash and no commercial operations, the purpose of which is to raise a pool of capital and seek an investment opportunity in a growing business. The CPC may carry out such investment by acquiring such a business, thereby taking that business public, or by investing substantially all of its cash in that business and subsequently delisting the CPC from the TSX Venture Exchange and dissolving. The investments by Berkeley and SEP in our private placements constituted the latter option. Because the TSX Venture Exchange imposes escrow requirements on the shares held by the founders and other insiders of CPCs, our securities distributed to the founders and other insiders of Berkeley and SEP were required to be placed in escrow under the terms of their respective existing escrow arrangements, which we assumed in advance of their dissolution following their investments in us. Detailed information regarding these escrowed shares follows.

On June 5, 2009, we received from Berkeley an investment in the amount of $556,802. In order to satisfy the CPC escrow requirement, we entered into an assignment agreement dated June 5, 2009 whereby we assumed the Berkeley escrow agreement dated August 31, 2007 and an aggregate of 84,627 (approximately 7%) of our common shares and an aggregate of 42,313 warrants to purchase our common shares were placed in escrow. Under TSX Venture Exchange policy and the terms of the escrow agreement, 10% of the escrowed securities were released on June 16, 2009, and 15% of the escrowed securities were, and continue to be, released every six months thereafter. Upon completion of the offering, we expect to graduate our listing from the TSX Venture Exchange to the Toronto Stock Exchange and, because of such graduation, the release of the escrowed securities will be accelerated to 25% released on June 16, 2009 and 25% released every six months thereafter, on a retrospective basis.

On October 8, 2009, we received from SEP an investment in the amount of $351,204. In order to satisfy the CPC escrow requirement, we entered into an assignment agreement dated September 11, 2009 whereby we assumed the SEP escrow agreement dated February 6, 2006 and an aggregate of 55,308 (approximately 4%) of our common shares and an aggregate of 27,654 warrants to purchase our common shares were placed in escrow. Under TSX Venture Exchange policies, 10% of the escrowed securities were released on December 29, 2009, and 15% of the escrowed securities were, and continue to be, released every six months thereafter. Upon completion of the offering, we expect to graduate our listing from the TSX Venture Exchange to the Toronto Stock Exchange and, because of such graduation, the release of the escrowed securities will be accelerated to 25% released on December 29, 2009 and 25% released every six months thereafter, on a retrospective basis.

Key Provisions of our Notice of Articles, Articles and BCBCA

The following is a summary of certain key provisions of our notice of articles and articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our notice of articles and articles which are included as an exhibit to the registration statement of which this prospectus is a part.

Stated Objects or Purposes

Our notice of articles and articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to Vote on Matters in Which a Director is Materially Interested. The BCBCA and our articles state that a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director must disclose the nature and extent of the conflict in accordance with the provisions of the BCBCA.

A director who holds a disclosable interest in respect of any contract or transaction into which we have entered or propose to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all our directors have a disclosable interest in that contract or transaction, in which case any or all of our directors may vote on such resolution. A director having a disclosable interest who is present at the meeting of our directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

A director holds a disclosable interest in a contract or transaction if: (a) the contract or transaction is material to us; (b) we have entered, or propose to enter, into the contract or transaction; and (c) either of the following applies to the director:

•	the director has a material interest in the contract or transaction; or

•	the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Under the BCBCA, a director does not hold a disclosable interest merely because:

•

the contract or transaction is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or a person in whom the director has a material interest, for our benefit or for the benefit of an affiliate of ours;

•	the contract or transaction relates to an indemnity or insurance of officers and directors under the BCBCA;

•	the contract or transaction relates to the remuneration of the director in that person’s capacity as director, officer, employee or agent of ours or an affiliate of ours;

•	the contract or transaction relates to a loan to us, and the director or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan; or

•

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with us and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

Directors’ Power to Determine the Compensation of Directors. Our articles provide that the remuneration of our directors, if any, may be determined by our directors or, if our directors so decide, by our shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any of our officers or employees who are also directors.

Our articles also provide that we must reimburse our directors for reasonable expenses they incur on our behalf and, if any director performs any professional or other services for us that in the opinion of our directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about our business, he or she may be paid a remuneration fixed by our directors, or, at the option of such a director, fixed by ordinary resolution of our shareholders. Such remuneration may be either in addition to, or in substitution for, any other remuneration that the director may be entitled to receive. Our board of directors, unless otherwise determined by ordinary resolution of our shareholders, may also pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with us or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

Borrowing Powers Exercisable by the Board of Directors. Our articles provide that our directors may authorize us to:

•	borrow money in such manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

•

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of us or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of our present and future assets and undertaking.

Any deviation from the foregoing borrowing powers requires an amendment to our articles, which requires a special resolution of our shareholders. Such a resolution is not effective until it is deposited at our records office. A special resolution means a resolution passed by: (a) a majority of not less than 2/3 of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at a general meeting, or (b) a resolution consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings.

Retirement or Non-Retirement of Directors Under an Age Limit Requirement. Our notice of articles and articles do not impose any mandatory age-related retirement or non-retirement requirement for our directors.

Number of Shares Required to be Owned by a Director. Our articles provide that a director is not required to hold a share in our capital stock as a qualification for his or her office.

Action Necessary to Change the Rights of Holders of Our Shares

Our shareholders can authorize the alteration of our notice of articles and articles to create or vary the special rights or restrictions attached to any of our shares by passing a special resolution. Such a special resolution will not be effective until, in the case of an amendment to our notice of articles, a notice of alteration is filed with the Registrar of Companies and, in the case of an amendment to our articles, that resolution is deposited at our records office. However, a right or special right attached to any issued shares may not be prejudiced or interfered with unless the shareholders holding shares to which the right or special right is attached consent by a special separate resolution.

Shareholder Meetings

We must hold an annual general meeting of our shareholders at least once every calendar year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in North America.

Our directors may, at any time, call a meeting of our shareholders. Shareholders holding not less than five percent of our issued voting shares may also cause our directors to hold a general meeting.

A notice convening a general meeting, specifying the date, time, and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business, must be given to shareholders not less than 21 days prior to the meeting. Shareholders entitled to notice of a meeting may waive or reduce the period of notice for such meeting. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

A quorum for general meetings is two persons present and being, or representing by proxy, shareholders holding in the aggregate not less than 20% of the issued shares entitled to be voted at the meeting. If within half an hour from the time set for a general meeting, a quorum is not present, the meeting, if convened by requisition of shareholders, will be dissolved; but otherwise it will stand adjourned to the same day in the next week at the same time and place without any requirement to give notice of the adjourned to meeting to shareholders. If at such adjourned meeting a quorum is not present within half an hour from the time set for the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum. We have applied to The NASDAQ Capital Market for an exemption to the minimum quorum requirements for meetings of shareholders.

Holders of our common shares are entitled to attend general meetings. Our directors, our president (if any), our secretary (if any), our assistant secretary (if any), our lawyer, our auditor and any other persons invited by our directors are entitled to attend at any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Limitations on the Right to Own Securities

Neither our notice of articles nor our articles provide for any limitations on the rights to own our securities. See also “Description of Capital Stock—Exchange Controls.”

Change of Control

Neither our notice of articles nor our articles contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us. However, our shareholder rights plan, effective January 15, 2010, requires, among other things, that anyone who seeks to acquire 20% or more of our outstanding common shares make a bid in compliance with special provisions in the plan.

Shareholder Ownership Disclosure

Although U.S. and Canadian securities laws regarding shareholder ownership by certain persons require certain disclosure, our articles do not provide for any ownership threshold above which shareholder ownership must be disclosed.

Shareholder Rights Plan

We have implemented a shareholder rights plan effective January 15, 2010. Under our rights plan, each of our common shares will have associated with it one “right”. Each of these rights entitles its holder to acquire additional common shares at a 50% discount from the then prevailing market price under circumstances provided for in the rights plan. The purpose of our rights plan is to:

•	facilitate the maximization of stockholder values if a substantial portion of our common shares is acquired by any person;

•	protect us and our stockholders from abusive acquisition tactics which may not be in our or our stockholders’ best interest; and

•

provide a framework within which appropriate take-over bids can be put before our stockholders in a manner that allows our stockholders to make a fully-informed decision with respect to such take-over bids.

The exercise of the rights under our rights plan would cause substantial dilution to a person attempting to acquire us on terms not permitted by the rights plan or otherwise approved by our board of directors, and therefore would significantly increase the price that such person would have to pay to complete the acquisition. Our rights plan may deter a potential acquisition or take-over bid. Until the “separation time” occurs, the rights will:

•	not be exercisable;

•	be represented by the same certificate that represents the common shares with which the rights are associated; and

•	trade together with those common shares.

Unless the shareholder rights plan is re-confirmed by our shareholders at our 2015 annual meeting, the rights will terminate at the close of business on the date of that meeting, unless the rights have been earlier redeemed by us. Following the “separation time”, the rights would become exercisable and we would issue separate certificates representing the rights, which would trade separately from our common shares. However, a holder of rights will not, as such, have any rights as a stockholder, such as the right to vote or receive dividends. The “separation time” would occur upon the earlier of:

•	10 business days after a public announcement by us or by an “acquiring person” that the person has become an “acquiring person”; or

•	10 business days after a person commences or announces its intention to commence a take-over bid that, if successful, would result in the person becoming an “acquiring person.”

Under our rights plan, a person will become an “acquiring person” if the person, alone or together with a group, acquires beneficial ownership of 20% or more of our outstanding voting shares. However, an “acquiring person” will not include us, any of our subsidiaries, or any of our employee benefit plans or any person or entity acting pursuant to such employee benefit plans, and a person who becomes the beneficial owner of 20% or more of our voting shares as a result of share acquisitions made pursuant to a “permitted bid” will not be an “acquiring person.” A “permitted bid” is an offer to acquire 20% or more of our voting shares made in compliance with all applicable laws and certain other conditions, which are intended to ensure equal treatment for all of our stockholders and to provide our stockholders with sufficient time in which to evaluate the offer. Our rights plan will also contain provisions designed to prevent inadvertent triggering of the rights by institutional or certain other stockholders.

If any person becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to purchase, at the exercise price, a number of our common shares having a market value of two times the exercise price. The initial exercise price of a right, which is subject to adjustment, is $100.00.

At any time until the “separation time”, our board of directors may redeem all of the rights at a redemption price of $0.001 per right. Upon such redemption, the rights will terminate and the only entitlement of the holders of rights will be to receive the redemption price.

Our board of directors may amend any provisions in the rights plan without stockholder consent, provided that on or after the first date of public announcement by us or an acquiring person that the person has become an acquiring person, no amendment may be made that would materially and adversely affect the interest of the holders of the rights.

Warrants

As of March 8, 2010, there were outstanding warrants to purchase 633,185 common shares with a weighted average exercise price of $12.89 per share, as set forth in the following table:

Issuance Date	Description	Number Outstanding	Weighted Average Exercise Price ($)	Expiration Date
June 1, 2007(1)	Unit warrants issued in 2007 private placement (tranche one)	136,320	$31.66	June 1, 2010

June 1, 2007(2)	Warrants issued as agent’s fee in 2007 private placement (tranche one)	9,329	$21.92	June 1, 2010

June 29, 2007(1)	Unit warrants issued in 2007 private placement (tranche two)	13,550	$31.66	June 29, 2010

June 29, 2007(2)	Warrants issued as agent’s fee in 2007 private placement (tranche two)	1,016	$21.92	June 29, 2010

August 7, 2008(3)	Unit warrants issued in 2008 public offering (tranche one)	105,929	$9.74	August 7, 2010

August 7, 2008(4)	Warrants issued as agent’s fee in 2008 public offering (tranche one)	15,581	$7.31	August 7, 2010

September 18, 2008(3)	Unit warrants issued in Canadian 2008 secondary offering (tranche two)	14,546	$9.74	September 18, 2010

Issuance Date	Description	Number Outstanding	Weighted Average Exercise Price ($)	Expiration Date
September 18, 2008(4)	Warrants issued as agent’s fee in Canadian 2008 secondary offering (tranche two)	2,204	$7.31	September 18, 2010

June 5, 2009(5)	Unit warrants issued in 2009 private placement (tranche one)	153,235	$4.87	June 5, 2011

June 5, 2009(5)	Warrants issued as agent’s fee in 2009 private placement (tranche one)	8,554	$4.87	June 5, 2011

June 25, 2009(5)	Unit warrants issued in 2009 private placement (tranche two)	52,015	$4.87	June 25, 2011

June 25, 2009(5)	Warrants issued as agent’s fee in 2009 private placement (tranche two)	5,842	$4.87	June 25, 2011

October 8, 2009(5)	Unit warrants issued in 2009 private placement (tranche three)	46,250	$4.87	October 8, 2011

October 8, 2009(5)	Warrants issued as agent’s fee in 2009 private placement (tranche three)	3,125	$4.87	October 8, 2011

December 24, 2009(5)	Unit warrants issued in December 2009 private placement	58,320	$8.77	December 24, 2011

December 24, 2009(5)	Warrants issued as agent’s fee in December 2009 private placement	7,465	$8.77	December 24, 2011

	Balance of April 6, 2010 (unaudited)	633,185	$12.89

(1)	Each warrant entitles the holder to purchase one common share at a price of $31.05 per share for a period of 36 months following the closing date of the applicable offering; provided that we can accelerate the expiry date for such warrants if the closing price of our common shares on the TSX Venture Exchange is greater than $41.40 for 20 or more consecutive trading days.
(2)	Each warrant entitles the holder to purchase one common share at a price of $21.92 per share for a period of 36 months following the closing date of the applicable offering; provided that we can accelerate the expiry date for such warrants if the closing price of our common shares on the TSX Venture Exchange is greater than $41.40 for 20 or more consecutive trading days.
(3)	Each warrant entitles the holder thereof to purchase one common share at a price of $9.74 for a period of 24 months following the closing date of the applicable offering; provided that we can accelerate the expiration of the warrants if over a period of 20 consecutive trading days, the daily volume weighted average trading price of our common shares on the TSX Venture Exchange exceeds $19.48.
(4)	Each warrant entitles the holder thereof to purchase one common share at a price of $7.31 for a period of 24 months following the closing date of the applicable offering; provided that we can accelerate the expiration of the warrants if over a period of 20 consecutive trading days, the daily volume weighted average trading price of our common shares on the TSX Venture Exchange exceeds $19.48.
(5)	Each warrant entitles the holder thereof to purchase one common share at a price of $4.87 for a period of 24 months following the closing date of the applicable offering; provided that, we can accelerate the expiration of the warrants if the closing price of the Company’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $14.61 for 20 or more consecutive trading days.

Options

As of March 8, 2010, there were outstanding options to purchase 147,650 common shares at a weighted average exercise price of $9.31 per share, as set forth in the following table:

Options Outstanding			Options Exercisable
Exercise Price ($)	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price ($)
4.87	83,500	4.2	53,667	4.87
6.58	7,000	4.8	1,556	6.58
6.33	3,000	5.0	167	6.33
7.31	1,000	3.5	1,000	7.31
8.28	4,000	3.4	4,000	8.28
16.56	14,550	2.9	14,550	16.56
19.48	34,000	1.4	34,000	19.48
28.74	600	2.1	600	28.74

	147,650		109,539

Auditor, Transfer Agent and Registrar

Our auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, Suite 700, Vancouver, British Columbia V6C 3S7.

Upon the closing of this offering, the transfer agent and registrar for our common shares in the United States will be Computershare Trust Company, N.A. in Golden, Colorado and in Canada will be Computershare Investor Services Inc. in Vancouver, British Columbia and Toronto, Ontario.

The NASDAQ Capital Market Listing and Toronto Stock Exchange Listing

Our common shares are listed on the TSX Venture Exchange under the symbol “MBI.” We have applied to list our common shares on The NASDAQ Capital Market under the symbol “MBGI” and to graduate the listing of our common shares on the TSX Venture Exchange to the Toronto Stock Exchange under the symbol “MBI,” subject to satisfaction of applicable listing requirements.

Exchange Controls

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada, or Commissioner, to review any acquisition of control over a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, substantially reduce or prevent competition in any market in Canada.

This legislation also requires any person who intends to acquire our common shares to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our common shares. If a person already owns 20% or more of our common shares, a notification must be filed when the acquisition would bring that person’s holdings to over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he or she does not intend to challenge the acquisition.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by us to non-resident holders of our common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or our notice of articles or articles on the right of non-residents to hold or vote our common shares, other than those imposed by the Investment Canada Act (Canada), or Investment Act.

The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act, referred to in this discussion as a “non-Canadian” who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. Whether or not an investment is reviewable, the Investment Act also provides for a review of investments that the Minister responsible for the Investment Act, after consultation with the Minister of Public Safety and Emergency Procedures, considers could be injurious to Canadian national security. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of us and the value of our assets were C$5.0 million or more. The Investment Act provides for special review thresholds for World Trade Organization, or WTO, member country investors, including United States investors. Under the Investment Act, an investment in our common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of us and the value of our assets was equal to or greater than a specified amount, which increases in stages. The specified amount is C$312 million in 2009. The threshold amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada. Pursuant to amendments to the Investment Act that have received royal assent but have not yet been implemented, the threshold amount will be increased to C$600 million and then raised to C$1 billion over a four year period, and adjusted annually thereafter.

The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to our common shares would be exempt from review from the Investment Act, including:

•	acquisition of our common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•

acquisition or control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•

acquisition or control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of voting interests, remains unchanged.

SHARES ELIGIBLE FOR FUTURE SALE

Although our common shares are currently listed in Canada on the TSX Venture Exchange, prior to this offering, there has been no public market for our common shares in the United States, and we cannot predict the effect, if any, that market sales of shares of our common shares or the availability of common shares for sale in the United States will have on the market price of our common shares prevailing from time to time. Nevertheless, sales of substantial amounts of our common shares in the public market could adversely effect the market price of our common shares and could impair our future ability to raise capital through the sale of our equity securities.

United States Resale Restrictions

Upon completion of this offering, we will have              shares of our common shares outstanding based upon shares outstanding as of                     , 2010, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after the date of this offering. Of these outstanding shares, the              shares sold in this offering will be freely tradeable without restrictions under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act, or shareholders subject to the lock-up restrictions described below. The remaining common shares will be deemed “restricted shares” as defined under Rule 144. Restricted shares may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144 and 701, which are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market in the United States as follows:

Days after Date of this Prospectus	Shares Eligible for Sale	Comment
Upon completion of this offering		Shares sold in this offering.

Upon completion of this offering		Shares saleable under Rules 144 and 701 that are not subject to lock-up.

90 days		Shares saleable under Rule 701 that are not subject to lock-up.

180 days		Shares that become saleable under Rules 144 and 701 upon expiration of 180-day lock-up.

Thereafter		Restricted shares held for one year or less.

Subject to the lock-up agreements, in Canada, holders of common shares sold in this offering will generally be able to freely sell those shares following a receipt being issued for the final prospectus filed with Canadian provincial securities regulatory authorities, which is expected to occur concurrently with the effectiveness of the U.S. registration statement.

The lock-up may be extended to 201 days in certain circumstances. Please see the section below entitled “Lock-up Agreements” for further information.

We may register common shares under the Securities Act for use in connection with any future acquisitions. These shares, if registered and issued in a qualifying transaction, will generally be freely tradeable after their issuance, unless the sale is contractually restricted.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who (i) is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale made under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144. In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

Persons who have beneficially owned restricted shares of our common shares for at least six months but who are our affiliates at the time of, or any time during the three months preceding, a sale, are subject to additional restrictions, by which such persons are entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of our common shares then outstanding, which will equal approximately              shares immediately after this offering, or              if the underwriters exercise their option to purchase additional common shares pursuant to the over-allotments in full; and

•	the average weekly trading volume of our common shares on The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least three months preceding the sale. Such sales must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, directors, officers, consultants or advisors who purchases our common shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such common shares 90 days after the date of the prospectus in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period requirement, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

As of March 8, 2010, an aggregate of 289,480 common shares were authorized for issuance under the Med BioGene Inc. 2006 Incentive Stock Option Plan. As of March 8, 2010, options to purchase a total of 147,650 common shares were outstanding, of which approximately 109,538 were vested, and 141,830 shares were available for future grants.

Form S-8 Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register the common shares that are issuable upon exercise of outstanding stock options granted under the Med BioGene Inc. 2006 Incentive Stock Option Plan. This Form S-8 registration statement is expected to become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares and to Rule 144 limitations applicable to affiliates.

Canadian Resale Restrictions

Under the securities laws of the provinces of Canada, a person who owns our common shares, or a security convertible into our common shares (other than options granted to our directors, officers and employees), distributed by us more than four months prior to the date of this prospectus will generally be able to freely sell those common shares, or the common shares issued upon the conversion of that convertible security, in Canada following the date of this prospectus. To the extent that such common shares or convertible securities were distributed by us during the four months preceding the date of this prospectus pursuant to an exemption from the prospectus requirement, those common shares, or the common shares issued upon the conversion of those convertible securities, may not be resold, except under a prospectus or an exemption from the prospectus requirement, until four months have passed since the date of distribution of those securities by us, at which time such a person will generally be able to freely sell those common shares in Canada. Any of our directors, officers and employees who purchase common shares from us pursuant to the exercise of options granted at any time prior to the date of this prospectus will generally be able to freely resell those common shares in Canada following the date of this prospectus. Any sales of our common shares in Canada will be subject to the terms of applicable lock-up agreements.

Lock-Up Agreements

All of our current officers and directors and one of our former officers and directors have agreed that, without the prior written consent of Rodman & Renshaw, LLC, the representative of the several underwriters, they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable for our common shares, or warrants or other rights to purchase our common shares during the 180-day period following the date of this prospectus. Notwithstanding the foregoing, if:

•	during the last 10 days of the 180-day period, we issue an earnings release or announce material news or a material event; or

•

prior to the expiration of the 180-day period, we announce that we will release earnings results or announce material news or a material event during the 10-days immediately following the last day of the 180-day period, the lock-up restrictions will continue to apply until the expiration of an 11-day period beginning on our issuance of the earnings release or the announcement of the material news or material event, as applicable, unless Rodman & Renshaw, LLC waives, in writing, such extension.

The lock-up agreement with a former officer and director allows for sales of common shares for aggregate gross proceeds up to C$30,000 during the lock-up period. In addition, Rodman & Renshaw, LLC, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. In considering any request to release shares subject to lock-up agreements, Rodman & Renshaw, LLC will consider the possible impact of the release of the shares on the trading price of the stock sold in the offering. Rodman & Renshaw, LLC does not have any present intention or any understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up periods described above. The lock-up restrictions will not apply to transactions relating to common shares acquired in open market transactions after the closing of this offering provided that no public filing by the transferor is required or will be voluntarily made in the United States in connection with such transactions. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that no filing by the transferor is required or will be voluntarily made in the United States in connection with such transfers.

Escrowed Shares

Certain of our outstanding common shares, including held by one of our current directors, are held in escrow pursuant to the escrow agreements and rules of the TSX Venture Exchange. See “Management—Escrowed Shares.”

CERTAIN MATERIAL INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Information for United States Residents

The following is a summary of the material Canadian federal income tax considerations generally applicable as of the date of this prospectus to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or Canadian Tax Act:

•	deal at arm’s length and are not affiliated with us;

•	hold such shares as capital property;

•	do not use or hold (and will not use or hold) and are not (and will not be) deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

•	have not been at any time residents of Canada; and

•

are, at all relevant times, residents of the United States, or U.S. Residents, entitled to all of the benefits under the Canada-United States Income Tax Convention (1980), or the Convention, pursuant to the limitation of benefits article of the Convention.

This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and the provisions of the Convention as in effect on the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the statements expressed herein. Further, no opinion is being provided by us, nor has an opinion been provided by our counsel or independent registered public accounting firm, with respect to the Canadian income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of our common shares to consult with, and rely upon, their own tax advisors in considering the potential Canadian federal, provincial, local and non-Canadian tax consequences associated with purchasing, owning and disposing of our common shares.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE SHAREHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT CANADIAN FEDERAL, PROVINCIAL, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Common shares will generally be presumed to be capital property to a U.S. Resident for purposes of the Canadian Tax Act, provided that the U.S. Resident does not hold its shares in the course of carrying on a business of trading or dealing in securities and has not acquired its shares in a transaction considered to be an adventure in the nature of trade.

A U.S. Resident will generally not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless, at the time of disposition, such shares constitute “taxable Canadian property”, as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for an exemption in respect of such capital gain pursuant to the Convention. Provided that our common shares are listed on a designated stock exchange (which currently includes The NASDAQ Capital Market and the Toronto Stock Exchange), our common shares will generally constitute “taxable Canadian property” only if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length (within the meaning of the Canadian Tax Act), or the U.S. Resident together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our capital stock and more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of the following properties, within the meaning of the Canadian Tax Act: (i) real or immovable property situated in Canada; (ii) Canadian resource properties; (iii) timber resource properties; and (iv) an option, interest or civil law right in or in respect of any of the foregoing properties. Notwithstanding the forgoing, in certain circumstances set out in the Canadian Tax Act our shares can be deemed to be taxable Canadian property to a U.S. Resident. U.S. Residents whose shares may constitute taxable Canadian property should consult their own tax advisors.

In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares, at the time of disposition, is not derived principally from real property situated in Canada, within the meaning of the Convention.

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of Canadian non-resident withholding tax will generally be reduced to:

•	5% of the gross amount of dividends if the beneficial owner of the dividends is a corporation that is a U.S. Resident and that owns at least 10% of our voting shares; or

•	15% of the gross amount of dividends if the beneficial owner of the dividends is a U.S. Resident other than a corporation that owns at least 10% of our voting shares.

United States Federal Income Tax Information for United States Holders

The following is a summary of the material U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by U.S. Holders (as defined below). This summary is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This summary only addresses the tax consequences for U.S. Holders that will hold their common shares as a “capital asset” and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

•	tax-exempt organizations and pension plans;

•	persons subject to alternative minimum tax;

•	banks and other financial institutions;

•	insurance companies;

•	partnerships and other pass-through entities (as determined for United States federal income tax purposes);

•	broker-dealers;

•	persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

•	persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is:

•	an individual citizen or resident of the United States;

•

a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

•	a trust if both:

•	a United States court is able to exercise primary supervision over the administration of the trust; and

•	one or more United States persons have the authority to control all substantial decisions of the trust.

Further, no opinion is being provided by us, nor has an opinion been provided by our counsel or independent registered public accounting firm, with respect to the United States income tax consequences described in the following discussion. Accordingly, we urge holders and prospective holders of our common shares to consult with, and rely upon, their own tax advisors in considering the potential United States federal, state, local and non-United States tax consequences associated with purchasing, owning and disposing of our common shares.

TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE SHAREHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES, AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY HOLDER OR PROSPECTIVE HOLDER OF OUR COMMON SHARES IS MADE. MOREOVER, THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder’s gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading “Sale of Shares” below).

For taxable years beginning before January 1, 2011, dividends received by non-corporate U.S. Holders from a qualified foreign corporation, and that satisfy the minimum holding period requirements, are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a “qualified foreign corporation” if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as The NASDAQ Capital Market on which our shares will be traded). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company, or PFIC, for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading “Passive Foreign Investment Companies”).

A foreign corporation that is a PFIC for any taxable year within a U.S. person’s holding period generally is treated as a PFIC for all subsequent years in the U.S. person’s holding period. We have been a PFIC in the past and we may be a PFIC in the future. Accordingly, U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder’s U.S. federal income tax liability as discussed below under the heading “Foreign Tax Credit”). Corporate U.S. Holders generally will not be allowed a dividends received deduction with respect to dividends they receive from us.

Foreign Tax Credit

Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder’s passive income that is from foreign sources.

If we are a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduced by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder’s preferential capital gains tax rate and the denominator of which is the U.S. Holder’s ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares

Subject to the discussion below under the heading “Passive Foreign Investment Companies”, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder’s adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15% for taxable years beginning before January 1, 2011. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies

We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC, or the Med BioGene PFIC Shares, for that year and all subsequent years in the U.S. Holder’s holding period, even if we fail to meet either test in a subsequent year. Because in the past our gross income consisted mostly of interest, we met the gross income test in prior taxable years. We could meet the gross income test or the asset test in the future and be a PFIC again in 2010 and later years if we fail to generate sufficient gross income from our operations or the relative values of our passive and non-passive assets change. As a consequence, a U.S. Holder who acquires our common shares in this offering may be treated as holding Med BioGene PFIC Shares.

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of Med BioGene PFIC Shares and certain dividends received on such shares would be subject to tax under the excess distribution regime, subject to certain exemptions. Under the excess distribution regime, federal income tax on a U.S. Holder’s gain from the sale of Med BioGene PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder’s holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years, the Med BioGene PFIC Years, would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the Med BioGene PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on Med BioGene PFIC Shares by a U.S. Holder during the three preceding taxable years (or, if shorter, the portion of the U.S. Holder’s holding period before the taxable year) would be taxed in a similar manner.

As noted above (under the heading titled “Ownership of Shares”), a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates.

The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation

Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a “controlled foreign corporation,” or CFC. Based on the expected distribution of our common shares among U.S. Holders and non- U.S. Holders as a result of this offering, we do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

NASDAQ QUORUM REQUIREMENT

NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its registration statement related to its initial public offering or first U.S. listing on The NASDAQ Capital Market, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

We do not follow Marketplace Rule 5620(c), but instead follow our home country practice. The NASDAQ Capital Market minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on The NASDAQ Capital Market state its quorum requirement in its governing documents. Our quorum requirement is set forth in our articles. A quorum for a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 20% of the issued shares entitled to be voted at the meeting. The foregoing is consistent with the laws, customs and practices in Canada. We have applied to The NASDAQ Capital Market for an exemption to the minimum quorum requirement.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement, dated                     , 2010, the underwriters named below, for whom Rodman & Renshaw, LLC is acting as representative, have severally agreed to purchase and we have agreed to sell to them, severally, the number of common shares indicated below. The address of Rodman & Renshaw, LLC is 1251 Avenue of the Americas, 20th Floor, New York, NY 10020. The address for ThinkEquity LLC is 600 Montgomery Street, San Francisco, CA 94111. The address for Dundee Securities Inc. is 1 Adelaide Street East, Suite 2700, Toronto, ON M5C 2V9.

Name	Number of Shares
Rodman & Renshaw, LLC
ThinkEquity LLC
Dundee Securities Inc.
Total

The offering is being made concurrently in the United States and in the provinces of British Columbia, Alberta and Ontario, Canada. The common shares will be offered in the United States through those underwriters who are registered to offer the common shares for sale in the United States and such other registered dealers as may be designated by the underwriters. The common shares will be offered in the provinces of British Columbia, Alberta and Ontario, Canada through the Canadian underwriter and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States and Canada.

Nature of Underwriting Commitment

The underwriting agreement provides that the several underwriters are committed to purchase all of the common shares offered in this offering, other than those covered by the over-allotment option described below, if the underwriters purchase any of these securities. The underwriting agreement provides that the obligations of the several underwriters to purchase the shares offered hereby are conditional and may be terminated at their discretion based on its assessment of the state of the financial markets. The obligations of the several underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters obligations are subject to the authorization and the validity of the shares being accepted for listing on The NASDAQ Capital Market and to various other customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions of our counsel.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 45 days after the date of this prospectus, to purchase up to an aggregate of              additional common shares at the initial public offering price less the underwriting discounts and commissions, solely to cover over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus.

Underwriter’s Warrant

We have agreed to issue and sell to the representative for $100, a warrant to purchase up to a total of              common shares. The shares issuable upon exercise of this warrant are identical to those offered by this prospectus. This warrant is exercisable at $             per share (125% of the price of the shares sold in the offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement. This warrant may also be exercised on a cashless basis. Pursuant to FINRA Rule 5110(g)(1), the representative will not sell, transfer, assign, pledge or hypothecate this warrant or the securities underlying this warrant, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of this warrant or the underlying securities for a period of 180 days from the date of this prospectus. This warrant grants holders demand and “piggy back” registration rights for periods of three and five years, respectively, from the first anniversary of the date of this prospectus. These rights apply to all of the securities directly and indirectly issuable upon exercise of the warrant. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrant, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of common stock at a price below the warrant exercise price.

This warrant will be valued based on the underlying shares obtainable and valuation factors appropriate at the time it is issued. We currently estimate that value to be approximately $            , based on the number of shares subject to this warrant, an initial offering price of the common shares of $            , the resulting exercise prices related to the warrant on the shares, the five year term of the warrant, a risk-free interest rate of     % currently commensurate with that term, an expected dividend yield of     % and estimated volatility of     %, based on a review of our historical volatility. The initial value of this warrant will be charged to additional paid- in capital as part of the offering costs incurred, and the warrant will be accounted for as a derivative instrument liability because it is denominated in a currency other than our functional currency.

Pricing of Common Shares

The underwriters have advised us that they propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers that are members of the Financial Industry Regulatory Authority (FINRA), at such price less a concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to certain brokers and dealers. After this offering, the offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriters. These prices should not be considered an indication of the actual value of our shares and are subject to change as a result of market conditions and other factors. No variation in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Our common shares are listed in Canada on the TSX Venture Exchange under the symbol “MBI.” We have applied to list of our common shares on The NASDAQ Capital Market under the symbol “MBGI” and to graduate the listing of our common shares on the TSX Venture Exchange to the Toronto Stock Exchange under the symbol “MBI,” subject to the satisfaction of the applicable listing requirements. We expect to effect a reverse stock split of our common shares of 1-for-50 prior to or upon the date of this prospectus.

The initial public offering price for the shares was determined by negotiation between us and the underwriters. The principal factors considered in determining the public offering price of the shares included:

•	the information in this prospectus and otherwise available to the underwriters;

•	the history and the prospects for the industry in which we will compete;

•	our current stock price on the TSX Venture Exchange;

•	our current financial condition and the prospects for our future cash flows and earnings;

•	the general condition of the economy and the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly-traded securities of generally comparable companies; and

•	the public demand for our securities in this offering.

We cannot be sure that the initial public offering price will correspond to the price at which our shares will trade in the public market following this offering or that an active trading market for our shares will develop and continue after this offering.

Discounts and Commissions

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us, assuming a $             initial public offering price per share. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

Total
	Per Share	Without Over-Allotment	With Over-Allotment

Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Non-accountable expense allowance(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Underwriting discount and commission is $ per share (7% of the price of the shares sold in the offering).
(2)	Non-accountable expense allowance is $ per share (1% of the price of the shares sold in the offering) and payable to the representative.

We estimate that the total expenses of this offering, excluding the underwriters’ discounts and commissions and the non-accountable expense allowance and any exercise of the underwriters’ over-allotment option, will be approximately $            .

Lock-ups

All of our current officers and directors and one of our former officers and directors have agreed, subject to certain exemptions, that, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part, they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, without the prior written consent of the representative.

Other Terms

In connection with this offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

The underwriting agreement provides for indemnification between us and the underwriters against specified liabilities, including liabilities under the Securities Act and Canadian securities laws, and for contribution by us and the underwriters to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

We have granted the representative a right of first refusal over future underwritten financings and a right to participate in private placement offerings by us for a period of 12 months following the closing date of this offering. The right of first refusal does not apply to the common shares offered hereby, issuances of common shares upon exercise of the warrant to be issued to the representative in connection with this offering, issuances of common shares upon the exercise of currently outstanding warrants or amendments to the warrant agreements related thereto, granting options to acquire securities under the Med BioGene 2006 Incentive Stock Option Plan, as amended, or issuing common shares upon the exercise of outstanding options under Med BioGene 2006 Incentive Stock Option Plan, issuing common shares pursuant to agreements in effect as of the date hereof or amendments related thereto or issuing common shares in connection with strategic acquisitions subject to shareholder approval. We have agreed to pay (i) the fees, expenses and disbursements relating to background checks of our executive officers in an amount not to exceed $20,000 in the aggregate and (ii) up to an additional $36,000 for certain specified actual expenses, including “road show” expenses.

Stabilization

Until the distribution of the common shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our securities. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our common shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

•	Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters are not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more common shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common shares originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

Pursuant to rules and policy statements of certain Canadian securities regulators, the underwriters may not, throughout the period of distribution, bid for or purchase our common shares except in accordance with certain permitted transactions, including market stabilization and passive market making activities. In connection with the sale of our common shares, the underwriters may sell more shares than they are required to purchase in this offering or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which otherwise might prevail on the open market.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our securities. These transactions may occur on The NASDAQ

Capital Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Foreign Regulatory Restrictions on Purchase of the Common Shares

We have not taken any action to permit a public offering of our common shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of common shares and the distribution of the prospectus outside the United States. In addition to the public offering of the shares in the United States, the underwriters may, subject to the applicable foreign laws, also offer the common shares to certain institutions or accredited persons in the following countries:

Italy. This offering of our common shares has not been cleared by Consob, the Italian Stock Exchange’s regulatory agency of public companies, pursuant to Italian securities legislation and, accordingly, no common shares may be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to our common shares be distributed in Italy, except (1) to professional investors (operatori qualificati); or (2) in circumstances which are exempted from the rules on solicitation of investments pursuant to Decree No. 58 and Article 33, first paragraph, of Consob Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our common shares or distribution of copies of this prospectus or any other document relating to our common stock in Italy under (1) or (2) above must be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Decree No. 58 and Legislative Decree No. 385 of September 1, 1993, or the Banking Act; and (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in Italy and their characteristics; and (iii) in compliance with any other applicable laws and regulations.

Germany. The offering of our common shares is not a public offering in the Federal Republic of Germany. The common shares may only be acquired in accordance with the provisions of the Securities Sales Prospectus Act (Wertpapier-Verkaudfspropsektgestz), as amended, and any other applicable German law. No application has been made under German law to publicly market our common shares in or out of the Federal Republic of Germany. Our common shares are not registered or authorized for distribution under the Securities Sales Prospectus Act and accordingly may not be, and are not being, offered or advertised publicly or by public promotion. Therefore, this prospectus is strictly for private use and the offering is only being made to recipients to whom the document is personally addressed and does not constitute an offer or advertisement to the public. Our common shares will only be available to persons who, by profession, trade or business, buy or sell securities for their own or a third party’s account.

France. Our common shares offered by this prospectus may not be offered or sold, directly or indirectly, to the public in France. This prospectus has not been or will not be submitted to the clearance procedure of the Autorité des Marchés Financiers, or the AMF, and may not be released or distributed to the public in France. Investors in France may only purchase the common shares offered by this prospectus for their own account and in accordance with articles L. 411-1, L. 441-2 and L. 412-1 of the Code Monétaire et Financier and decree no. 98-880 dated October 1, 1998, provided they are “qualified investors” within the meaning of said decree. Each French investor must represent in writing that it is a qualified investor within the meaning of the aforesaid decree. Any resale, directly or indirectly, to the public of the common shares offered by this prospectus may be effected only in compliance with the above mentioned regulations. ”Les actions offertes par ce document d’information ne peuvent pas être, directement ou indirectement, offertes ou vendues au public en France. Ce document d’information n’a pas été ou ne sera pas soumis au visa de l’Autorité des Marchés Financiers et ne peut être diffusé ou distribué au public en France. Les investisseurs en France ne peuvent acheter les actions offertes par ce document d’information que pour leur compte propre et conformément aux articles L. 411-1, L.

441-2 et L. 412-1 du Code Monétaire et Financier et du décret no. 98-880 du 1 octobre 1998, sous réserve qu’ils soient des investisseurs qualifiés au sens du décret susvisé. Chaque investisseur doit déclarer par écrit qu’il est un investisseur qualifié au sens du décret susvisé. Toute revente, directe ou indirecte, des actions offertes par ce document d’information au public ne peut être effectuée que conformément à la réglementation susmentionnée.”

Greece. The present prospectus has been submitted for approval by the United States Securities and Exchange Commission and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate. The offering of the shares of common stock of the company does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by the company and not to be circulated in Greece or any other jurisdiction.

This information and documentation is true and accurate and in conformity with the information contained in the prospectus for the offer shares of common stock of the company, which is being reviewed for approval only by the United States Securities and Exchange Commission and does not constitute provision of the investment service of investment advice according to L. 3606/2007. Any recipient of this material has stated to be a qualified and experienced investor and will evaluate the contents and decide on his/her own discretion whether to participate or not in this offering of our common shares.

Switzerland. This prospectus may only be used by those persons to whom it has been directly handed out by the offeror or its designated distributors in connection with the offer described therein. The common shares are only offered to those persons and/or entities directly solicited by the offeror or its designated distributors, and are not offered to the public in Switzerland. This prospectus constitutes neither a public offer in Switzerland nor an issue prospectus in accordance with the respective Swiss legislation, in particular but not limited to Article 652A Swiss Code Obligations. Accordingly, this prospectus may not be used in connection with any other offer, whether private or public and shall in particular not be distributed to the public in Switzerland.

United Kingdom. In the United Kingdom, the common shares offered by this prospectus are directed to and will only be available for purchase to a person who is an exempt person as referred to at paragraph (c) below and who warrants, represents and agrees that: (a) it has not offered or sold, will not offer or sell, any common shares offered by this prospectus to any person in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the section 85 of the Financial Services and Markets Act 2000 (as amended) (“FSMA”); and (b) it has complied and will comply with all applicable provisions of FSMA and the regulations made thereunder in respect of anything done by it in relation to the common shares offered by this prospectus in, from or otherwise involving the United Kingdom; and (c) it is a person who falls within the exemptions to Section 21 of the FSMA as set out in The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“the Order”), being either an investment professional as described under Article 19 or any body corporate (which itself has or a group undertaking has a called up share capital or net assets of not less than £500,000 (if more than 20 members) or otherwise £5 million) or an unincorporated association or partnership (with net assets of not less than £5 million) or is a trustee of a high value trust or any person acting in the capacity of director, officer or employee of such entities as defined under Article 49(2)(a) to (d) of the Order, or a person to whom the invitation or inducement may otherwise lawfully be communicated or cause to be communicated. The investment activity to which this document relates will only be available to and engaged in only with exempt persons referred to above. Persons who are not investment professionals and do not have professional experience in matters relating to investments or are not an exempt person as described above, should not review nor rely or act upon this document and should return this document immediately. It should be noted that this document is not a prospectus in the United Kingdom as defined in the Prospectus Regulations 2005 and has not been approved by the Financial Services Authority or any competent authority in the United Kingdom.

Sweden. Neither this prospectus nor the common shares offered hereunder have been registered with or approved by the Swedish Financial Supervisory Authority under the Swedish Financial Instruments Trading Act (1991:980) (as amended), nor will such registration or approval be sought. Accordingly, this prospectus may not be made available nor may the common shares offered hereunder be marketed or offered for sale in Sweden other than in circumstances which are deemed not to be an offer to the public in Sweden under the Financial Instruments Trading Act. This prospectus may not be distributed to the public in Sweden and a Swedish recipient of the prospectus may not in any way forward the prospectus to the public in Sweden.

Norway. This prospectus has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997, as amended. This prospectus has not been approved or disapproved by, or registered with, either the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises. This prospectus may not, either directly or indirectly be distributed to Norwegian potential investors.

Denmark. This prospectus has not been prepared in the context of a public offering of securities in Denmark within the meaning of the Danish Securities Trading Act No. 171 of 17 March 2005, as amended from time to time, or any Executive Orders issued on the basis thereof and has not been and will not be filed with or approved by the Danish Financial Supervisory Authority or any other public authority in Denmark. The offering of the shares of common stock will only be made to persons pursuant to one or more of the exemptions set out in Executive Order No. 306 of 28 April 2005 on Prospectuses for Securities Admitted for Listing or Trade on a Regulated Market and on the First Public Offer of Securities exceeding EUR 2,500,000 or Executive Order No. 307 of 28 April 2005 on Prospectuses for the First Public Offer of Certain Securities between EUR 100,000 and EUR 2,500,000, as applicable.

The Netherlands. The underwriters may not offer, distribute, sell, transfer or deliver any of our securities, directly or indirectly, in The Netherlands, as a part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezich teffectenverkeer 1995), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions, and other institutional investors, including, among others, treasuries of large enterprises who or which regularly trade or invest in securities in a professional capacity.

Cyprus. Each of the book running managers has represented, warranted and agreed that: (i) it will not be providing from or within Cyprus any “Investment Services”, “Investment Activities” and “Non-Core Services” (as such terms are defined in the Investment Firms Law 144(I) of 2007, (the “IFL”) in relation to the common shares, or will be otherwise providing Investment Services, Investment Activities and Non-Core Services to residents or persons domiciled in Cyprus. Each book running manager has represented, warranted and agreed that it will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto; and (ii) it has not and will not offer any of the common shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

Israel. The common shares offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (ISA). The common shares may not be offered or sold, directly or indirectly, to the public in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering of the common shares or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common shares being offered. Any resale, directly or indirectly, to the public of the common shares offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Oman. For the attention of the residents of Oman:

The information contained in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman (“Oman”) as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-Omani securities in Oman as contemplated by Article 6 of the Executive Regulations to the Capital Market Law of Oman (issued vide Ministerial Decision No 4/2001), and nor does it constitute a distribution of non-Omani securities in Oman as contemplated under the Rules for Distribution of Non-Omani Securities in Oman issued by the Capital Market Authority of Oman (“CMA”). Additionally, this prospectus is not intended to lead to the conclusion of any contract of whatsoever nature within the territory of Oman.

This prospectus has been sent at the request of the investor in Oman, and by receiving this prospectus, the person or entity to whom it has been issued and sent understands, acknowledges and agrees that this prospectus has not been approved by the CMA or any other regulatory body or authority in Oman, nor has any authorization, license or approval been received from the CMA or any other regulatory authority in Oman, to market, offer, sell, or distribute the shares within Oman.

No marketing, offering, selling or distribution of any financial or investment products or services has been or will be made from within Oman and no subscription to any securities, products or financial services may or will be consummated within Oman. The underwriters are neither companies licensed by the CMA to provide investment advisory, brokerage, or portfolio management services in Oman, nor banks licensed by the Central Bank of Oman to provide investment banking services in Oman. The underwriters do not advise persons or entities resident or based in Oman as to the appropriateness of investing in or purchasing or selling securities or other financial products.

Nothing contained in this prospectus is intended to constitute Omani investment, legal, tax, accounting or other professional advice. This prospectus is for your information only, and nothing herein is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice on the basis of your situation.

United Arab Emirates. This document has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Emirates Securities and Commodities Authority or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai International Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”). The sale of the common shares does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and the Dubai International Financial Exchange Listing Rules, accordingly, or otherwise.

The common shares may not be offered to the public in the UAE and/or any of the free zones including, in particular, the DIFC. The common shares may be offered and this document may be issued, only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. Management and the underwriters represent and warrant that the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones including, in particular, the DIFC.

People’s Republic of China. This prospectus may not be circulated or distributed in the People’s Republic of China, or PRC, and our common shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Botswana. We hereby represent and warrant that we have not offered for sale or sold, and will not offer or sell, directly or indirectly the common shares to the public in the Republic of Botswana, and confirms that the offering will not be subject to any registration requirements as a prospectus pursuant to the requirements and/or provisions of the Companies Act, 2003 or the Listing Requirements of the Botswana Stock Exchange.

Hong Kong. The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to the common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The offering and the validity of the common shares offered in this offering are being passed upon for us by Farris, Vaughan, Wills & Murphy LLP, Vancouver, British Columbia. As of the date of this prospectus, R. Hector MacKay-Dunn, Q.C., a member of our board of directors and our Corporate Secretary and a senior partner of Farris, Vaughan, Wills & Murphy LLP, beneficially holds stock options to purchase 4,350 common shares. Legal matters relating to U.S. law and the offering are being passed upon for us by Hayden Bergman Rooney, Professional Corporation, San Francisco, California. As of the date of this prospectus, Kevin K. Rooney, a member of our board of directors and a shareholder and Chief Operating Officer of Hayden Bergman Rooney, Professional Corporation, holds 26,306 common shares, of which 12,537 are held on behalf of Bay Bridge Partners II, LLC, an investment company owned by the shareholders of Hayden Bergman Rooney, Professional Corporation of which Mr. Rooney owns a one-third interest and is a managing member and a director, warrants to purchase up to 13,153 common shares, of which 6,268 are held on behalf of Bay Bridge Partners II, LLC and a stock option to purchase 3,000 common shares, and Bay Bridge Partners II, LLC, owns 13,833 of our common shares and warrants to purchase up to 7,583 common shares. Legal matters relating to Canadian law and the offering are being passed upon for the underwriters by McCarthy Tétrault LLP, Vancouver, British Columbia. The underwriters have been advised by Sichenzia Ross Friedman Ference LLP, New York, New York with respect to certain legal matters relating to this offering involving U.S. law.

EXPERTS

PricewaterhouseCoopers LLP, independent registered public accounting firm, have audited our audited consolidated balance sheets as at December 31, 2009, 2008 and 2007 and the related audited consolidated statements of operations, shareholders’ equity and cash flows for each of the years then ended, as set forth in their report thereon appearing elsewhere herein. We have included our audited consolidated financial statements in the prospectus in reliance on PricewaterhouseCoopers LLP’s report, given on their authority as experts in accounting and auditing.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses (other than underwriting discounts and commissions and the underwriters non-accountable expense allowance) payable by us in connection with the sale and distribution of the common shares being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and The NASDAQ Capital Market listing fee.

SEC registration fee		$1,730
Canadian SEDAR filing fees		$8,042
Canadian Securities Regulatory Authorities Fees
FINRA filing fee		$2,800
The NASDAQ Capital Market listing fee		$50,000
Toronto Stock Exchange listing fee
Blue Sky fees and expenses
Printing and engraving costs
Legal fees and expenses
Accounting fees and expenses
Transfer Agent and Registrar fees
Miscellaneous expenses
Total	$

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 with respect to the common shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov. from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act as a foreign private issuer and, accordingly, will file periodic reports and other information with the SEC. Such periodic reports and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above. We will also be subject to the informational requirements of the securities commissions in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

MED BIOGENE INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as at December 31, 2009, 2008 and 2007	F-3
Consolidated Statement of Operations, Comprehensive Loss, and Deficit for the years ended December 31, 2009, 2008 and 2007	F-4
Consolidated Statements of Shareholders’ Equity for the period from October 16, 2002 (Inception) to December 31, 2005, the years ended December 31, 2005, 2006, 2007, 2008 and 2009	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-9
Notes to Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Med BioGene Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity, and cash flows present fairly, in all material respects, the financial position of Med BioGene Inc. (the “Company”) (a development stage enterprise) and its subsidiary at December 31, 2009, December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 and, cumulatively, for the period from October 16, 2002 (date of inception) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Vancouver, B.C.

February 16, 2010

Med BioGene Inc.

(a development stage company)

Consolidated Balance Sheets

As at December 31, 2009, 2008 and 2007

(in US dollars)

	2009 $	2008 $	2007 $
Assets
Current assets
Cash and cash equivalents	1,522,428	760,053	1,384,233
Government contribution receivable (note 10)	—	27,378	88,196
GST receivable	6,302	75,902	127,209
Prepaid expenses and other receivables	12,552	9,388	14,781

	1,541,282	872,721	1,614,419
Deferred offering costs (note 2)	365,591	—	—
Property and equipment (note 6)	263,397	296,120	453,866

	2,170,270	1,168,841	2,068,285

Liabilities
Current liabilities
Accounts payable	446,542	152,396	258,929
Accrued liabilities	231,088	87,420	61,475
Due to related parties (note 11)	221,486	27,577	—
Current portion of lease obligations (note 7)	—	—	24,550

	899,116	267,393	344,954
Long-term liabilities (note 7)	20,698	50,771	98,852

	919,814	318,164	443,806

Shareholders’ Equity
Common shares (note 8)	8,035,859	6,389,893	5,414,786
Warrants (note 8)	2,357,753	1,686,918	1,254,500
Contributed surplus (note 8)	1,446,194	1,317,907	1,102,924
Deficit accumulated during the development stage	(10,942,085)	(8,807,514)	(6,667,879)
Accumulated other comprehensive income	352,735	263,473	520,148

	1,250,456	850,677	1,624,479

	2,170,270	1,168,841	2,068,285

Going concern (note 1)
Commitments (note 12)
Subsequent events (note 14)

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statements of Operations, Comprehensive Loss, and Deficit

For the years ended December 31, 2009, 2008, and 2007

(in US dollars)

	2009 $	2008 $	2007 $	Cumulative from inception to December 31, 2009 $
Revenue
Consulting revenue		—	—	85,256

Expenses
Research and development	988,636	751,117	1,080,925	4,000,877
General and administrative	1,070,204	1,317,124	1,172,524	4,492,580
Amortization of property and equipment	78,876	87,129	61,625	254,110
Accretion of preferred shares	—	—	—	63,615
Transaction costs (note 1)	—	—	—	2,282,109

	2,137,716	2,155,370	2,315,074	11,093,291

Loss from operations	(2,137,716)	(2,155,370)	(2,315,074)	(11,008,035)
Other income (expense)
Interest and other income	12,165	29,168	49,806	114,444
Interest and other expenses	(9,020)	(13,433)	(10,192)	(48,494)

Loss for the period	(2,134,571)	(2,139,635)	(2,275,460)	(10,942,085)
Other comprehensive income (loss)	89,262	(256,675)	574,565	352,735

Comprehensive loss	(2,045,309)	(2,396,310)	(1,700,895)	(10,589,350)

Deficit accumulated during the development stage–Beginning of year	(8,807,514)	(6,667,879)	(4,392,419)	—
Loss for the year	(2,134,571)	(2,139,635)	(2,275,460)	(10,942,085)

Deficit accumulated during the development stage–End of year	(10,942,085)	(8,807,514)	(6,667,879)	(10,942,085)

Basic and diluted loss per share	(0.04)	(0.06)	(0.09)

Weighted average number of common shares outstanding (note 13)	54,009,621	33,789,097	25,874,115

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statement of Shareholders’ Equity

(in US dollars)

	Common Shares	Amount $	Equity component of preferred shares	Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total shareholders’ equity $
	(note 13)	(note 8)		(note 8)
Balance–December 31, 2005	9,852,820	507,626	60,401	45,055	—	(1,270,410)	(657,328)
Shares issued to acquire Dragon-Tex	5,000,000	1,868,469	—	—	—	—	1,868,469
Shares issued on conversion of preferred shares	1,418,000	312,240	(60,401)	—	—	—	251,839
Shares issued in brokered private placement–net of offering costs	5,201,000	1,419,365	—	—	—	—	1,419,365
Shares issued on exercise of warrants	2,500	454	—	—	—	—	454
Shares issued on exercise of options	50,000	13,876	—	(9,133)	—	—	4,743
Comprehensive loss for the year–cumulative translation adjustment	—	—	—	—	(54,417)	—	(54,417)
Warrants	—	—	—	126,507	—	—	126,507
Stock-based compensation expense	—	—	—	407,827	—	—	407,827
Loss for the year	—	—	—	—	—	(3,122,009)	(3,122,009)

Balance-December 31, 2006	21,524,320	4,122,030	—	570,256	(54,417)	(4,392,419)	245,450

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statement of Shareholders’ Equity …continued

(in US dollars)

	Common Shares	Amount $	Equity component of preferred shares	Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total shareholders’ equity $
	(note 13)	(note 8)		(note 8)
Carried forward	21,524,320	4,122,030	—	570,256	(54,417)	(4,392,419)	245,450

Shares issued on exercise of warrants	16,000	8,264	—	(2,805)	—	—	5,459
Shares issued in brokered private placement–net of offering costs	7,493,508	2,397,190	—	—	—	—	2,397,190
Value of agents warrants	—	(107,016)	—	107,016	—	—	—
Value ascribed to attached common share purchase warrants	—	(1,023,782)	—	1,023,782	—	—	—
Shares issued on exercise of options	60,000	18,100	—	(12,229)	—	—	5,871
Comprehensive income for the year–cumulative translation adjustment	—	—	—	—	574,565	—	574,565
Stock-based compensation expense	—	—	—	671,404	—	—	671,404
Loss for the year	—	—	—	—	—	(2,275,460)	(2,275,460)

Balance-December 31, 2007	29,093,828	5,414,289	—	2,357,424	520,148	(6,667,879)	1,624,479

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statement of Shareholders’ Equity …continued

(in US dollars)

	Common Shares	Amount $	Equity component of preferred shares	Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total shareholders’ equity $
	(note 13)	(note 8)		(note 8)
Carried forward	29,093,828	5,414,786	—	2,357,424	520,148	(6,667,879)	1,624,479
Shares issued in brokered public offering–net of offering costs	12,168,667	1,398,294	—	—	—	—	1,398,294
Value of agents warrants	—	(92,928)	—	92,928	—	—	—
Value ascribed to attached common share purchase warrants	—	(339,490)	—	339,490	—	—	—
Shares issued on exercise of options	30,000	9,231	—	(6,236)	—	—	2,995
Comprehensive loss for the year–cumulative translation adjustment	—	—	—	—	(256,675)	—	(256,675)
Stock-based compensation expense	—	—	—	221,219	—	—	221,219
Loss for the year	—	—	—	—	—	(2,139,635)	(2,139,635)

Balance–December 31, 2008	41,292,495	6,389,893	—	3,004,825	263,473	(8,807,514)	850,677

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statement of Shareholders’ Equity …continued

(in US dollars)

	Common Shares	Amount $	Equity component of preferred shares	Additional paid-in capital $	Accumulated other comprehensive income (loss) $	Deficit accumulated during the development stage $	Total shareholders’ equity $
	(note 13)	(note 8)		(note 8)
Carried forward	41,292,495	6,389,893	—	3,004,825	263,473	(8,807,514)	850,677
Shares issued in June 2009 Private Placement net of offering costs	20,625,001	1,362,363					1,362,363
Value of agents warrants		(35,650)		35,650			—
Value ascribed to attached common share purchase warrants		(344,248)		344,248			—
Shares issued in October 2009 Private Placement net of offering costs	4,625,000	329,847					329,847
Value of agents warrants		(10,893)		10,893			—
Value ascribed to attached common share purchase warrants		(103,335)		103,335			—
Shares issued in December 2009 Private Placement net of offering costs	5,832,000	624,591					624,591
Value of agents warrants		(28,302)		28,302			—
Value ascribed to attached common share purchase warrants		(148,407)		148,407			—
Stock-based compensation expense	—	—	—	128,287	—		128,287
Loss for the year	—	—	—	—	—	(2,134,571)	(2,134,571)
Comprehensive income for the year	—	—	—	—	89,262	—	89,262

Balance–December 31, 2009	72,374,496	8,035,859	—	3,803,947	352,735	(10,942,085)	1,250,456

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2009, 2008 and 2007

(in US dollars)

	2009 $	2008 $	2007 $	Cumulative from inception to December 31, 2009 $
Cash flows from operating activities
Loss for the year	(2,134,571)	(2,139,635)	(2,275,460)	(10,942,085)
Adjustments to reconcile loss for the year to net cash used in operating activities
Amortization of property and equipment	78,876	87,129	61,625	254,109
Accretion of preferred shares	—	—	—	63,615
Non-cash interest expense	—	—	—	171
Stock-based compensation	128,287	221,219	671,404	1,428,962
Non-cash transaction costs	—	—		1,907,526
Shares issued in exchange for services	52,672	—	—	125,341
Shareholder loans	—	—	—	54,676
Changes in non-cash working capital
Accounts receivable	—	—	—	71
Government assistance receivable	27,378	50,556	(81,493)	(3,315)
GST receivable	69,600	30,878	(71,933)	(13,819)
Investment tax credits receivable	—	—	—	3,105
Prepaid expenses and other receivables	(3,164)	2,931	47,222	(8,978)
Accounts payable and accrued liabilities	601,650	(23,253)	(224,270)	899,607

	(1,179,272)	(1,770,175)	(1,872,905)	(6,231,016)

Cash flows from investing activities
Purchase of property and equipment	(2,959)	(6,617)	(177,838)	(295,999)

Cash flows from financing activities
Issuance of common shares units–net cash proceeds	2,264,129	1,398,294	2,397,190	7,803,979
Deferred offering costs	(365,591)	—	—	(365,591)
Lease obligation payments	—	(22,871)	(21,522)	(63,109)
Proceeds from shareholder loan	—	—	—	106,274
Repayment of shareholder loan	—	—	—	(33,974)
Proceeds on exercise of stock options	—	2,995	5,871	11,998
Proceeds on exercise of warrants	—	—	5,459	7,277
Issuance of preferred shares	—	—	—	210,137
Note payable	—	—	(60,226)	(187)

	1,898,538	1,378,418	2,326,772	7,676,804

Effect of exchange rate changes on cash	46,068	(225,806)	582,175	372,639

Net increase (decrease) increase in cash and cash equivalents	762,375	(624,180)	858,204	1,522,428
Cash and cash equivalents–Beginning of year	760,053	1,384,233	526,029	—

Cash and cash equivalents–End of year	1,522,428	760,053	1,384,233	1,522,428

Med BioGene Inc.

(a development stage company)

Consolidated Statement of Cash Flows …continued

For the years ended December 31, 2009, 2008 and 2007

(in US dollars)

	2009 $	2008 $	2007 $	Cumulative from inception to December 31, 2009 $
Cash and cash equivalents are comprised of
Cash on deposit	758,028	99,116	6,422	279,228
Guaranteed investment certificates	764,400	660,937	1,377,811	748,448

	1,522,428	760,053	1,384,233	1,027,676

Supplemental cash flow information
Cash paid for interest	537	3,972	6,106	26,308
Shares issued in exchange for services	52,672	—	—	125,341
Unpaid consulting fees included in shareholder loan	—	—	—	54,676
Shares issued to settle shareholder loan	—	—	—	127,181
Capital assets acquired under lease obligation	—	—	—	59,916
Unpaid capital asset purchases	88,581	109,134	153,160	350,874
Conversion of preferred shares	—	—	—	312,240
Shares issued in conjunction with public listing	—	—	—	1,785,200

See accompanying notes.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements

December 31, 2009, 2008, and 2007

(in US dollars)

1    Nature of operations and going concern

Nature of operations

Med BioGene Inc. (the “Company”) is based in Vancouver, British Columbia.

The Company is a life science company focused on the development and commercialization of genomic-based clinical laboratory diagnostic tests for cancer. The Company’s first test under development is LungExpress Dx, a test for early-stage non-small-cell lung cancer that improves upon staging for identifying those patients who, following surgical removal of their tumor, are at a higher and lower risk of mortality to assist in selecting patients who may benefit from adjuvant chemotherapy. The Company is considered to be in the development stage as all of its efforts have been devoted to research and development, raising capital, recruitment of personnel and long-term planning to commercialize the Company’s products. The Company has not generated income from operations and depends on equity financing to support its operations.

The predecessor company (the “Predecessor Company”) which had the same name as the Company, was incorporated under the Canada Business Corporation Act on October 16, 2002 and transitioned to the Business Corporations Act (British Columbia) on July 20, 2005. Effective April 28, 2006, the Predecessor Company acquired Dragon-Tex (Group) Limited (“Dragon-Tex”). To facilitate the acquisition, a wholly-owned subsidiary of the Predecessor Company amalgamated with Dragon-Tex (the “Dragon-Tex Amalgamation”) whereby the shareholders of Dragon-Tex exchanged their common shares for common shares of the Predecessor Company on the basis of two common shares of Dragon-Tex for one common share of the Predecessor Company. The Dragon-Tex amalgamation was accounted for as an acquisition of Dragon-Tex by the Company. As part of the acquisition of Dragon-Tex the Predecessor Company completed a brokered private placement (see note 8(a)) and incurred transaction costs of $2,040,411, which consisted of legal fees of $130,298, listing fees of $1,865,538 and agents fees of $44,575.

To date, the Company has financed its cash requirements primarily from share issuances. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development and subsequent marketing of its technologies.

Going concern

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) applicable to a going concern which contemplates the realization of assets and the discharge of liabilities in the normal course of business. As discussed further below, there are material uncertainties which cast substantial doubt on the validity of this assumption.

For the year ended December 31, 2009, the Company had operating cash outflows of $1,179,272 (2008–$1,770,175; 2007–$1,872,905) and had not yet achieved profitable operations. As at December 31, 2009, the Company had working capital of $642,166 (2008–$605,328; 2007–$1,269,465), has accumulated losses of $10,942,085 (2008–$8,807,514; 2007–$6,667,879) since its inception and expects to incur further losses in the development of its business.

Management has assessed the Company’s ability to continue as a going concern. To complete its planned product development commitments and to begin generating revenue, funds will be required beyond those currently on hand. As the Company does not earn revenue at present, the single most important factor will be management’s

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

ability to raise additional capital from external sources. Management is engaged in a process to obtain additional financing and is also exploring licensing and co-development options for the development of its products. Initiatives are underway in both of these areas which are expected to be completed during 2010. There are, however, no assurances that this process will be successful, and factors within and outside the Company’s control will have a significant bearing on its ultimate success in obtaining additional financing or completing licensing or co-development agreements. If unsuccessful, the Company may have to significantly curtail its operations and expenditures.

If the going concern assumption is not appropriate, it may be necessary to adjust the carrying value of assets and liabilities, and the reported net losses and balance sheet classifications used. Such adjustments could be material.

2    Summary of significant accounting policies

Basis of preparation

These consolidated financial statements have been prepared in accordance with US GAAP and are stated in U.S. dollars unless otherwise noted.

The Company has generated no revenue to date, other than minimal consulting revenue, unrelated to the licensing of its products, and its activities have consisted primarily of developing product candidates, raising capital and recruiting personnel. Accordingly, the Company is considered to be in the development stage at December 31, 2009, as defined in the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Codification (“ASC”) Topic 915, Development Stage Enterprises.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary DTX Acquisition Company Inc. (Incorporated in Alberta). All material intercompany transactions and balances have been eliminated upon consolidation.

Deferred offering costs

The Company has incurred legal, accounting and filing costs related to the proposed IPO (as defined in Note 13(a)) and has reclassified $362,875 of such costs as deferred offering costs, which were previously presented as a reduction of shareholders’ equity. Upon completion of the IPO, such costs will be accounted for as a reduction of the gross proceeds of the IPO or, if the IPO is not completed, will be expensed to operations. Management believes that this reclassification of costs is not material.

Reporting currency and foreign currency translation

The consolidated financial statements of the Company are based on a Canadian dollar functional currency and have been translated into the U.S. dollar reporting currency using the current rate method as follows: assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders deficiency using the applicable historic rate; and revenue and expenses at the average rate of exchange for the respective periods. Translation gains and losses have been included as part of the cumulative translation adjustment which is reported as a component of accumulated other comprehensive loss.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

We translate non-Canadian dollar balances for operations into functional currency as follows:

a)	Property and equipment using historical rates;

b)	Other assets and liabilities using closing rates with translation gains and losses recorded in other income/expense; and

c)	Income and expenses using average exchange rates, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as associated non-monetary assets and liability.

Exchange gains and losses arising on translation are included in the consolidated statement of earnings under other comprehensive loss. The other comprehensive income (loss) for the year ended December 31, 2009 was $89,262 (2008–($256,675); 2007–$574,565).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, fair value assumptions for stock-based compensation, assessment of clinical trial expense accruals, financial instruments fair value estimation and taxes. Actual results could differ from those estimates.

Stock-based compensation expense

The Company grants stock options to its employees and consultants. The Company accounts for stock-based awards issued in accordance with the FASB issued ASC topic 718, Compensation-Stock Compensation. Stock-based awards are measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is amortized based on the vesting period, to either general and administrative expense or research and development expense, based on the department in which the employee or consultant is employed.

Under the fair value-based method, stock-based payments to employees and non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured at the earlier of the completion of the services provided, a firm commitment to complete the services or the vesting date. Any change therein is recognized over the applicable service period.

The Company’s accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of the Company’s Canadian dollar share price. The fair market value of its common stock on the date of each option grant was determined based on the closing price of common stock on the TSX Venture Exchange on the grant date. Expected option lives are estimated using

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

vesting terms and expected lives. Expected forfeiture rates are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

The Company recognizes stock-based compensation expense on a straight-line basis over the vesting period of the underlying option, which is generally eighteen months. The amount of stock-based compensation expense expected to be amortized in future periods may decrease if unvested options for which deferred stock-based compensation expense has been recorded are subsequently forfeited.

Research, development and collaborations costs

Research and development costs, which include clinical and regulatory activities, are expensed as incurred, net of related government contributions.

The Company enters into collaboration agreements and research subcontracting with various parties and records these costs as research and development expenses. It records accruals for estimated study costs comprised of work performed by its collaborators under contract terms. All clinical collaborators enter into agreements with the Company which specify work content and payment terms.

In addition to costs for research and development, under the University Health Network (“UHN”) collaboration agreement, the Company will be required to make certain research funding payments, milestone payments and annual royalty payments based on sales of LungExpress Dx resulting from its commercial launch. At such time as the Company begins to generate revenue from the sale of LungExpress Dx, such payments to UHN will be recorded in cost of product revenues as a royalty payment.

From inception to December 31, 2009, the Company has incurred total research and development expenses of $4,000,877 of which approximately 41% has been spent on LungExpress Dx. These expenses include costs incurred both to develop the LungExpress Dx assay and to carry out clinical validation studies to validate its multi-gene test. The remaining amount was expended primarily on the Company’s earlier programs in Cardiovascular disease and Lymphoma on which work has been suspended.

Income taxes

Income taxes are accounted for under the FASB issued ASC Topic 740. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities at each year end and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances have been established to reduce the Company’s deferred tax assets to zero, as the Company believes that it is more likely than not that such assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Cash and cash equivalents are held at a recognized Canadian financial institution. Interest earned is recognized in other income on the financial statements.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Property and equipment

The Company records property and equipment at cost, which includes all expenditures incurred to prepare an asset for its intended use. Cost includes the purchase price, installation costs and other duties and preparation charges. The capitalized cost of assets is amortized on a declining balance basis except software which is amortized on a straight line basis over the applicable license period as follows:

Furniture and fixtures	20%
Computer hardware and office software	30%
Laboratory equipment	20%
Laboratory equipment under capital lease	20%
Laboratory and bioinformatics software	5 years

Leases

Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases where payments are expensed as incurred.

Financial instruments

Financial instruments include cash, evidence of ownership in an entity, or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

The Company’s financial instruments include cash and cash equivalents, government contributions receivable and other receivables, accounts payable and accrued liabilities and long-term liabilities. The carrying amounts of financial instruments approximate their fair values due to their short maturities, except long-term liabilities which are carried at amortized cost. The carrying value of the Company’s cash and cash equivalents totalling $1,522,428 on the balance sheet as of December 31, 2009 and approximates their market values based on Level 2 inputs.

The Company has classified its financial instruments as follows:

Financial instrument	Classification	Measurement
Cash and cash equivalents	Cash equivalents	Fair value
Government contribution receivable and other receivables	Loans and receivables	Amortized cost using the effective interest method
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost using the effective interest method
Long-term liabilities	Other financial liabilities	Amortized cost using the effective interest method

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

	2009		2008		2007
Financial instrument	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Cash and cash equivalents	1,522,428	1,522,428	760,053	760,053	1,384,233	1,384,233
Government contribution receivable and other receivables	12,552	12,552	36,766	36,766	102,977	102,977
Accounts payable and accrued liabilities	899,116	899,116	267,393	267,393	320,404	320,404
Long-term liabilities	20,698	20,698	50,771	50,771	98,852	98,852

Fair value measurement

In 2008, the Company adopted the FASB issued ASC Topic 820, Fair Value Measurement and Disclosure, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. The primary assets and liabilities affected were available for sale securities. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by ASC 820 prioritizes the inputs into valuation techniques used to measure fair value. The three levels of the hierarchy are as follows:

•	Level 1: Inputs that reflect unadjusted quoted prices in active markets that are accessible to us for identical assets or liabilities;

•	Level 2: Inputs include quoted prices for similar assets and liabilities in active and inactive markets or that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs that are supported by little or no market activity.

The adoption of ASC 820 did not change the valuation techniques that we used for financial assets and financial liabilities.

Long-lived assets

Long-lived assets comprise property and equipment. The carrying value of long-lived assets is reviewed for impairment whenever events or circumstances indicate that the assets may not be recoverable. For impairment assessment purposes, the estimated fair value of property and equipment is based on a combination of current depreciated replacement costs and current market value.

Patent costs

The costs incurred in establishing and maintaining patents for intellectual property developed internally are expensed in the period incurred.

Investment Tax Credits

Investment tax credits can be used to reduce taxable income in future taxation years. Investment tax credits are recorded when the qualifying expenditures have been incurred and if it is reasonably assured that the tax credits

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

will be realized. Investment tax credits are earned when expenditures are made on qualifying research and development, such expenditures are subject to audit by the Canada Revenue Agency. As management believes there is sufficient uncertainty regarding the realization of deferred tax assets, a full valuation allowance has been provided.

Government Contribution Agreements

Contributions under Government agreements relate to funding of eligible research and development expenditures for defined programs. Amounts received or receivable are included as a contribution in determining the loss for the year as a reduction of the expenses to which it relates.

Loss per common share

Net loss per share is calculated in accordance with the FASB issued ASC Topic 260, Earnings Per Share. Under the provisions of ASC 260, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all dilutive potential common stock outstanding during the period, including stock options, warrants and shares to be issued under the employee stock purchase plan.

Diluted net loss per share is the same as basic net loss per share for all periods presented because any potential dilutive common shares were anti-dilutive due to our net loss (as including such shares would decrease basic net loss per share).

Potential dilutive common shares that would have been included in the calculation of diluted earnings per share if we had net income are as follows:

	2009	2008	2007
Common stock options	—	30,207	145,826
Common stock warrants	800,099	—	126,474

	800,099	30,207	272,300

3    New accounting policies

Accounting changes implemented in 2007

In June 2006, the FASB issued ASC Topic 740 (previously FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)) to create a single model to address accounting for uncertainty in tax positions. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 is effective for fiscal years beginning after December 15, 2006. The Company adopted the provision of ASC 740 on January 1, 2007. As a result of the implementation of ASC 740, no adjustment was required to the liability for unrecognized tax benefits.

Accounting changes implemented in 2008

In February 2007, the FASB issued ASC Topic 825, Financial Instruments, which is effective for fiscal years beginning after November 15, 2007. The Company adopted it on January 1, 2008. This statement permits an

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The adoption of this pronouncement did not have a material impact on our results of operations or financial position for the year ended December 31, 2009, as the Company did not adopt the fair value option for any of our eligible financial instruments, which primarily include long-term liabilities.

In June 2007, the Emerging Issues Task Force (“EITF”), issued a consensus, ASC 730, Research and Development, which states that non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities should be deferred and capitalized until the goods have been delivered or the related services have been rendered. ASC 730 is to be applied prospectively for new contractual arrangements entered into in fiscal years beginning after December 15, 2007 and the Company adopted it on January 1, 2008. The adoption did not result in a material change to its current accounting practice.

Significant accounting developments

In December 2007, the FASB issued ASC 805 (revised 2007), Business Combinations, which provides revised guidance on how acquirers recognize and measure the consideration transferred, identifiable assets acquired, liabilities assumed, non-controlling interests, and goodwill acquired in a business combination. This standard also expands required disclosures surrounding the nature and financial effects of business combinations. The standard became effective for the Company on January 1, 2009, but did not have a significant impact on the Company’s consolidated financial statements.

In February 2008, the FASB issued Staff ASC 820-10-55-23A, Effective Date of FASB Statement No. 157, which delayed the effective date of ASC 820 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and liabilities that are recognized or disclosed in the financial statements at fair value on a nonrecurring basis only. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued amendments to ASC 815-10-50 that expand the quarterly and annual disclosure requirements concerning an entity’s derivative instruments and hedging activities. This section is effective for fiscal years beginning after November 15, 2008 and its adoption did not have an impact on the Company’s financial position, results of operations or cash flows as the pronouncement addresses disclosure requirements only.

On June 16, 2008, the FASB issued ASC 260 (formerly FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities), to address the question of whether instruments granted in share-based payment transactions are participating securities prior to vesting. ASC 260 indicates that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. Effective January 1, 2009, the Company adopted ASC 260. The adoption of ASC 260 did not materially impact the Company’s consolidated financial statements.

Recent accounting pronouncements

In April 2009, the FASB issued ASC 825 and 270 (formerly FSP FAS 107-1 and APB 28-1). This ASC amends SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

financial instruments not measured on the balance sheet at fair value in interim financial statements as well as in annual financial statements. These ASCs do not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, these ASCs require comparative disclosures only for periods ending after initial adoption. These subsections are effective for interim reporting periods ending after June 15, 2009.

In May 2009, the FASB issued ACS 855-10-50, Subsequent Events, which requires entities to disclose the date through which they have evaluated subsequent events and whether the date corresponds with the release of their financial statements. This subsection is effective for interim and annual periods ending after June 15, 2009.

In June 2009, the FASB issued ASC Topic 105, Generally Accepted Accounting Principles. ASC Topic 105 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with US GAAP for Securities and Exchange Commission (“SEC”) registrants. All guidance contained in the Codification carries an equal level of authority. The Codification supersedes all existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue new standards in the form of Accounting Standards Updates (“ASU”). The FASB will not consider ASUs as authoritative in their own rights and ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes in the Codification. These changes and the Codification itself do not change US GAAP. The adoption of these changes has only impacted the manner in which new accounting guidance under US GAAP is referred and did not impact the Company’s consolidated financial statements.

4     Capital disclosure

The Company considers share capital, warrants and contributed surplus as capital. The Company’s objectives when managing its capital structure are to provide sufficient capital to advance the commercialization of its products, meet the Company’s obligations as they come due, and provide for the potential acquisition of additional intellectual property rights related to products within the Company’s strategic plans.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

The Company monitors its capital structure and may make adjustments to it in light of changes in the Company’s operating performance, changes in economic conditions and the risk characteristics of the underlying assets. When adjustments to the capital structure are considered appropriate, such changes may include the issuance of new shares, issuance of new debt, or re-purchasing of shares for cancellation.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2009. The method used by the Company to manage its capital has been the issuance of new share capital. Management does not foresee any changes to this in 2010.

5     Financial instruments and financial risk management

The Company is exposed to certain financial risks, including credit risk, liquidity risk and market risk.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and government contribution receivables. At present, the Company invests its excess cash in guaranteed certificates from Canadian Chartered banks, and will only consider investment of excess cash in highly rated government and corporate debt securities. The Company has established guidelines including diversification, credit ratings and maturities, to ensure safety and liquidity of its cash. These guidelines are periodically reviewed by the Company’s audit committee and modified to reflect changes in market conditions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions. The Board of Directors approves the Company’s annual operating and capital budgets as well as any material transactions outside the ordinary course of business. Management regularly reviews these budgets and maintains short term cash flow forecasts. At December 31, 2009, the Company’s accounts payable and accrued liabilities were $899,116. All of these amounts fall due for payment within normal terms of trade which are generally between 30 and 60 days, with the exception of the bioinformatics software license which has extended payment terms as described in note 7. Further information relating to liquidity risk is set out in note 1.

Market risk

Market risk is the risk that changes in foreign exchange rates, interest rates and equity prices will affect the Company’s future cash flows or valuation of its financial instruments. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for consulting, research and development work incurred in US dollars. The Company believes that the results of operations and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its US dollar denominated obligations. The Company does not currently view its exposure to US dollars as a significant risk due to the limited volume of transactions it conducts in this currency.

The Company is subject to interest rate risk on its cash and cash equivalents and believes that the results of operations, financial position and cash flows would not be significantly affected by a sudden change in market interest rates relative to the investment interest rates due to the short-term nature of the investments. Excess cash is invested in highly rated investment securities at fixed interest rates with varying terms to maturity but generally with maturities of three months or less from the date of purchase.

As at December 31,2009, cash and cash equivalents of $1,522,428 (2008–$760,053; 2007–$1,384,233), as described in note 2–Financial instruments, consisted of demand deposits and term deposits with a Canadian chartered bank with interest rates up to 1%. The Company does not invest in equity instruments of other corporations.

Changes in the Company’s equity price could impact its ability to raise additional capital.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

6     Property and equipment

Property and equipment consist of the following:

	2009
	Cost $	Accumulated amortization $	Net $
Furniture and fixtures	13,484	7,209	6,275
Computer hardware and office software	69,185	40,164	29,021
Laboratory and bioinformatics software	169,504	92,015	77,489
Laboratory equipment	277,052	126,440	150,612

	529,225	265,828	263,397

	2008
	Cost $	Accumulated amortization $	Net $
Furniture and fixtures	11,523	4,790	6,733
Computer hardware and office software	56,599	23,990	32,609
Laboratory and bioinformatics software	144,863	52,149	92,714
Laboratory equipment under capital lease	56,142	17,544	38,598
Laboratory equipment	180,635	55,169	125,466

	449,762	153,642	296,120

	2007
	Cost $	Accumulated amortization $	Net $
Furniture and fixtures	13,734	3,668	10,066
Computer hardware and office software	63,635	16,092	47,543
Laboratory and bioinformatics software	179,527	31,800	147,727
Laboratory equipment under capital lease	69,576	8,117	61,459
Laboratory equipment	223,859	36,788	187,071

	550,331	96,465	453,866

7     Other liabilities

a)	Capital lease obligations

The Company’s capital lease obligations related to its laboratory equipment were fully repaid in 2008.

b)	Long-term liabilities

The Company has recorded the purchase of a bioinformatics software license with extended payment terms as a long-term liability recorded at amortized cost. The terms of the purchase agreement include an initial upfront payment followed by six semi-annual payments. At December 31, 2009, the

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Company owed $88,581 (2008–$80,730; 2007–$111,884) related to the purchase, of which $20,698 (2008–$50,771; 2007–$98,852) has been classified as a long-term liability and $67,883 (2008–$29,959; 2007–$13,032) is included in accounts payable.

c)	Current liabilities in excess of 5% of total current liabilities

The following current liabilities are in excess of 5% of total current liabilities:

	2009 $	2008 $	2007 $
Subcontract research and development	295,580	82,022	66,735
Legal	213,788	22,638	—
Accounting	94,809	—	50,600
Bioinformatics software	67,883	29,959	13,032
Equipment–research and development	—	—	89,914

8     Capital stock

a)	Common shares

Authorized

Unlimited number of voting common shares, without par value

Issued

	Number of shares	Amount $
Common shares
Balance at December 31, 2005	9,852,820	507,626
Shares issued to acquire Dragon-Tex	5,000,000	1,868,469
Conversion of preferred shares	1,418,000	312,240
Shares issued in brokered private placement net of offering costs	5,201,000	1,419,365
Shares issued on exercise of warrants	2,500	454
Shares issued on exercise of options	20,000	5,550
Shares issued on exercise of options	30,000	8,326

Balance at December 31, 2006	21,524,320	4,122,030
Shares issued on exercise of warrants	16,000	8,264
Shares issued on brokered private placement net of cash offering costs	7,493,508	2,397,190
Value of agents warrants issued	—	(107,016)
Value ascribed to attached common share purchase warrants	—	(1,023,782)
Shares issued on exercise of options	60,000	18,100

Balance at December 31, 2007	29,093,828	5,414,786
Shares issued in brokered public offering net of cash offering costs	12,168,667	1,398,294
Value of agents warrants issued	—	(92,928)
Value ascribed to attached common share purchase warrants	—	(339,490)
Shares issued on exercise of options	30,000	9,231

Balance at December 31, 2008	41,292,495	6,389,893
Shares issued in private placement net of cash offering cost	31,082,001	2,316,801
Value of agents warrants issued	—	(74,845)
Value ascribed to attached common share purchase warrants	—	(595,990)

Balance at December 31, 2009	72,374,496	8,035,859

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Included in the total number of shares issued and outstanding as at December 31, 2009 are 6,297,100 shares and 3,148,500 common share purchase warrants held in escrow under two separate agreements. Under the first escrow, a total of 3,808,200 shares and 1,904,100 warrants will be released in five equal instalments, every six months, between June 2010 and June 2012. Under the second escrow, a total of 2,488,900 shares and 1,244,400 warrants will be released in six equal instalments, every six months, between March 2010 and September 2012.

These shares are included in the total number of shares issued and outstanding and are included in the calculation of basic loss per share.

2007 Private Placement

The Company completed a brokered private placement (the “2007 Private Placement”) whereby on June 1 and June 29, 2007 the Company issued 6,816,000 and 677,500 units (the “2007 Units”), respectively. Each 2007 Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $0.62 for a period of 36 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange is greater than $0.76 for 20 or more consecutive trading days.

Agents for the 2007 Private Placement received a 7.5% selling commission and warrants to acquire that number of Units equal to 7.5% of the number of 2007 Units sold pursuant to the offering (excluding sales made to purchasers designated by the Chief Executive Officer of the Company, in which case the agents received a 1% selling commission and warrants to acquire that number of 2007 Units equal to 1% of the number of 2007 Units sold to such purchasers).

The relative fair value of the warrants included in the 2007 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 90%; expected life 3 years, and risk-free interest rate of 4.6%. The fair value of each warrant was $0.25 (June 1, 2007 closing) and $0.24 (June 29, 2007 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amounts of $929,702 and $94,080, respectively.

The agents warrants associated with these financings were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 90%; expected life 1.5 years, and risk-free interest rate of 4.6%. The fair value of each warrant was $0.21 (June 1, 2007 closing) and $0.21 (June 29, 2007 closing) per share, respectively. The fair value of these warrants was recorded as a cost of raising capital and amounted to $107,016.

2008 Prospectus Offering

The Company completed a prospectus financing (the “2008 Prospectus Financing”) whereby on August 7, 2008 and September 18, 2008 the Company issued 10,699,650 and 1,469,000 units (the “2008 Units”) respectively.

Each 2008 Unit consists of one common share and one-half of one transferable common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share at a price of $0.19 for a period of 24 months following the closing date of the offering; provided that, the Company can accelerate the expiration of the warrants, if, over a period of 20 consecutive trading days, the daily volume weighted average trading price of

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

the Company’s common shares on the TSX Venture Exchange, exceeds $0.38. The Company may give warrant holders notice in writing within 30 days of such an occurrence that the warrants shall expire at 4:00p.m. (Vancouver time) on the 30th day following such notification.

The relative fair value of the warrants included in the 2008 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 181% and 180% respectively; expected life 2 years, and risk-free interest rate of 2.77% and 2.59% respectively. The fair value of each warrant was $0.10 (August 7, 2008 closing) and $0.10 (September 18, 2008 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amount of $339,490.

Agents for the 2008 Prospectus Financing received a 7.5% selling commission and warrants to acquire that number of common shares equal to 7.5% of the number of 2008 Units sold pursuant to the offering, (excluding sales made to purchasers designated by the Chief Executive Officer of the Company, in which case the agents received a 2.5% selling commission and warrants to acquire that number of common shares equal to 2.5% of the number of Units sold to such purchasers). The Company paid to certain agents in conjunction with the 2008 Prospectus Financing, cash compensation of $160,940 and granted 889,250 warrants. Each warrant entitles the holder thereof to purchase one common share at a price of $0.14 for a period of 24 months following the closing date of the offering; provided that, if, over a period of 20 consecutive trading days, the daily volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, exceeds $0.38 on each of those 20 consecutive days, the Company may give notice in writing within 30 days of such an occurrence that the warrants shall expire at 4:00p.m. (Vancouver time) on the 30th day following the giving of such notice.

The agents’ warrants were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 181% and 180% respectively; expected life 2 years, and risk-free interest rate of 2.77% and 2.59% respectively. The fair value of each option was $0.10 (August 7, 2008 closing) and $0.10 (September 18, 2008 closing) per share respectively. The total value of the 2008 Agents’ Warrants of $92,928 was recorded as a reduction to proceeds from the 2008 Prospectus Financing.

2009 Private Placements

The Company completed a non brokered private placement (the “2009 Private Placement”) whereby on June 5 and June 25, 2009 the Company issued 15,423,500 and 4,576,500 units (the “2009 Units”) respectively. The Company also issued 625,000 2009 Units in satisfaction of $43,180 of expenses related to the private placement. Each 2009 Unit consists of one common share and one half a common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share at a price of $0.10 for a period of 24 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $0.28 for 20 or more consecutive trading days.

The Company paid agents’ commissions of $63,692 and issued 719,775 agents’ warrants with the same terms as those in the 2009 Units described above.

The relative fair value of the warrants included in the 2009 Private Placement units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 155% (June 5, 2009 closing) and 156% (June 25, 2009 closing); expected life 2 years, and risk-free interest rate of

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

1.28% (June 5, 2009 closing) and 1.23% (June 25, 2009 closing). The fair value of each warrant was $0.05 (June 5, 2009 closing) and $0.05 (June 25, 2009 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amounts of $273,904 and $70,343, respectively.

The Agent warrants associated with the 2009 Private Placement were valued using the same Black-Scholes option pricing model as the 2009 Units above. The fair value of these warrants was recorded as a cost of raising capital and amounted to $35,650.

On October 1, 2009, the Company closed a third non brokered private placement (the “October 2009 Private Placement”) whereby the Company issued to SEP Capital Corporation (“SEP”), a capital pool company listed on the TSX Venture Exchange (TSXV: SEP.P), 4,500,000 units (the “October 2009 Units). The Company also issued to SEP 125,000 October 2009 Units in satisfaction of $9,492 of expenses related to the private placement.

The Company paid to a third party an agent’s fee of $11,865 and issued warrants to purchase 156,250 common shares on the same terms as the warrants underlying the October 2009 Units.

The relative fair value of the warrants included in the October 2009 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 156%; expected life 2 years, and risk-free interest rate of 1.5%. The fair value of each warrant was $0.07 per share. The relative fair value of these warrants was allocated to warrants in the amounts of $103,335.

The agent warrants associated with the October 2009 Private Placement were valued using the same Black-Scholes option pricing model as the October 2009 Units. The fair value of these warrants was recorded as a cost of raising capital and amounted to $10,893.

On December 24, 2009, the Company closed a fourth non brokered private placement (the “December 2009 Private Placement”) and issued 5,832,000 units (the “December 2009 Units”) for gross proceeds of $667,297. Each December 2009 Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $0.17 for a period of 24 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $0.29 for 20 or more consecutive trading days.

The Company also paid agents’ commissions of $42,706 and issued 373,240 agents’ warrants with the same terms as those in the December 2009 Units described above.

The relative fair value of the warrants included in the December 2009 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 152%; expected life 2 years, and risk-free interest rate of 1.39%. The fair value of each warrant was $0.08 per share. The relative fair value of these warrants was allocated to warrants in the amounts of $148,408.

The agent warrants associated with the December 2009 Private Placement were valued using the same Black-Scholes option pricing model as the December 2009 Units. The fair value of these warrants was recorded as a cost of raising capital and amounted to $28,302.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

b)	Stock options

On February 13, 2006, the Board of Directors of Predecessor Company adopted the Med BioGene Inc. 2006 Incentive Stock Option Plan (the “Plan”). At the annual and special meeting of the Company held on December 30, 2008, the shareholders of the Company approved the amendment of the Plan to increase to 8,250,000 common shares in respect of which stock options may be granted thereunder. At the annual and special meeting of the Company held on February 12, 2010, the shareholders of the Company approved the amendment to the Plan to increase the number of common shares in respect of which stock options may be granted thereunder to 14.474 million prior to the IPO and, following the IPO, to increase such number to a number equal to 20% of the then issued and outstanding common shares of the Company, subject to a formula increase each year thereafter.

Employee options vest over 18 months and expire in 5 years from the grant date. Options granted to non-employees vest over 12 months with the expiration periods ranging from 13 months to 5 years from the grant date.

The tables below provide information regarding outstanding options granted under the Plan up to December 31, 2009:

		Weighted average exercise price
	Options	US$
Granted in August 2004	250,000	0.10
Outstanding–December 31, 2005	250,000	0.10
Granted	3,250,000	0.38
Exercised	(50,000)	0.10

Outstanding–December 31, 2006	3,450,000	0.37
Granted	1,037,500	0.39
Exercised	(60,000)	0.10
Forfeited	(150,000)	0.38

Outstanding–December 31, 2007	4,277,500	0.37
Granted	700,000	0.27
Exercised	(30,000)	0.10
Forfeited	(75,000)	0.38
Expired	(300,000)	0.43

Outstanding–December 31, 2008	4,572,500	0.35
Granted	4,625,000	0.10
Forfeited	(1,855,000)	0.36
Expired	(110,000)	0.10

Outstanding–December 31, 2009	7,232,500	0.19

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

The following table summarizes the information about the stock options outstanding and exercisable at December 31, 2009:

		Options outstanding			Options exercisable
Exercise price (i)	Number outstanding	Weighted average remaining contractual life (years)	Intrinsic value (ii)	Number	Weighted average exercise price (i)	Intrinsic value (ii)
0.10	4,175,000	4.2	(79,576)	2,219,444	0.10	(42,303)
0.13	350,000	4.8	5,019	38,889	0.13	558
0.14	50,000	3.5	1,437	47,222	0.14	1,357
0.16	200,000	3.4	9,548	200,000	0.16	9,548
0.32	727,500	2.9	152,877	727,500	0.32	152,877
0.38	1,700,000	1.4	454,818	1,700,000	0.38	454,818
0.56	30,000	2.1	13,474	30,000	0.56	13,474

0.19	7,232,500	3.0	557,597	4,963,056	0.23	590,329

(i)	the exercise prices of all stock options are denominated in Canadian dollars and are translated to US dollars at the December 31, 2009 exchange rate
(ii)	based on the closing market share price on December 31, 2009 of $0.12

The fair value of the Company’s stock options granted was estimated using the Black-Scholes option pricing model and the following assumptions:

	2009	2008	2007
Expected volatility	108-121%	98%	90%
Weighed average expected volatility (iii)	109%	98%	90%
Risk-free interest rate (iii)	2.11% to 2.75%	1.69% to 3.48%	4.08% to 4.32%
Expected life	5 years	5 years	5 years
Options granted	4,625,000	7,000,000	1,037,500
Weighted average fair value per option	0.04	0.07	0.23
Dividend yield	0%	0%	0%

(iii)	the volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants. As at December 2009, there was $93,917 (2008–$62,249; 2007–$246,612) of unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 0.93 years (2008–0.3 years; 2007–1.3 years).

The Company recorded stock-based compensation expense of $128,287 for the year ended December 31, 2009, $221,219, during the year ended December 31, 2008, and $671,404 during the year ended December 31, 2007.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

c)	Warrants

As at December 31, 2009, the following warrants were outstanding:

Issuance date	Description	Number outstanding	Weighted average exercise price*	Expiration date
June 1, 2007	Unit warrants issued in 2007 private placement (tranche one)	6,816,008	0.62	June 1, 2010
June 1,2007	Warrants issued as agent’s fee in 2007 private placement (tranche one)	466,459	0.43	June 1, 2010
June 29, 2007	Unit warrants issued in 2007 private placement (tranche two)	677,500	0.62	June 29, 2010
June 29, 2007	Warrants issued as agent’s fee in 2007 private placement (tranche two)	50,813	0.43	June 29,2010
August 7, 2008	Unit warrants issued in 2008 private offering (tranche one)	5,349,834	0.19	August 7, 2010
August 7, 2008	Warrants issued as agent’s fee in 2008 public offering (tranche one)	779,025	0.14	August 7, 2010
September 18, 2008	Unit warrants issued in 2008 public offering (tranche two)	734,500	0.19	September 18, 2010
September 18, 2008	Warrants issued as agent’s fee in 2008 public offering (tranche two)	110,175	0.14	September 18, 2010
June 5, 2009	Unit warrants issued in 2009 private placement (tranche one)	7,711,744	0.10	June 5, 2011
June 5, 2009	Warrants issued in 2009 private placement (tranche one)	427,700	0.10	June 5, 2011
June 25, 2009	Unit warrants issued as agent’s fee in 2009 private placement (tranche two)	2,600,756	0.10	June 25, 2011
June 25, 2009	Warrants issued as agent’s fee in 2009 private placement (tranche two)	292,075	0.10	June 25, 2011
October 1, 2009	Unit warrants issued in 2009 private placement	2,312,500	0.10	October 8, 2011
October 1, 2009	Warrants issued as agent’s fee in 2009 private placement	156,250	0.10	October 8, 2011
December 24, 2009	Unit warrants issued in 2009 private placement	2,916,000	0.17	December 24, 2011
December 24, 2009	Warrants issued as agent’s fee in 2009 private placement	373,240	0.17	December 24, 2011

	Balance at December 31, 2009	31,774,579	0.25

*	the exercise prices of all share purchase warrants are denominated in Canadian dollars and are translated to US dollars at the December 31, 2009 exchange rate.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

$
Balance at December 31, 2004 and 2005	—
Warrants issued on conversion of preferred shares	34,437
Agents warrants	92,338
Exercise of warrants	(268)

Balance at December 31, 2006	126,507
Exercise of warrants	(2,804)
Agents fee warrants issued on private placement	107,016
Value ascribed to common share purchase warrants on private placement	1,023,781

Balance at December 31, 2007	1,254,500
Agents fee warrants issued on public offering	92,928
Value ascribed to common share purchase warrants on public offering	339,490

Balance at December 31, 2008	1,686,918
Agents fee warrants issued on private placement	74,845
Value ascribed to common share purchase warrants on private placement	595,990

Balance at December 31, 2009	2,357,753

d)	Contributed surplus

$
Balance–December 31, 2004 and 2005	45,055
Stock-based compensation	407,827
Exercise of options	(9,133)

Balance–December 31, 2006	443,749
Stock-based compensation	671,404
Exercise of options	(12,229)

Balance–December 31, 2007	1,102,924
Stock-based compensation	221,219
Exercise of options	(6,236)

Balance–December 31, 2008	1,317,907
Stock-based compensation	128,287

Balance–December 31, 2009	1,446,194

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

9    Deferred income taxes

As at December 31, 2009, the Company has accumulated non-capital tax loss carryforwards, which can be applied to reduce taxable income in future years, which expire as follows:

2009* $
2010	—
2014	77,104
2015	219,903
2026	506,984
2027	1,079,030
2028	1,552,416
2029	1,687,966

5,123,403

*	represents the gross amount of tax loss carryforwards translated at closing exchange rate

The Company has investment tax credit carryforwards totaling $725,433 which can be used to reduce taxable income in future taxation years. These carryforwards expire between the years of 2023 and 2028.

The Company has a Scientific Research and Expenditure pool carryforward of $2,125,425 which can be used to reduce taxable income in future taxation years. This pool carries forward indefinitely.

The tax effects of the temporary differences that give rise to significant portions of the consolidated deferred tax assets and future tax liabilities at December 31, 2009 are presented below:

	2009 $	2008 $	2007 $
Deferred tax assets (liabilities)
Non-capital losses carried forward	1,280,851	893,113	501,334
Research and development expenditure pool	531,342	232,064	527,024
Property and equipment	(41,768)	(56,360)	(103,825)
Investment tax credit	598,570	509,100	443,910
Cumulative eligible capital expenditures	184,219	109,940	127,761
Financing costs	94,474	96,832	115,889

	2,647,688	1,784,689	1,612,093
Less: Valuation allowance	(2,647,688)	(1,784,689)	(1,612,093)

	—	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As management believes there is sufficient uncertainty regarding the realization of deferred tax assets, a full valuation allowance has been provided.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

The income tax recovery for the respective periods differs from the amount obtained by applying the applicable statutory income tax rate to the loss before income tax as follows:

	2009	2008	2007
Statutory income tax rate	30.00%	31.06%	34.12%

	$	$	$
Income tax recovery based on statutory rate	(640,370)	(664,571)	(776,387)
Increase in valuation allowance	512,750	558,641	746,921
Tax rate differential	147,116	146,145	(44,117)
Permanent differences	(44,946)	15,397	121,477
Change in estimates	(1,066)	(70,899)	(17,762)
Expiry of losses	27,870
Other	(1,354)	15,286	(30.132)

Unrecognized tax benefits	—	—	—

Management did not recognize any tax benefits. The operating losses carryforward from inception are still open for income tax examination by Canadian taxation authorities.

10    Government contribution agreement

On February 8, 2007, the Company entered into a government contribution agreement with the National Research Council of Canada’s Industrial Research Assistance Program (“NRC-IRAP”). Under the terms of the agreement, NRC-IRAP reimbursed $295,118 of research and development costs incurred by the Company for research in the area of cardiovascular disease based on reimbursement of 50% of eligible research expenses. The government contributions have been offset against the applicable costs from which they are being contributed. Under this program, the Company claimed grant contributions in the year ending December 31, 2009 of $9,180 and $93,250 and $175,603 respectively for the fiscal years 2008 and 2007. Funding under this NRC-IRAP was exhausted in the first quarter of 2009.

During the third quarter of 2009, the Company entered into an additional NRC-IRAP agreement. This agreement funded a specific research project conducted on the Company’s behalf by a third party consultant. This NRC-IRAP grant covered 50% of the costs of the project and totalled $17,090. The project has been completed and no further funds are collectable or due under this project.

As at December 31, 2009 the Company had no agreements in place to obtain or receive further government funding, has no amounts due under any prior agreements and has not made applications to obtain any such funding.

11    Related party transactions

The Company retains Farris, Vaughan, Wills & Murphy LLP, a law firm where R. Hector MacKay-Dunn, Q.C., a director of and corporate secretary to the Company, is a senior partner. For the years ending 2009, 2008 and 2007, we incurred legal fees payable to Farris, Vaughan, Wills & Murphy LLP of $89,308, $86,658 and $45,296, respectively.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Berkeley Capital Corp. II (“Berkeley”) (Formerly TSXV: BIZ.P), participated as lead investor in the Company’s June 2009 non-brokered private placement. Concurrent with the closing of the private placement, Kevin K. Rooney, then a director of and legal counsel to Berkeley, was appointed as a director of the Company. In consideration of Berkeley incurring certain expenses associated with completing the investment, the Company reimbursed $43,180 of Berkeley’s legal fees owing to Hayden Bergman Rooney, Professional Corporation, a law firm of which Mr. Rooney is a shareholder. Such payment was satisfied by the issuance to Hayden Bergman Rooney of 625,000 units in the private placement.

In addition, the Company incurred legal fees payable to Hayden Bergman Rooney during the year ended December 31, 2009 in the amount of $124,567 ((2008–$nil; 2007–$nil).

The Company pays consulting fees to one of the directors, Dr. Heiner Dreismann, in his capacity as a product development and commercialization consultant. Consulting fees of $62,069 were paid in the year ended December 31, 2009 ((2008–$40,370; 2007–$nil).

Related party transactions are reflected as part of general and administrative expense. Amounts owing to these related parties as at December 31, 2009 were $213,788 (2008–$22,638; 2007–$nil).

12    Commitments

The Company has a lease for its office and laboratory space which expires in August 2010, at a monthly rate of $5,570.

On April 14, 2008, the Company entered into development agreements with UHN to provide the Company with exclusive world-wide rights to commercialize a prognostic test for early-stage non-small-cell lung cancer developed by UHN. Effective February 24, 2009 the Company expanded its development agreement with UHN. The agreement expands the intellectual property licensed to the Company and amends the terms of the research collaboration between UHN and the Company. Under these agreements, the Company and UHN are collaborating in certain activities related to the development and validation of LungExpress Dx and associated data analysis and in the collection of patient specimens to be used in such activities. The Company is obligated to suspend certain research work covered under the April 14, 2008 agreement. The research and development expense for this project incurred since inception is approximately $615,911. The Company is obligated to provide UHN with up to $866,925 in further milestone and development payments, along with royalties based on future net sales of the tests. We expect this project to be completed and the balance of research funding expended by the end of 2010. Approximately 90% of the above contractual obligations to UHN are related to the launch and commercialization of LungExpress Dx and if we are unsuccessful in our commercialization efforts, these amounts may never become obligations of the Company.

13    Subsequent Events

a)	Stock options

The Plan was adopted by the Board in February 2006, and approved by the shareholders in March 2006. On February 12, 2010, the shareholders approved at the annual and special meeting of the Company, an amendment to the Plan to increase the number of common shares in respect of which stock options may be granted thereunder from 8.25 million to 14.474 million common shares.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Further, upon closing of the Company’s proposed initial public offering in the United States and listing of its common shares on The NASDAQ Capital Market (the “IPO”), the Plan will be amended to:

i)	Increase the number of common shares in respect of which stock options may be granted thereunder from 14.474 million to such number equal to 20% of the then issued and outstanding common shares; and

ii)	Allow for further increases in the number of commons shares in respect of which stock options may be granted hereunder on the first day of each calendar year beginning with the 2011 calendar year, in an amount equal to the lesser of; (i) 5% of the outstanding common shares on the last day of the immediately preceding calendar year; or (ii) such number of common shares determined by the Board.

On February 8, 2010, Dr. Michael Hayden, a director of the Company, was issued options to purchase 150,000 shares of common stock of the Company at an exercise price per share of $0.12.

b)	Shareholder rights plan

The Company has implemented a shareholder rights plan effective January 15, 2010. Under the rights plan, each common share of the Company will have associated with it one “right”. Each of these rights entitles its holder to acquire additional common shares at a 50% discount from the then prevailing market price under circumstances provide for in the rights plan.

c)	Reverse Stock Split (pro forma unaudited)

The Company has received shareholder approval to effect a reverse stock split of between 1-for-10 and 1-for-70 in connection with the IPO. The reverse stock split will be effective prior to or upon the effectiveness of the registration statement (“Registration Statement”) on Form F-1 filed by the Company with the United States Securities and Exchange Commission in connection with the IPO, which includes these audited consolidated financial statements. No fractional common shares will be issued in connection with the stock split, and all such fractional interests will be rounded down to the nearest whole number of common shares. Issued and outstanding stock options and warrants will be split on the same basis and exercise prices will be adjusted accordingly.

Certain information provided in the Registration Statement with regards to the Company’s securities reflects an assumed 1-for-50 reverse stock split. As such, for purposes of consistency and cross-reference between the applicable disclosure in the Registration Statement and the information set forth in these audited consolidated financial statements, the Company has reproduced below under the applicable sub-headings on as as-split basis assuming a 1-for-50 reverse stock split all Company financial data and disclosure in these audited consolidated financial statements that will be affected by the reverse stock split.

Consolidated Statement of Earnings (assuming 1-for-50 reverse stock split)

	2009 $ (pro forma unaudited)	2008 $ (pro forma unaudited)	2007 $ (pro forma unaudited)
Basic and diluted loss per share	(1.98)	(3.17)	(4.40)

Weighted average number of common shares outstanding	1,080,192	675,782	517,482

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Consolidated Statement of Shareholders’ Equity (assuming 1-for-50 reverse stock split)

Common Shares (pro forma unaudited)
Balance—December 31, 2005	197,056
Shares issued to acquire Dragon-Tex	100,000
Shares issued on conversion of preferred shares	28,360
Shares issued in brokered private placement—net of offering costs	104,020
Shares issued on exercise of warrants	50
Shares issued on exercise of options	1,000
Comprehensive loss for the year—cumulative translation adjustment	—
Warrants	—
Stock-based compensation expense	—
Loss for the year	—

Balance—December 31, 2006	430,486
Shares issued on exercise of warrants	320
Shares issued in brokered private placement—net of offering costs	149,870
Value of agents warrants	—
Value ascribed to attached common share purchase warrants	—
Shares issued on exercise of options	1,200
Comprehensive income for the year—cumulative translation adjustment	—
Stock-based compensation expense	—
Loss for the year	—

Balance—December 31, 2007	581,876
Shares issued in brokered public offering—net of offering costs	243,373
Value of agents warrants	—
Value ascribed to attached common share purchase warrants	—
Shares issued on exercise of options	600
Comprehensive loss for the year—cumulative translation adjustment	—
Stock-based compensation expense	—
Loss for the year	—

Balance—December 31, 2008	825,849
Shares issued in private placement—net of offering costs	621,640
Value of agents warrants	—
Value ascribed to attached common share purchase warrants	—
Stock-based compensation expense	—
Loss for the year	—
Comprehensive income for the year	—

Balance—December 31, 2009	1,447,489

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Capital Stock (assuming 1-for-50 reverse stock split)

Common shares (assuming 1-for-50 reverse stock split)

Authorized

Unlimited number of voting common shares, without par value

Issued

	Number of shares (pro forma unaudited)	Amount $
Common shares
Balance at December 31, 2005	197,056	507,626

Shares issued to acquire Dragon-Tex	100,000	1,868,469
Conversion of preferred shares	28,360	312,240
Shares issued in brokered private placement net of offering costs	104,020	1,419,365
Shares issued on exercise of warrants	50	454
Shares issued on exercise of options	400	5,550
Shares issued on exercise of options	600	8,326

Balance at December 31, 2006	430,486	4,122,030

Shares issued on exercise of warrants	320	8,264
Shares issued on brokered private placement net of cash offering costs	149,870	2,397,190
Value of agents warrants issued	—	(107,016)
Value ascribed to attached common share purchase warrants	—	(1,023,782)
Shares issued on exercise of options	1,200	18,100

Balance at December 31, 2007	581,876	5,414,786

Shares issued in brokered public offering net of cash offering costs	243,373	1,398,294
Value of agents warrants issued	—	(92,928)
Value ascribed to attached common share purchase warrants	—	(339,490)
Shares issued on exercise of options	600	9,231

Balance at December 31, 2008	825,849	6,389,893

Shares issued in private placement net of cash offering cost	621,640	2,316,801
Value of agents warrants issued	—	(74,845)
Value ascribed to attached common share purchase warrants	—	(595,990)

Balance at December 31, 2009	1,447,489	8,035,859

Included in the total number of shares issued and outstanding as at December 31, 2009 are 113,247 shares and 56,623 common share purchase warrants held in escrow under two separate agreements. Under the first escrow, a total of 63,470 shares and 31,725 warrants will be released in five equal instalments, every six months, between June 2010 and June 2012. Under the second escrow, a total of 49,777 shares and 24,889 warrants will be released in six equal instalments, every six months, between March 2010 and September 2012.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

These shares are included in the total number of shares issued and outstanding and are included in the calculation of basic loss per share.

2007 Private Placement (pro forma unaudited)

The Company completed a brokered private placement (the “2007 Private Placement”) whereby on June 1 and June 29, 2007 the Company issued 136,320 and 13,550 units (the “2007 Units”), respectively. Each 2007 Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $31.05 for a period of 36 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange is greater than $37.74 for 20 or more consecutive trading days.

Agents for the 2007 Private Placement received a 7.5% selling commission and warrants to acquire that number of Units equal to 7.5% of the number of 2007 Units sold pursuant to the offering (excluding sales made to purchasers designated by the Chief Executive Officer of the Company, in which case the agents received a 1% selling commission and warrants to acquire that number of 2007 Units equal to 1% of the number of 2007 Units sold to such purchasers).

The relative fair value of the warrants included in the 2007 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 90%; expected life 3 years, and risk-free interest rate of 4.6%. The fair value of each warrant was $12.28 (June 1, 2007 closing) and $12.10 (June 29, 2007 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amounts of $929,702 and $94,080, respectively.

The agents warrants associated with these financings were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 90%; expected life 1.5 years, and risk-free interest rate of 4.6%. The fair value of each warrant was $10.51 (June 1, 2007 closing) and $10.51 (June 29, 2007 closing) per share, respectively. The fair value of these warrants was recorded as a cost of raising capital and amounted to $107,016.

2008 Prospectus Offering (pro forma unaudited)

The Company completed a prospectus financing (the “2008 Prospectus Financing”) whereby on August 7, 2008 and September 18, 2008 the Company issued 213,993 and 29,380 units (the “2008 Units”) respectively.

Each 2008 Unit consists of one common share and one-half of one transferable common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share at a price of $9.56 for a period of 24 months following the closing date of the offering; provided that, the Company can accelerate the expiration of the warrants, if, over a period of 20 consecutive trading days, the daily volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, exceeds $19.00. The Company may give warrant holders notice in writing within 30 days of such an occurrence that the warrants shall expire at 4:00p.m. (Vancouver time) on the 30th day following such notification.

The relative fair value of the warrants included in the 2008 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 181%

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

and 180% respectively; expected life 2 years, and risk-free interest rate of 2.77% and 2.59% respectively. The fair value of each warrant was $5.14 (August 7, 2008 closing) and $4.91 (September 18, 2008 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amount of $339,490.

Agents for the 2008 Prospectus Financing received a 7.5% selling commission and warrants to acquire that number of common shares equal to 7.5% of the number of 2008 Units sold pursuant to the offering, (excluding sales made to purchasers designated by the Chief Executive Officer of the Company, in which case the agents received a 2.5% selling commission and warrants to acquire that number of common shares equal to 2.5% of the number of Units sold to such purchasers). The Company paid to certain agents in conjunction with the 2008 Prospectus Financing, cash compensation of $160,940 and granted 17,785 warrants. Each warrant entitles the holder thereof to purchase one common share at a price of $7.17 for a period of 24 months following the closing date of the offering; provided that, if, over a period of 20 consecutive trading days, the daily volume weighted average trading price of the Company’s common shares on the TSX Venture Exchange, exceeds $19.00 on each of those 20 consecutive days, the Company may give notice in writing within 30 days of such an occurrence that the warrants shall expire at 4:00p.m. (Vancouver time) on the 30th day following the giving of such notice.

The agents’ warrants were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 181% and 180% respectively; expected life 2 years, and risk-free interest rate of 2.77% and 2.59% respectively. The fair value of each option was $5.14 (August 7, 2008 closing) and $4.91 (September 18, 2008 closing) per share respectively. The total value of the 2008 Agents’ Warrants of $92,928 was recorded as a reduction to proceeds from the 2008 Prospectus Financing.

2009 Private Placements (pro forma unaudited)

The Company completed a non brokered private placement (the “2009 Private Placement”) whereby on June 5 and June 25, 2009 the Company issued 308,470 and 91,530 units (the “2009 Units”) respectively. The Company also issued 12,500 2009 Units in satisfaction of $43,180 of expenses related to the private placement. Each 2009 Unit consists of one common share and one half a common share purchase warrant. Each full warrant entitles the holder thereof to purchase one common share at a price of $4.78 for a period of 24 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $14.00 for 20 or more consecutive trading days.

The Company paid agents’ commissions of $63,692 and issued 14,396 agents’ warrants with the same terms as those in the 2009 Units described above.

The relative fair value of the warrants included in the 2009 Private Placement units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 155% (June 5, 2009 closing) and 156% (June 25, 2009 closing); expected life 2 years, and risk-free interest rate of 1.28% (June 5, 2009 closing) and 1.23% (June 25, 2009 closing). The fair value of each warrant was $2.67 (June 5, 2009 closing) and $2.69 (June 25, 2009 closing) per share, respectively. The relative fair value of these warrants was allocated to warrants in the amounts of $273,904 and $69,755, respectively.

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

The agent warrants associated with the 2009 Private Placement were valued using the same Black-Scholes option pricing model as the 2009 Units above. The fair value of these warrants was recorded as a cost of raising capital and amounted to $35,619.

On October 1, 2009, the Company closed a third non brokered private placement (the “October 2009 Private Placement”) whereby the Company issued to SEP Capital Corporation (“SEP”), a capital pool company listed on the TSX Venture Exchange (TSXV: SEP.P), 90,000 units (the “October 2009 Units. The Company also issued to SEP 2,500 October 2009 Units in satisfaction of $9,492 of expenses related to the private placement.

The Company paid to a third party an agent’s fee of $11,865 and issued warrants to purchase 3,125 common shares on the same terms as the warrants underlying the October 2009 Units.

The relative fair value of the warrants included in the October 2009 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 156%; expected life 2 years, and risk-free interest rate of 1.5%. The fair value of each warrant was $3.51 per share. The relative fair value of these warrants was allocated to warrants in the amounts of $103,335.

The agent warrants associated with the October 2009 Private Placement were valued using the same Black-Scholes option pricing model as the October 2009 Units. The fair value of these warrants was recorded as a cost of raising capital and amounted to $10,893.

On December 24, 2009, the Company closed a fourth non brokered private placement (the “December 2009 Private Placement”) and issued 116,640 units (the “December 2009 Units”) for gross proceeds of $667,297. Each December 2009 Unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $8.60 for a period of 24 months following the closing date of the offering; provided that, the Company may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Company’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $14.50 for 20 or more consecutive trading days.

The Company also paid agents’ commissions of $42,706 and issued 7,465 agents’ warrants with the same terms as those in the December 2009 Units described above.

The relative fair value of the warrants included in the December 2009 Units were valued using the Black-Scholes option pricing model using the following fair value assumptions: dividend yield 0%; volatility 152%; expected life 2 years, and risk-free interest rate of 1.39%. The fair value of each warrant was $3.80 per share. The relative fair value of these warrants was allocated to warrants in the amounts of $148,408.

The agent warrants associated with the December 2009 Private Placement were valued using the same Black-Scholes option pricing model as the December 2009 Units. The fair value of these warrants was recorded as a cost of raising capital and amounted to $28,302.

Stock options (assuming 1-for-50 reverse stock split) (pro forma unaudited)

On February 13, 2006, the Board of Directors of Predecessor Company adopted the Med BioGene Inc. 2006 Incentive Stock Option Plan (the “Plan”). At the annual and special meeting of the Company held

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

on December 30, 2008, the shareholders of the Company approved the amendment of the Plan to increase to 165,000 common shares in respect of which stock options may be granted thereunder.

Employee options vest over 18 months and expire in 5 years from the grant date. Options granted to non-employees vest over 12 months with the expiration periods ranging from 13 months to 5 years from the grant date.

The tables below provide information regarding outstanding options granted under the Plan up to December 31, 2009 (pro forma unaudited):

	Options	Weighted average exercise price US$
Granted in August 2004	5,000	4.78

Outstanding–December 31, 2005	5,000	4.78
Granted	65,000	19.11
Exercised	(1,000)	4.78

Outstanding–December 31, 2006	69,000	18.28
Granted	20,750	19.43
Exercised	(1,200)	4.78
Forfeited	(3,000)	19.11

Outstanding–December 31, 2007	85,550	18.72
Granted	14,000	13.27
Exercised	(600)	4.78
Forfeited	(1,500)	19.11
Expired	(6,000)	21.61

Outstanding–December 31, 2008	91,450	17.78
Granted	92,500	4.90
Forfeited	(37,100)	18.03
Expired	(2,200)	4.78

Outstanding–December 31, 2009	144,650	9.68

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

The following table summarizes the information about the stock options outstanding and exercisable at December 31, 2009 (pro forma unaudited):

Exercise price (i)	Number outstanding	Options outstanding			Options exercisable
		Weighted average remaining contractual life (years)	Intrinsic value (ii)	Number	Weighted average exercise price (i)	Intrinsic value (ii)
4.78	83,500	4.2	(79,576)	44,389	4.78	(42,303)
6.45	7,000	4.8	5,019	778	6.45	558
7.17	1,000	3.5	1,437	944	7.17	1,357
8.12	4,000	3.4	9,548	4,000	8.12	9,548
16.24	14,550	2.9	152,877	14,550	16.24	152,877
19.11	34,000	1.4	454,818	34,000	19.11	454,818
28.19	600	2.1	13,474	600	28.19	13,474

9.27	144,650	3.0	557,597	99,261	11.68	590,329

(i)	the exercise prices of all stock options are denominated in Canadian dollars and are translated to US dollars at the December 31, 2009 exchange rate
(ii)	based on the closing market share price on December 31, 2009 of $5.73

The fair value of the Company’s stock options granted was estimated using the Black-Scholes option pricing model and the following assumptions:

	2009	2008	2007
Expected volatility	108-121%	98%	90%
Weighed average expected volatility (iii)	109%	98%	90%
Risk-free interest rate (iii)	2.11% to 2.75%	1.69% to 3.48%	4.08% to 4.32%
Expected life	5 years	5 years	5 years
Options granted	92,500	140,000	20,750
Weighted average fair value per option	1.84	3.36	11.60
Dividend yield	0%	0%	0%

(iii)	the volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants. As at December 2009, there was $93,917 (2008–$62,249) of unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 0.93 years (2008–0.3 years)

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Warrants (assuming 1-for-50 reverse stock split)

As at December 31, 2009, the following warrants were outstanding (pro forma unaudited):

Issuance date	Description	Number outstanding	Weighted average exercise price*	Expiration date
June 1, 2007	Unit warrants issued in 2007 private placement (tranche one)	136,320	31.05	June 1, 2010

June 1,2007	Warrants issued as agent’s fee in 2007 private placement (tranche one)	9,329	21.50	June 1, 2010

June 29, 2007	Unit warrants issued in 2007 private placement (tranche two)	13,550	31.05	June 29, 2010

June 29, 2007	Warrants issued as agent’s fee in 2007 private placement (tranche two)	1,016	21.50	June 29,2010

August 7, 2008	Unit warrants issued in 2008 private offering (tranche one)	106,997	9.56	August 7, 2010

August 7, 2008	Warrants issued as agent’s fee in 2008 public offering (tranche one)	15,581	7.17	August 7, 2010

September 18, 2008	Unit warrants issued in 2008 public offering (tranche two)	14,690	9.56	September 18, 2010

September 18, 2008	Warrants issued as agent’s fee in 2008 public offering (tranche two)	2,204	7.17	September 18, 2010

June 5, 2009	Unit warrants issued in 2009 private placement (tranche one)	154,235	4.78	June 5, 2011

June 5, 2009	Warrants issued in 2009 private placement (tranche one)	8,554	4.78	June 5, 2011

June 25, 2009	Unit warrants issued as agent’s fee in 2009 private placement (tranche two)	52,015	4.78	June 25, 2011

June 25, 2009	Warrants issued as agent’s fee in 2009 private placement (tranche two)	5,842	4.78	June 25, 2011

October 1, 2009	Unit warrants issued in 2009 private placement	46,250	4.78	October 8, 2011

October 1, 2009	Warrants issued as agent’s fee in 2009 private placement	3,125	4.78	October 8, 2011

December 24, 2009	Unit warrants issued in 2009 private placement	58,320	8.60	December 24, 2011

December 24, 2009	Warrants issued as agent’s fee in 2009 private placement	7,465	8.60	December 24, 2011

	Balance at December 31, 2009	635,493	12.62

*	the exercise prices of all share purchase warrants are denominated in Canadian dollars and are translated to US dollars at the December 31, 2009 exchange rate

Med BioGene Inc.

(a development stage company)

Notes to Consolidated Financial Statements–(Continued)

December 31, 2009, 2008, and 2007

(in US dollars)

Related party transactions (assuming 1-for-50 reverse stock split) (pro forma unaudited)

Berkeley Capital Corp. II (“Berkeley”) (formerly TSXV: BIZ.P), participated as lead investor in the Company’s June 2009 non-brokered private placement. Concurrent with the closing of the private placement, Kevin K. Rooney, then a director of and legal counsel to Berkeley, was appointed as a director of the Company. In consideration of Berkeley incurring certain expenses associated with completing the investment, the Company reimbursed $43,180 of Berkeley’s legal fees owing to Hayden Bergman Rooney, Professional Corporation, a law firm of which Mr. Rooney is a shareholder. Such payment was satisfied by the issuance to Hayden Bergman Rooney of 12,500 units in the private placement.

Subsequent events (assuming 1-for-50 reverse stock split) (pro forma unaudited)

Stock Option Plan

The Company’s Stock Option Plan (the “2006 Option Plan”) was adopted by the Board in February 2006, and approved by the shareholders in March 2006. On February 12, 2010, the shareholders approved at the annual and special meeting of the Company an amendment to the Plan to increase the number of common shares in respect of which stock options may be granted thereunder from 165,000 to 289,480 common shares.

Further, upon closing of the Company’s proposed initial public offering in the United States and listing of its common shares on The NASDAQ Capital Market (the “IPO”), the Plan will be amended to:

i)	Increase the number of common shares in respect of which stock options may be granted thereunder from 289,480 to such number equal to 20% of the then issued and outstanding common shares; and

ii)	Allow for further increases in the number of commons shares in respect of which stock options may be granted hereunder on the first day of each calendar year beginning with the 2011 calendar year, in an amount equal to the lesser of; (i) 5% of the outstanding common shares on the last day of the immediately preceding calendar year; or (ii) such number of common shares determined by the Board.

On February 8, 2010, Dr. Michael Hayden, one of our directors, was issued options to purchase 3,000 shares of common stock of the Company at an exercise price of $6.33 per share.

c)	The company has considered subsequent events up to February 16, 2010.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

$25,000,000

PROSPECTUS

Rodman & Renshaw, LLC
ThinkEquity LLC
Dundee Securities Inc.

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under the Business Corporations Act (British Columbia), or BCBCA, a company may indemnify an individual who:

•	is or was a director or officer of the company;

•	is or was a director or officer of another corporation: (a) at the time when such corporation is or was an affiliate of the company; or, (b) at the request of the company; or

•	at the request of the company, is or was, acting in a similar capacity of a partnership, trust, joint venture or other unincorporated entity,

against a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with the company or other entity.

However, indemnification is prohibited under the BCBCA if:

•	such eligible party did not act honestly and in good faith with a view to the company’s best interests (or the other entity, as the case may be); and

•	in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

A company may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of the company.

The BCBCA allows a company to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that the company receives from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited.

Despite the foregoing, on application by a company or an eligible party, a court may:

•	order the company to indemnify an eligible party in respect of an eligible proceeding;

•	order the company to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

•	order enforcement of or any payment under an indemnification agreement;

•	order the company to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and/or

•	make any other order the court considers appropriate.

The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of the company or that of an associated corporation.

The Registrant’s articles provide that, subject to the BCBCA, the Registrant must indemnify its directors, former directors or alternate directors and his or her heirs and legal personal representatives against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, all legal proceedings, investigative actions or other eligible proceedings (whether current, threatened, pending or completed) to which such person is or may be liable, and the Registrant must, after the final disposition of a legal proceeding, investigative action or other eligible proceeding, pay the expenses (which includes costs, charges and expenses, including legal and other fees but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by such person in respect of that proceeding.

The Registrant has entered into an indemnity agreement with each of its directors and officers which provide, among other things, that the Registrant will indemnify him for expenses actually and reasonably incurred by such person because of any claim made against him in a proceeding by reason of the fact that he was a director and/or officer; provided that, the Registrant is only obligated to indemnify such person if, among other things, he acted honestly and in good faith with a view to the Registrant’s best interests and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his conduct was lawful.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the Registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.

The Registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the Registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties’ capacities as directors and officers and (ii) reimburses the Registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

Item 7.	Recent Sales of Unregistered Securities

The following is a summary of Registrant’s transactions within the last three years, involving sales of Registrant’s securities that were not registered under the Securities Act:

(a) The Registrant issued options with a five-year term to purchase a total of 130,250 common shares to certain of its directors, officers, employees and consultants. Stock options covering 12,000 shares were forfeited without being exercised. The date of issue, number of options and exercise prices for such stock options were as follows:

Date of Issue	Number	Exercise Price
February 2010	3,000	$6.33
October 2009	7,000	$6.58
August 2009	6,000	$4.87
February 2009	79,500	$4.87
July 2008	1,000	$7.31
May 2008	4,000	$8.28
April 2008	6,000	$16.56
February 2008	3,000	$16.56
October 2007	1,850	$16.56
September 2007	13,200	$16.56
February 2007	5,700	$28.74
Forfeited prior to exercise	(12,000)

	118,150

(b) On June 1 and June 29, 2007, as part of a single brokered financing in Canada and the United States, the Registrant issued 136,320 and 13,350 units, respectively. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder thereof to purchase one common share at a price of $31.66 for a period of 36 months following the closing date of the offering; provided that, the Registrant may accelerate the expiry date for such warrants if the closing price of the Registrant’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $41.40 for 20 or more consecutive trading days. Agents for the private placement received as part of their selling commission warrants to acquire 10,345 units.

(c) On August 7 and September 18, 2008, as part of a short-form prospectus financing in Canada, the Registrant issued 213,993 and 29,380 units, respectively. Each unit consisted of one common share and one- half of one transferable common share purchase warrant. Each full warrant entitled the holder thereof to purchase one common share at a price of $9.74 for a period of 24 months following the date of issuance; provided that, the Registrant may accelerate the expiry date for such warrants if the closing price of the Registrant’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $19.48 for 20 or more consecutive trading days. Agents for the prospectus financing received as part of their selling commission warrants to acquire 17,784 common shares. Each of such warrants entitled the holder thereof to purchase one common share at a price of $7.31 for a period of 24 months following the closing date of the offering; provided that, the Registrant may accelerate the expiry date for such warrants if the closing price of the Registrant’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $19.48 for 20 or more consecutive trading days.

(d) On June 5, June 25 and October 8, 2009, as part of a single non-brokered private placement in Canada and the United States, the Registrant issued 308,469, 91,530 and 90,000 units, respectively. The Registrant also issued 12,500 and 2,500 units in satisfaction of $43,180 and $9,492 of expenses on June 5, 2009 and October 8, 2009, respectively, related to the private placement. Each unit consisted of one common share and one-half a common share purchase warrant. Each full warrant entitled the holder thereof to purchase one common share at a price of $4.87 for a period of 24 months following the date of issuance; provided that, the Registrant may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Registrant’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $14.61 for 20 or more consecutive trading days. Agents for the private placement received as part of their selling commission warrants on the same terms as those underlying the units to acquire 14,396 common shares in respect of the June 5 and June 25 closings and 3,125 common shares in respect of the October 8 closing.

(e) On December 24, 2009, the Registrant completed a non-brokered private placement in Canada and issued 116,640 units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each full warrant entitled the holder thereof to purchase one common share at a price of $8.77 for a period of 24 months following the date of issuance; provided that, the Registrant may accelerate the expiry date for such warrants if, at any time following the expiry of the four-month hold period, the closing price of the Registrant’s common shares on the TSX Venture Exchange or other major stock exchange or quotation system is greater than $14.61 for 20 or more consecutive trading days. Agents for the private placement received as part of their selling commission warrants on the same terms as those underlying the units to acquire 7,185 common shares.

The number of securities set forth above reflects the assumed 1-for-50 reverse stock split of our common shares to be effected prior to or upon the effective date of this registration statement. Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) or Rule 903 of Regulation S thereof, as applicable. The recipients in such transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about Registrant or had access, through their relationships with Registrant, to such information.

Item 8.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1*	Notice of Articles of Registrant.

3.2*	Articles of Registrant.

4.1*	Specimen of Registrant’s Common Share Certificate.

4.2*	Form of Warrant issued to investors on June 1 and June 29, 2007.

4.3*	Form of Warrant issued to agents on June 1 and June 29, 2007.

4.4*	Form of Warrant issued to investors on August 7 and September 18, 2008.

4.5*	Form of Warrant issued to agents on August 7 and September 18, 2008.

4.6*	Form of Warrant issued to investors and agents on June 5, June 25 and October 8, 2009.

4.7*	Form of Warrant issued to investors and agents on December 24, 2009.

4.8*	Form of Warrant to be granted to the Representative.

4.9*	Escrow Agreement dated August 31, 2007 by and among Berkeley Capital Corp. II, Equity Transfer & Trust Company and certain shareholders of Berkeley Capital Corp. II, including Assignment Agreement dated June 5, 2009 by and among the Registrant, Berkeley Capital Corp. II, Equity Transfer & Trust Company and those shareholders now holding escrowed shares of Registrant.

4.10*	Escrow Agreement dated February 6, 2007 by and among SEP Capital Corporation, Computershare Investors Services Inc. and certain shareholders of SEP Capital Corporation, including Assignment Agreement dated September 11, 2009 by and among the Registrant, SEP Capital Corporation, Med BioGene Inc., Computershare Investors Services Inc. and those shareholders now holding escrowed shares of Registrant.

4.11*	Shareholders Rights Plan Agreement dated January 15, 2010 between Registrant and Computershare Investor Services Inc.

5.1	Form of Opinion of Farris, Vaughan, Wills & Murphy LLP.

10.1*	Form of Indemnity Agreement by and between Registrant and each of its directors and officers.

10.2*	Med BioGene 2006 Incentive Stock Option Plan.

10.3*	Executive Employment Agreement dated June 1, 2006 with Erinn B. Broshko, Chief Executive Officer of Registrant, including Change in Control Agreement dated June 1, 2006 with Erinn B. Broshko and Confidentiality Agreement and Assignment of Inventions dated June 1, 2006 with Erinn B. Broshko.

10.4*	Executive Employment Agreement dated January 12, 2009 with David G. Matthews, Chief Financial Officer of Registrant, including Change in Control Agreement dated January 12, 2009 with David G. Matthews and Confidentiality Agreement and Assignment of Inventions dated January 12, 2009 with David G. Matthews, as amended by that Amendment Agreement dated February 12, 2010.

10.5*	Letter Agreement dated May 27, 2008 with Dr. Heiner Dreismann, a director of Registrant.

10.6†*	Additional Exclusive License Agreement dated February 24, 2009 between Registrant and University Health Network.

10.7†*	Additional Sponsored Research Agreement dated February 24, 2009 between Registrant and University Health Network.

Exhibit Number	Description

10.8†*	Amended and Restated Exclusive License Agreement dated February 24, 2009 between Registrant and University Health Network.

10.9†*	Amended and Restated Sponsored Research Agreement dated February 24, 2009 between Registrant and University Health Network.

21.1*	Subsidiaries of Registrant.

23.1	Consent of PricewaterhouseCoopers, LLP.

23.2	Consent of Farris, Vaughan, Wills & Murphy LLP (contained in Exhibit 5.1).

23.3	Consent of University Health Network.

24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on April 12, 2010.

MED BIOGENE INC.

By:	/S/ ERINN B. BROSHKO
Erinn B. Broshko
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ ERINN B. BROSHKO Erinn B. Broshko	Chief Executive Officer and Director (principal executive officer)	April 12, 2010

DAVID G. MATTHEWS* David G. Matthews	Chief Financial Officer (principal financial and accounting officer)	April 12, 2010

DR. JOHN H. RAYSON* Dr. John H. Rayson	Chairman of the Board and Director	April 12, 2010

R. HECTOR MACKAY-DUNN* R. Hector MacKay-Dunn, Q.C.	Corporate Secretary and Director	April 12, 2010

BRUCE G. COUSINS* Bruce G. Cousins	Director	April 12, 2010

DR. HEINER DREISMANN* Dr. Heiner Dreismann	Director	April 12, 2010

DENNIS L. GRIMAUD* Dennis L. Grimaud	Director	April 12, 2010

DR. WILBERT J. KEON* Senator Dr. Wilbert J. Keon, O.C.	Director	April 12, 2010

/S/ KEVIN K. ROONEY Kevin K. Rooney	Director	April 12, 2010

*By:	/S/ ERINN B. BROSHKO
Erinn B. Broshko Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Med BioGene Inc., has signed this registration statement or amendment thereto in San Francisco, on April 12, 2010.

Authorized Representative

/S/ KEVIN K. ROONEY
Kevin K. Rooney

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1*	Notice of Articles of Registrant.

3.2*	Articles of Registrant.

4.1*	Specimen of Registrant’s Common Share Certificate.

4.2*	Form of Warrant issued to investors on June 1 and June 29, 2007.

4.3*	Form of Warrant issued to agents on June 1 and June 29, 2007.

4.4*	Form of Warrant issued to investors on August 7 and September 18, 2008.

4.5*	Form of Warrant issued to agents on August 7 and September 18, 2008.

4.6*	Form of Warrant issued to investors and agents on June 5, June 25 and October 8, 2009.

4.7*	Form of Warrant issued to investors and agents on December 24, 2009.

4.8*	Form of Warrant to be granted to the Representative.

4.9*	Escrow Agreement dated August 31, 2007 by and among Berkeley Capital Corp. II, Equity Transfer & Trust Company and certain shareholders of Berkeley Capital Corp. II, including Assignment Agreement dated June 5, 2009 by and among the Registrant, Berkeley Capital Corp. II, Equity Transfer & Trust Company and those shareholders now holding escrowed shares of Registrant.

4.10*	Escrow Agreement dated February 6, 2007 by and among SEP Capital Corporation, Computershare Investors Services Inc. and certain shareholders of SEP Capital Corporation, including Assignment Agreement dated September 11, 2009 by and among the Registrant, SEP Capital Corporation, Med BioGene Inc., Computershare Investors Services Inc. and those shareholders now holding escrowed shares of Registrant.

4.11*	Shareholders Rights Plan Agreement dated January 15, 2010 between Registrant and Computershare Investor Services Inc.

5.1	Form of Opinion of Farris, Vaughan, Wills & Murphy LLP.

10.1*	Form of Indemnity Agreement by and between Registrant and each of its directors and officers.

10.2*	Med BioGene 2006 Incentive Stock Option Plan.

10.3*	Executive Employment Agreement dated June 1, 2006 with Erinn B. Broshko, Chief Executive Officer of Registrant, including Change in Control Agreement dated June 1, 2006 with Erinn B. Broshko and Confidentiality Agreement and Assignment of Inventions dated June 1, 2006 with Erinn B. Broshko.

10.4*	Executive Employment Agreement dated January 12, 2009 with David G. Matthews, Chief Financial Officer of Registrant, including Change in Control Agreement dated January 12, 2009 with David G. Matthews and Confidentiality Agreement and Assignment of Inventions dated January 12, 2009 with David G. Matthews, as amended by that Amendment Agreement dated February 12, 2010.

10.5*	Letter Agreement dated May 27, 2008 with Dr. Heiner Dreismann, a director of Registrant.

10.6†*	Additional Exclusive License Agreement dated February 24, 2009 between Registrant and University Health Network.

Exhibit Number	Description
10.7†*	Additional Sponsored Research Agreement dated February 24, 2009 between Registrant and University Health Network.

10.8†*	Amended and Restated Exclusive License Agreement dated February 24, 2009 between Registrant and University Health Network.

10.9†*	Amended and Restated Sponsored Research Agreement dated February 24, 2009 between Registrant and University Health Network.

21.1*	Subsidiaries of Registrant.

23.1	Consent of PricewaterhouseCoopers, LLP.

23.2	Consent of Farris, Vaughan, Wills & Murphy LLP (contained in Exhibit 5.1).

23.3	Consent of University Health Network.

24.1*	Power of Attorney.

*	Previously filed.
**	To be filed by amendment.
†	Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.